POST-EFFECTIVE AMENDMENT NO.2
                                       TO
                                  FORM 10-SB/A

                         GENERAL FORM FOR REGISTRATION
                    OF SECURITIES OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934
                                ----------------

                                 Besicorp Ltd.
                 (Name of Small Business Issuer in its charter)

          New York                                      14-1809375
         (State or other jurisdiction                   (I.R.S. Employer)
          of incorporation or                           Identification No.)
          organization

          1151 Flatbush Road
          Kingston, New York                            12401
          (Address of principal                         (Zip Code)
          executive offices)

               Registrant's telephone number, including area code:

                                 (914) 336-7700
                               -------------------

           Securities to be registered under Section 12(b) of the Act:

                                      None

          Title of each class                     Name of each exchange on which
          to be so registered                     each class is to be registered

               None                                            None
           --------------                           ---------------------------


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.01 par value
          ============================================================

                                EXPLANATORY NOTE

         This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-Off (as defined in the Information Statement which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the Spin-Off will be consummated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.



                                 CROSS REFERENCE

                                  BESICORP LTD.



INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN
FORM 10-SB BY REFERENCE

               CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                             AND ITEMS OF FORM 10-SB



Item
No.               Item Caption                                Location in Information Statement

1.                Business                                    "SUMMARY;" "BUSINESS;" "RISK
                                                              FACTORS;" "THE CONTRIBUTION AND
                                                              THE SPIN-OFF;" "RELATIONSHIP
                                                              BETWEEN NEWCO AND OLDCO
                                                              AFTER THE SPIN-OFF;" "THE
                                                              MERGER;" and "MANAGEMENT'S
                                                              DISCUSSION AND ANALYSIS OR PLAN
                                                              OF OPERATIONS."

2.                Management's Discussion
                  and Analysis                                "BUSINESS;" "RISK FACTORS;"
                                                              "CAPITALIZATION;" "SELECTED
                                                              UNAUDITED COMBINED FINANCIAL
                                                              STATEMENTS;" and "MANAGEMENT'S



                                                              DISCUSSION AND ANALYSIS OR PLAN
                                                              OF OPERATIONS."

3.                Properties
                                                              "BUSINESS-Properties;" and
                                                              "RELATIONSHIP BETWEEN NEWCO
                                                              AND OLDCO AFTER THE SPIN-OFF-
                                                              Additional
                                                              Matters."

4.                Security Ownership of
                   Certain Beneficial Owners
                   and Management                             "SECURITY OWNERSHIP OF CERTAIN
                                                              BENEFICIAL OWNERS AND
                                                              MANAGEMENT;" and "RISK FACTORS."

5.                Directors and Executive
                   Officers                                   "MANAGEMENT--Directors and Executive
                                                              Officers;" "BUSINESS- Legal Proceedings;"
                                                              and "RISK FACTORS."

6.                Executive Compensation                      "MANAGEMENT--Executive
                                                              Compensation;" and "RISK FACTORS."

7.                Certain Relationships and
                   Related Transactions                       "SUMMARY;" "RISK FACTORS;" "THE
                                                              CONTRIBUTION AND THE SPIN-OFF;"
                                                              "RELATIONSHIP  BETWEEN NEWCO
                                                              AND OLDCO AFTER THE SPIN-OFF;"
                                                              "THE MERGER;" and "CERTAIN
                                                              RELATIONSHIPS AND RELATED
                                                              TRANSACTIONS."

8.                Legal Proceedings                           "BUSINESS - Legal Proceedings."

9.                Market for Common
                  Equity and Related
                  Stockholder Matters                         "SUMMARY;" "RISK    FACTORS;"
                                                              "DESCRIPTION OF THE CAPITAL
                                                              STOCK;" "LISTING AND TRADING OF
                                                              NEWCO COMMON STOCK" AND
                                                              "DIVIDEND POLICY."

11.               Description of Registrant's




                   Securities                                 "RISK    FACTORS;" "DESCRIPTION OF
                                                              THE CAPITAL STOCK;" "DIVIDEND
                                                              POLICY;" and "DESCRIPTION    OF
                                                              CERTAIN STATUTORY, CHARTER
                                                              AND BY-LAW PROVISIONS."

12.               Indemnification of Directors
                   and Officers                               "LIABILITY AND INDEMNIFICATION
                                                              OF DIRECTORS AND OFFICERS."

13.               Financial Statements
                                                              "CAPITALIZATION;" "SELECTED
                                                              HISTORICAL AND PRO FORMA
                                                              FINANCIAL DATA" and Financial
                                                              Statements Beginning on Page F-1.

15.               Financial Statements and
                   Exhibits.
(a)               List of Financial
                   Statements                                 "INDEX TO THE COMBINED
                                                              FINANCIAL STATEMENTS OF THE
                                                              DISTRIBUTED BUSINESSES OF
                                                              BESICORP GROUP INC."

INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Item 10.          Recent Sales of Unregistered Securities.

                 Following the organization of Newco on November 20, 1998, Oldco contributed $500 to Newco for 500 shares of Newco Common Stock that Newco issued under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") without registration under the Securities Act. As a result, Oldco became the sole shareholder of Newco. Oldco remains the sole shareholder and it is expected that it will remain the sole shareholder until the consummation of the Spin-Off, at which time all of the shares of Newco issued to Oldco will be distributed on a pro rata basis to the holders of Oldco Common Stock pursuant to the Spin-Off.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

                  None.

Item 15.          Financial Statements and Exhibits.

(b)               Exhibits     The following documents are filed as exhibits
                               hereto:

Exhibit No.                Description

2.1 Form of Contribution and Distribution Agreement by and between Besicorp Ltd. (the "Company") and Besicorp Group Inc. ("BGI").

3(i)                       Certificate of Incorporation of Besicorp Ltd.**

3(ii)                      By-Laws of Besicorp Ltd.**

10.1                       Form of  Indemnification  Agreement  by and among the
                           Company,   BGI   Acquisition   LLC  ("LLC")  and  BGI
                           Acquisition Corp.
                           ("Acquisition")**

10.2 Form of Escrow Agreement by and among the Company, BGI, LLC and Acquisition.**

10.3                       Form of Lease by and between the Company and BGI.

10.4                       1999 Incentive Plan.

21.1                       List of Subsidiaries.

27                         Financial Data Schedule - 9 Months ended December 31,
                           1998

27.1                       Financial Data Schedule - 9 Months ended December 31,
                           1997

27.2                       Financial Data Schedule - Year ended March 31, 1998

27.3                       Financial Data Schedule - Year ended March 31, 1997

27.4                       Financial Data Schedule - 3 Months ended December 31,
                           1998

27.5                       Financial Data Schedule - 3 Months ended December 31,
                           1997


         *Filed as an Exhibit to Post - Effective Amendment No. 1 to the Form 10-SB/A of Newco filed on March 11, 1999.

         ** Filed as an Exhibit to the Form 10-SB of Newco filed on December 23, 1998 (File no. 000-25209).

                                                 SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             BESICORP LTD.

                                             By: /s/ Michael F. Zinn
                                             Name:   Michael F. Zinn
                                             Title:  Chairman of The Board,
                                                     Chief Executive Officer and
                                                     President

March 19, 1999

                               Besicorp Group Inc.
                               1151 Flatbush Road
                            Kingston, New York 12401



                                                                March 19, 1999


Dear Shareholder of Besicorp Group Inc.:

         On or about March 22, 1999, under a plan (the "Spin-Off") approved by Besicorp's Board of Directors, Besicorp's photovoltaic and independent power plant development businesses will become a separate independent company - Besicorp Ltd. - and all of the shares of Besicorp Ltd. will be issued to Besicorp's Shareholders, on a pro rata basis as a stock dividend. The Spin- Off will not affect your ownership of Besicorp's Common Stock, par value $0.10 per share ("Besicorp stock"). Shortly after the Spin-Off, Besicorp will merge with BGI Acquisition Corp. (the "Merger") and your shares of Besicorp stock will be converted to the Merger Consideration.

         For every 25 shares of Besicorp stock you own on March 22, 1999, you will become an owner of one share of Besicorp Ltd. Common Stock. Fractional shares of Besicorp Ltd. Common Stock will not be issued and in lieu thereof, holders of Besicorp stock will receive $1.72 in cash for each 1/25th of a share of Besicorp Ltd. Common Stock that would otherwise be issued.

         The name Besicorp Ltd. indicates that Besicorp Ltd. will be in many ways similar to Besicorp. In addition to operating Besicorp's photovoltaic and independent power plant development businesses, it is expected that Besicorp Ltd will be managed by Besicorp's current management and will be headquartered in Besicorp's current headquarters. The enclosed information statement contains details on the Spin-Off and Besicorp Ltd.

         In order to make certain that your certificates for Besicorp Ltd. Common Stock (and cash in lieu of fractional shares) are sent to the correct address, no certificates for Besicorp Ltd. Common Stock (and no cash in lieu of fractional shares) will be delivered to you on the date of the Spin-Off Instead, following the Spin-Off and the Merger, you will receive a letter of transmittal from Besicorp's transfer agent, Continental Trust & Stock Transfer Company, requesting the delivery of your certificates evidencing shares of Besicorp stock in order to receive the Merger Consideration. The letter of transmittal will be accompanied by a letter informing you about the occurrence of the Spin-Off and explaining that certificates evidencing your shares of Besicorp Ltd. Common Stock and/or cash in lieu of fractional shares (as well as the Merger Consideration) will be distributed to you by Continental and that by returning a completed letter of transmittal, you will expedite the delivery to you of the Besicorp Ltd. Common Stock. Upon receipt of your completed letter of transmittal, Continental will distribute to you the Merger Consideration in accordance with your completed letter of transmittal and Continental will also distribute the certificate evidencing shares (and/or cash in lieu of fractional shares) of Besicorp Ltd. Common Stock as promptly as practicable. PLEASE DO NOT SEND IN YOUR BESICORP SHARE CERTIFICATES AT THIS TIME.

         Until April 15, 1991, Besicorp's stock consisted of Common Stock, par value $0.01 per share (the "Pre-Split Common Stock"). On April 15, 1991, the Pre-Split Common Stock was subject to a 1 for 10 reverse stock split (the "Reverse Stock Split") as a result of which each ten shares of Pre-Split Common Stock were converted into one share of Besicorp Stock (with whole shares of Besicorp stock issued in lieu of fractional shares). If you hold shares of Pre-Split Common Stock that you never delivered for exchange for shares of Besicorp stock, your Pre-Split Common Stock will first be converted, at the time of their surrender pursuant to the letter of transmittal, by Continental into shares of Besicorp stock pursuant to the terms of the Reverse Stock Split, and then the appropriate number of shares of Besicorp Ltd Common Stock (and/or cash in lieu of fractional shares) and the appropriate Merger Consideration will be delivered.

         In April you will receive a separate letter explaining how to calculate the tax basis for your Besicorp and Besicorp Ltd. stock.

         We  strongly   believe  that  the  Spin-Off  and  Merger  will  benefit
Besicorp's shareholders.

         We urge you to read the enclosed information statement carefully. For questions relating to the distribution or trading of stock, please call Continental Trust & Stock Transfer Company, at 212-509-4000 x 535. For other questions addressed to Besicorp, please contact Susan Whitaker at Besicorp at 914-336-7700, ext. 104.


                                   Sincerely,

   Michael F. Zinn                                 Michael F. Zinn
   Chairman of the Board,                          Chairman of the Board,
   President and Chief Executive Officer           President and Chief Executive
   Besicorp Group Inc                              Officer
                                                   Besicorp Ltd.

                              INFORMATION STATEMENT

                                  BESICORP LTD.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                  This Information Statement is being furnished to shareholders of Besicorp Group Inc., a New York corporation ("Oldco"), in connection with the distribution by Oldco of all of the outstanding shares of common stock, par value $.01 per share ("Newco Common Stock"), of Besicorp Ltd. ("Newco"), a New York corporation and wholly owned subsidiary of Oldco, to the holders of record of shares of common stock of Oldco ("Oldco Common Stock") as of the date (the "Spin-Off Record Date") of, and immediately prior to, the consummation of the Merger (as hereinafter defined), on the basis of one share of Newco Common Stock for every 25 shares of Oldco Common Stock (the "Spin-Off"). No consideration will be paid by the holders of Oldco Common Stock for the shares of Newco Common Stock to be received by them in the Spin-Off. Fractional shares of Newco Common Stock will not be issued and in lieu thereof, holders of Oldco Common Stock will receive $1.72 in cash for each one twenty-fifth (1/25th) of a share of Newco Common Stock.

                  Newco was formed in November 1998 for the purpose of effecting the Spin-Off. The completion of the Spin-Off is a condition to the consummation of the merger (the "Merger") provided for in the Agreement and Plan of Merger dated November 23, 1998 (as amended, the "Plan of Merger"), by and among BGI Acquisition LLC ("Acquisition"), BGI Acquisition Corp. a wholly owned subsidiary of Acquisition ("Merger Sub"), and Oldco. The Spin-Off will be effected only if all of the other conditions to the Merger, including approval of the Plan of Merger by the shareholders of Oldco, have then been satisfied or waived. The receipt of the shares of Newco Common Stock (and cash in lieu of fractional shares) will be a taxable event to the recipients thereof. See "Material Federal Income Tax Consequences."

                  Prior to the Spin-Off Record Date, Oldco contributed to Newco Oldco's assets pertaining to, among other things, Oldco's photovoltaic and independent power plant development businesses and Newco assumed essentially all of Oldco's liabilities and obligations, other than the Retained Liabilities (as defined below). Newco also indemnified Acquisition, Merger Sub and Oldco, as the entity surviving the Merger (the "Surviving Corporation"), against any damages they suffer arising out of, among other things, Oldco's acts or omissions prior to the Merger other than the Retained Liabilities (as defined below). This Preliminary Information Statement uses the past tense to refer to certain events such as the Contribution (as hereinafter defined) and the adoption of the Plan of Merger by Oldco's shareholders, even though at the time of this Preliminary Information Statement such events had not occurred, since they will have occurred prior to the finalization and distribution of the Information Statement. See "The Contribution and the Spin-Off" and "Relationship Between Newco and Oldco after the Spin-Off."

                  There is currently no public trading market for the shares of Newco Common Stock. Newco has not applied for listing of the Newco Common Stock on the New York Stock

Exchange, Inc., the American Stock Exchange or the Nasdaq Stock Market, Inc. (each, an "Exchange") because it does not meet the stated listing requirements of any Exchange. Accordingly, it is not anticipated that a regular trading market will develop in the Newco Common Stock. See "Risk Factors--Risk Related to the Distribution" and "Listing and Trading of Newco Common Stock."

                  In reviewing this Information Statement, you should carefully consider the matters described under the caption "RISK FACTORS" commencing on page 15.

                             ----------------------
               THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN
              OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY
             NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY
              STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
                      BE UNLAWFUL PRIOR TO REGISTRATION OR
           QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             ----------------------

           NO SHAREHOLDER APPROVAL IS REQUIRED OR SOUGHT IN CONNECTION
        WITH THE SPIN-OFF. EACH SHAREHOLDER OF OLDCO WILL BE ENTITLED TO
            RECEIVE, UPON COMPLETION OF APPROPRIATE DOCUMENTATION, A
          CERTIFICATE EVIDENCING NEWCO COMMON STOCK (OR CASH IN LIEU OF
         FRACTIONAL SHARES OF NEWCO COMMON STOCK) RECEIVED IN THE SPIN-
        OFF. WE ARE NOT ASKING YOU FOR A PROXY, YOU ARE NOT TO SEND US A
         PROXY AND YOU ARE NOT HEREBY REQUESTED TO TAKE ANY ACTION WITH
                             RESPECT TO YOUR SHARES.

                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                THISINFORMATION STATEMENT DOES NOT CONSTITUTE AN
                OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
                               BUY ANY SECURITIES.

               The date of this Information Statement is March 19, 1999.

         THIS INFORMATION STATEMENT IS BEING FURNISHED SOLELY TO PROVIDE INFORMATION TO SHAREHOLDERS OF OLDCO WHO WILL RECEIVE SHARES OF NEWCO COMMON STOCK IN THE SPIN-OFF. IT IS NOT, AND IS NOT INTENDED TO BE CONSTRUED AS, AN INDUCEMENT OR ENCOURAGEMENT TO BUY OR SELL ANY SECURITIES OF NEWCO OR OLDCO. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT IS BELIEVED TO BE ACCURATE AS OF MARCH 18, 1999. CHANGES MAY OCCUR AFTER THAT DATE, AND NEITHER NEWCO NOR OLDCO WILL UPDATE THE INFORMATION CONTAINED HEREIN EXCEPT IN THE NORMAL COURSE OF THEIR RESPECTIVE PUBLIC DISCLOSURES.


                             ADDITIONAL INFORMATION

                  Newco has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form 10-SB (such registration statement, as it has been or may be amended or supplemented, the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the shares of Newco Common Stock to be received by the holders of Oldco Common Stock in the Spin-Off. This Information Statement does not contain all of the information which is set forth in the Registration Statement and the exhibits and schedules thereto. Statements in this Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the Registration Statement. The Registration Statement and the exhibits and schedules thereto filed by Newco with the SEC may be inspected and copied at the SEC's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be obtained on line at the SEC's Web site (http://www.sec.gov).

                  Newco is required to comply with the reporting requirements of the Exchange Act and to file reports, proxy statements and other information with the SEC. Additionally, Newco is required to provide annual reports containing audited financial statements to its shareholders in connection with its annual meetings of shareholders. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities of the SEC and may be obtained by mail or over the Internet from the SEC, as described above.

                           FORWARD-LOOKING STATEMENTS

                  This Information Statement includes or may include certain forward-looking statements that involve risks and uncertainties that concern Newco's financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. Although Newco believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, shareholders are cautioned that no assurance can be given that such expectations will prove correct and that actual results and developments may differ materially from those conveyed in such forward- looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include general economic, business and market conditions in the various geographic regions and countries in which Newco engages in its business activities, including fluctuations in the value of local currencies; costs or difficulties related to the establishment of Newco as an independent entity (including its ability to obtain financing and the costs thereof); and increased competitive and/or customer pressures in the businesses in which it competes. Such forward-looking statements speak only as of the date on which they are made and Newco does not undertake any obligation to update any forward- looking statement to reflect events or circumstances after the date of this Information Statement. If Newco does update or correct one or more forward-looking statements, shareholders and others should not conclude that Newco will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

                  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                                 TABLE OF CONTENTS

SUMMARY..................................................................................................    7
         Newco.............................................................................................  7
         The Spin-Off and the Merger....................................................................     7

RISK FACTORS...........................................................................................     15

CAPITALIZATION.........................................................................................     24

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA.......................................................     25

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.............................................     27
         Results of Operations for the Three Months and
              Nine Months Ended December 31, 1998 and 1997 and
              for the Fiscal Years Ended March 31, 1998 and 1997.......................................     27
         Inflation.....................................................................................     30
         Liquidity and Capital Resources...............................................................     31
         Year 2000.....................................................................................     32

BUSINESS...............................................................................................     34
         Photovoltaic Activities.......................................................................     34
         Power Development Activities..................................................................     36
         Risks of International Operations; Risks of Operations in India...............................     38
         Potential Non-Recurring Revenues..............................................................     39
         Research and Development......................................................................     40
         Intellectual Property.........................................................................     41
         Government Regulation and Environmental Matters...............................................     41
         Employees.....................................................................................     41
         Properties....................................................................................     41
         Legal Proceedings ............................................................................     42

THE CONTRIBUTION AND THE SPIN-OFF......................................................................     46
         Introduction..................................................................................     46
         The Contribution Agreement....................................................................     47
         The Terms of the Spin-Off.....................................................................     49
         Procedure for receiving certificates for shares of Newco Common Stock.........................     50

MATERIAL FEDERAL INCOME TAX CONSEQUENCES...............................................................     51

RELATIONSHIP BETWEEN NEWCO AND OLDCO AFTER THE SPIN-OFF................................................     52



         The Indemnification Agreement.................................................................     53
         The Escrow Agreement..........................................................................     54
         Additional Matters............................................................................     56

MANAGEMENT.............................................................................................     56
         Directors and Executive Officers..............................................................     56
         Executive Compensation........................................................................     58
         1999 Incentive Plan...........................................................................     61

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT....................................................................................     64

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.........................................................     65

THE MERGER.............................................................................................     66

DESCRIPTION OF THE CAPITAL STOCK.......................................................................     67

DESCRIPTION OF CERTAIN STATUTORY, CHARTER AND BY-LAW
         PROVISIONS....................................................................................     69

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS................................................     70

LISTING AND TRADING OF NEWCO COMMON STOCK..............................................................     71

EXPENSES OF THE SPIN-OFF...............................................................................     72

INDEPENDENT ACCOUNTANTS................................................................................     72

DIVIDEND POLICY........................................................................................     72

INDEX TO THE COMBINED FINANCIAL STATEMENTS OF THE
         DISTRIBUTED BUSINESSES OF BESICORP GROUP INC. .................................................    F-1


                                                         6

                                     SUMMARY

                  The following is a summary of the information contained elsewhere in this Information Statement. This summary does not purport to be complete and is qualified in its entirety by, and is subject to, the more detailed information and financial statements, including the notes thereto, set forth elsewhere in this Information Statement. Unless otherwise defined herein, capitalized terms used in this summary shall have the respective meanings ascribed to them elsewhere in this Information Statement. SHAREHOLDERS ARE URGED TO READ CAREFULLY THIS INFORMATION STATEMENT IN ITS ENTIRETY. Unless the context indicates otherwise, all references to "Oldco," "Oldco's activities," the "Company" or to the "Company's" activities, results of operations or financial condition prior to the date of the Contribution (as defined below) refer to Oldco and its subsidiaries and to the activities, results of operations or financial condition of Oldco and its subsidiaries, and all references to "Newco," "Newco's activities," the "Company" or to the "Company's" activities, results of operations or financial condition subsequent to the date of the Contribution refer to Newco and its subsidiaries and to the activities, results of operations or financial condition of Newco and its subsidiaries.

                                      NEWCO

                  Upon completion of the Spin-Off, the assets relating to Oldco's photovoltaic and independent power plant development businesses and all of Oldco's liabilities (other than the Retained Liabilities) will have been transferred to Newco, which will then be an independent, publicly held company engaged in the photovoltaic and independent power plant development businesses. See "The Contribution and the Spin-Off." Newco's principal executive offices are located at 1151 Flatbush Road, Kingston, New York, and its telephone number is
(914) 336- 7700.

                           THE SPIN-OFF AND THE MERGER

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DISTRIBUTING CORPORATION                             Besicorp Group Inc. ("Oldco").  References  to
                                                     Oldco include its subsidiaries, except where the
                                                     context otherwise requires.

DISTRIBUTED CORPORATION                              Besicorp Ltd. ("Newco"), which, pursuant to the
                                                     Contribution and Distribution Agreement (the
                                                     "Contribution Agreement") by and between Oldco
                                                     and Newco holds the Contributed Assets (as defined
                                                     below), the Distributed Subsidiaries (as defined
                                                     below) and has assumed all of the liabilities of
                                                     Oldco, other than the Retained Liabilities (the
                                                     "Contribution").  See "The Contribution and the
                                                     Spin-Off--The Contribution Agreement."  Newco is
                                                     engaged in the development, assembly, manufacture,

                                        7
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

                                                     marketing and resale of photovoltaic systems and
                                                     products and the development of independent power
                                                     plants.  See "Business."

DISTRIBUTION RATIO                                   One share of Newco Common Stock for every 25
                                                     shares of Oldco Common Stock owned as of the
                                                     Spin-Off Record Date.  No fractional shares of
                                                     Newco Common Stock will be issued.  Holders of
                                                     Oldco Common Stock entitled to receive Newco
                                                     Common Stock will in lieu of fractional shares (but
                                                     not in lieu of whole shares) of Newco Common
                                                     Stock receive $1.72 in cash for each one twenty-fifth
                                                     (1/25th) of a share of Newco Common Stock and
                                                     will receive, in addition, such number of whole
                                                     shares of Newco Common Stock as to which they
                                                     are entitled.  As a result, shareholders of Oldco
                                                     owning less than 25 shares of Oldco Common Stock
                                                     will receive cash but will not receive any Newco
                                                     Common Stock.  See "The Contribution and the
                                                     Spin-Off--Terms of the Spin-Off."

SHARES TO BE DISTRIBUTED                             Assumed to be approximately 122,057 shares of
                                                     Newco Common Stock (based on the number of
                                                     shares of Oldco Common Stock outstanding on
                                                     March 18, 1999, after giving effect to the exercise of
                                                     all outstanding options, warrants and other rights to
                                                     purchase Oldco Common Stock and assuming no
                                                     cancellation of shares as a result of fractional shares
                                                     being converted into cash).  It is estimated that the
                                                     number of shares of Newco Common Stock to be
                                                     canceled as a result of the conversion of fractional
                                                     shares into cash will be less than 2,000.  See "The
                                                     Contribution and the Spin-Off--Terms of the Spin-
                                                     Off."

FEDERAL INCOME TAX
CONSEQUENCES                                         The receipt of the shares of Newco Common Stock
                                                     (and cash in lieu of fractional shares) will be a
                                                     taxable event to the recipients thereof.  The tax
                                                     consequences of such receipt may vary depending
                                                     upon, among other things, the particular
                                                     circumstances of the recipient.  A recipient will
                                                     generally receive dividend income equal to the value


                                        8

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

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


                                                   of  the shares of  Newco Common  Stock (which
                                                   is approximately $43.01 per  share  of  Newco
                                                   Common Stock)  or  the amount of cash or both
                                                   received  by  such  recipient pursuant to the
                                                   Spin-Off. Pursuant  to the New York  Business
                                                   Corporation  Law  (the  "BCL"),  claims  of
                                                   Oldco's creditors, including claims of such
                                                   creditors  as taxing  authorities, are  not
                                                   extinguished by the Spin-Off and  the  Merger
                                                   and, accordingly,  the Surviving  Corporation
                                                   will be  liable  for  the   claims  of  both
                                                   Merger Sub and Oldco immediately prior to the
                                                   Merger. Furthermore, as former members of the
                                                   Oldco  consolidated  group,  Newco  and  the
                                                   other members of  such group would be jointly
                                                   and  severally  responsible  for  the  U.S.
                                                   federal income tax liability  of  such  group
                                                   for the years  during which they were members
                                                   of such group.  Management  is  not aware  of
                                                   any  material  claims  of  Oldco's  creditors
                                                   other  than  (i) the  legal  proceedings
                                                   described under "Business      --     Legal
                                                   Proceedings,"    (ii)   the accrued    unpaid
                                                   federal income taxes  for the current  fiscal
                                                   year based on the consolidated  net income of
                                                   Oldco through the effective   date   of   the
                                                   Merger   (the    "Effective Date"), (iii) the
                                                   liability of Oldco and/or  its   Subsidiaries
                                                   for New  York State income taxes for  Oldco's
                                                   current fiscal year, (iv) the indebtedness of
                                                   approximately  $135,000 at  December 31, 1998
                                                   incurred in connection with the purchase  of
                                                   the  photovoltaic   business  (the "SunWize
                                                   Indebtedness") and (v)  accounts payable  and
                                                   similar  expenses  incurred in the  ordinary
                                                   course of business.  See  "Business - SunWize
                                                   Indebtedness,"  the  Combined  Financial
                                                   Statements of the Distributed  Businesses  of
                                                   Besicorp Group Inc. and Unaudited Pro   Forma
                                                   Combined Financial Information.  Pursuant  to
                                                   the Contribution Agreement, Newco is assuming
                                                   all of Oldco's  liabilities   other  than the
                                                   Retained Liabilities (which include the   tax
                                                   liabilities referred  to  in  (ii) and (iii),
                                                   above).

                                                   To the extent  that as of the Effective Date,
                                                   the Surviving  Corporation is  not  able  to
                                                   discharge all

                                        9

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


                                                  claims of creditors existing at the Effective
                                                  Date and the $6.5  million placed by Oldco in
                                                  escrow pursuant to the escrow agreement (the
                                                  "Escrow Agreement") entered  into  by  Oldco,
                                                  Newco,  Acquisition  and  Merger  Sub  (the
                                                  "Escrow Fund") is insufficient to do  so,  it
                                                  is possible that the creditors (including the
                                                  taxing authorities) may seek to bring  claims
                                                  against  persons  who  were  shareholders  of
                                                  Oldco immediately prior to the Effective Date
                                                  of the  Merger  by asserting that such share-
                                                  holders are subject to  transferee  liability
                                                  (i.e.,  that such shareholders are liable for
                                                  the  obligations of Oldco  by  virtue  of the
                                                  fact   that   they   received  the  Merger
                                                  Consideration  (as  defined  below) or  the
                                                  Newco  Common  Stock  (or  cash  received  in
                                                  lieu of  fractional  shares of Newco Common
                                                  Stock)  or  both,  although  such  potential
                                                  liability of any shareholder would presumably
                                                  be limited   to   the  value  of  the  Merger
                                                  Consideration or Newco Common Stock (or  cash
                                                  received in  lieu  of  fractional  shares  of
                                                  Newco Common Stock) or both received by such
                                                  shareholder, plus any  allowable  interest
                                                  charge).  If any such  claims were to be made
                                                  and be successful, the  net  benefit received
                                                  by  such  shareholders from the  Merger
                                                  Consideration  and  the Spin-Off  could   be
                                                  materially reduced.

                                                  Newco's shareholders  should  read  carefully
                                                  the discussion under "Material Federal Income
                                                  Tax Consequences" and are  urged  to  consult
                                                  their  own  tax   advisors   as  to  the  tax
                                                  consequences of  the  Merger  to  them  under
                                                  federal, state, local or any other applicable
                                                  law.  Newco has  not   obtained an opinion of
                                                  counsel with respect to the disclosure  set
                                                  forth  above  and  under  "Material  Federal
                                                  Income Tax Consequences."



TRADING MARKET                                    Currently, there is no public trading  market
                                                  for  Newco  Common  Stock  and  it  is  not
                                                  anticipated  that  any  such  market  will
                                                  develop.  Newco has not applied  and does not
                                                  intend  to  apply  for  listing  of the Newco
                                                  Common Stock on any Exchange because it  does
                                                  not meet the stated listing requirements

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                                       10


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


                                                     thereof. Trading, if any, in Newco Common Stock
                                                     will take place only in the over-the-counter market.
                                                     See "Listing and Trading of Newco Common
                                                     Stock."

OVERVIEW                                             OF NEWCO  Newco is  engaged in the photovoltaic and
                                                     independent   power   plant development businesses.
                                                     See "Business."

OVERVIEW                                             OF THE  SPIN-OFF  Under the terms of the Plan  of
                                                     Merger,  Oldco is  required to effect the Spin-Off
                                                     prior  to the  consummation of the Merger. As a result
                                                     of the Spin-Off, Newco will generally consist of the
                                                     following:

                                    Assets           (i) all of Oldco's assets pertaining to the
                                                     photovoltaic and power plant development
                                                     businesses (including interests in power plant
                                                     projects and initiatives in the United States, India,
                                                     Brazil and Mexico and trade receivables, furniture,
                                                     fixtures and equipment related to these businesses
                                                     (See "Unaudited Pro Forma Combined Financial
                                                     Information")); (ii) such amount necessary so that
                                                     Newco and the Distributed Subsidiaries (as defined
                                                     below) shall have $1.75 million in cash; (iii) the
                                                     interests in the Partnerships (as defined below); and
                                                     (iv) all other assets not retained by Oldco
                                                     (collectively, the assets described under (i), (ii), (iii)
                                                     and (iv) are the "Contributed Assets").

                              Subsidiaries           all of Oldco's subsidiaries and affiliates other than
                                                     the subsidiaries owning the interests in the
                                                     partnerships (the "Partnerships") that formerly
                                                     owned the five domestic power plants (the "Power
                                                     Plants") which provided capacity and electrical
                                                     power to Niagara Mohawk Power Corporation
                                                     ("Niagara Mohawk")) (collectively, such
                                                     subsidiaries are the "Retained Subsidiaries" and the
                                                     other subsidiaries and affiliates are the "Distributed
                                                     Subsidiaries").

                                 Liabilities         all of Oldco's liabilities (the only material liabilities
                                                     that Newco is aware of are the contingent liabilities

                                       11


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



                                                   arising  out  of   legal  proceedings  to which
                                                   Oldco  is  a  party  (see "Business - Legal
                                                   Proceedings"),   the SunWize  Indebtedness  and
                                                   accounts payable and similar expenses  incurred
                                                   in  the  ordinary  course  of  business  (see
                                                  "Business--SunWize  Indebtedness," the Combined
                                                   Financial  Statements  of  the  Distributed
                                                   Businesses of Besicorp Group Inc. and Unaudited
                                                   Pro Forma Financial Information), excluding (i)
                                                   the actual or accrued liabilities of Oldco  or
                                                   any subsidiary that is  a  Retained  Subsidiary
                                                   for unpaid federal income taxes for the current
                                                   fiscal  year  based on  the  consolidated  net
                                                   income of Oldco through the Effective Date (the
                                                   "Specified Current  Liabilities"); (ii)  the
                                                   liability  of Oldco or its subsidiaries for New
                                                   York State income  Taxes  for  Oldco's  current
                                                   fiscal year (the "Excluded Liability");   and
                                                   (iii) various intercompany liabilities  between
                                                   Oldco  and  the  Retained  Subsidiaries
                                                   (collectively the  liabilities  described under
                                                   (i), (ii) and (iii)  are  the  "Retained
                                                   Liabilities" and the other  liabilities are the
                                                   "Assumed Liabilities").

                                                   The directors and officers of Oldco will be the
                                                   directors and officers of Newco at the time  of
                                                   the  Spin-Off.  The  Spin-Off  will  not be
                                                   completed unless all of the other conditions to
                                                   the Merger have been satisfied or waived.  See
                                                   "The Contribution and the Spin-Off--The  Terms
                                                    of the Spin-Off."



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
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OVERVIEW OF THE MERGER                               In the Merger, Merger Sub will be merged with and
                                                     into Oldco (which only owns the Retained Assets
                                                     and the Retained Liabilities), with Oldco being the
                                                     surviving corporation (the "Surviving Corporation")
                                                     and becoming a wholly owned subsidiary of
                                                     Acquisition.  The Plan of Merger provides that the
                                                     Surviving Corporation will change its name within
                                                     30 days after the date (the "Merger Closing Date")
                                                     of the consummation of the transactions
                                                     contemplated by such plan (the "Merger Closing")
                                                     to a name which does not include the word
                                                     "Besicorp."  At the Effective Date of the Merger,
                                                     each issued and outstanding share of Oldco
                                                     Common Stock will be converted into the right to

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                                                        12

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


                                                     receive $34.50, subject to upward (but not downward)
                                                     adjustment in certain circumstances ("the "Merger
                                                     Consideration"). The holders  of  Oldco   Common
                                                     Stock  immediately prior to the Effective  Date  will
                                                     receive letters of  transmittal requesting that
                                                     they surrender  their Oldco share  certificates.  Upon
                                                     surrender,  such  holders will receive the Merger
                                                     Consideration applicable to the Oldco  Common Stock
                                                     evidenced by such certificates. The consummation of
                                                     the Merger is subject to the satisfaction or waiver of
                                                     various   conditions.   See "The Merger" and "Relationship
                                                     Between Newco And Oldco After The Spin-Off."



RELATIONSHIP WITH OLDCO
AFTER THE MERGER                                     After the Merger, Oldco and Newco will become
                                                     separately owned and managed companies.  Oldco
                                                     will be owned by Acquisition and Newco will be
                                                     owned by the holders of Oldco Common Stock as of
                                                     the Spin-Off Record Date (the "Entitled Holders").
                                                     Immediately prior to the Merger Closing, one or
                                                     more of Oldco, Newco, Merger Sub, and
                                                     Acquisition will enter into the following agreements
                                                     governing various matters and ongoing relationships
                                                     between Acquisition, the Surviving Corporation and
                                                     Newco following the Spin-Off and the Merger: (i)
                                                     the Indemnification  Agreement (the
                                                     "Indemnification Agreement"),  which obligates
                                                     Newco to indemnify Merger Sub, Acquisition, the
                                                     Surviving Corporation, and certain other parties
                                                     from any damage they suffer arising out of, among
                                                     other things, Oldco's breach of representations and
                                                     warranties set forth in the Plan of Merger and
                                                     certain liabilities, taxes and litigation of Oldco other
                                                     than the Retained Liabilities, and (ii) the Escrow
                                                     Agreement, which governs the $6,500,000 placed by
                                                     Oldco in escrow to, among other things, (a) satisfy
                                                     Newco's obligations under the Indemnification
                                                     Agreement and (b) provide for the payment of,
                                                     among other things, certain litigation and related
                                                     costs. Following the fifth anniversary of the Merger
                                                     Closing Date and the satisfaction of certain
                                                     conditions, the remainder of the Escrow Fund, if
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                                       13

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



                                                     any, will be released to Newco. See "Relationship
                                                     Between Newco and Oldco After the Spin-Off."

DISTRIBUTION AGENT,
TRANSFER AGENT AND
REGISTRAR                                            Continental  Stock Transfer & Trust Company
                                                     ("Continental")  will serve as the distribution agent
                                                     (the "Distribution  Agent") for the Spin-Off and as the
                                                     transfer agent and registrar for the Newco Common
                                                     Stock  and  is  the paying  agent   responsible
                                                     for  disbursing  the Merger Consideration.

SPIN-OFF RECORD DATE                                 The Spin-Off Record Date is expected to be the same day
                                                     as the Effective Date.  The Spin-Off will be
                                                     effectuated at that time. Therefore, the holders of
                                                     Oldco Common  Stock on  the Spin-Off Record Date (other
                                                     than those Entitled Holders holding fewer than 25
                                                     shares of Oldco Common Stock) will become the
                                                     shareholders of Newco.  See "The Contribution and the
                                                     Spin-Off--Terms of the Spin-Off."

DISTRIBUTION OF                                      Oldco will deliver to Continental shares of Newco
SHARE CERTIFICATES                                   Continental shares of Newco Common Stock representing
                                                     100% of the outstanding shares of Newco Common
                                                     Stock for distribution to the Entitled Holders.
                                                     Continental will distribute to all  Entitled  Holders a
                                                     letter of transmittal requesting  the delivery of
                                                     their certificates evidencing shares of Oldco Common Stock in order to receive the Merger Consideration.  The letter of transmittal will  be
                                                     accompanied   by  a  letter informing such Entitled
                                                     Holders about the occurrence of the Spin-Off and explaining that certificates evidencing  their shares of  Newco Common Stock and/or cash in
                                                     lieu of  fractional  shares (as  well  as  the   Merger
                                                     Consideration)    will   be distributed  by Continental
                                                     and  that  by  returning  a completed letter  of
                                                     transmittal,  such Entitled Holders  will  expedite the
                                                     delivery   of   the   Newco Common Stock. Upon receipt
                                                     of   each   such   Entitled Holder's  completed  letter
                                                     of transmittal, Continental will   distribute  to  such
                                                     Entitled  Holder the Merger Consideration in accordance with such

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



                                                     completed letter  of transmittal and Continental
                                                     will  also  distribute  the certificate evidencing
                                                     shares (and/or cash in lieu of fractional shares) of
                                                     Newco   Common   Stock   as promptly as practicable.
                                                     PLEASE  DO NOT SEND IN YOUR OLDCO SHARE CERTIFICATES AT
                                                     THIS    TIME.    See   "The Contribution and the
                                                     Spin-Off--The  Terms of the Spin-Off."



                                  RISK FACTORS

                  Any investment in our shares of common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this Information Statement, before you decide to buy or sell our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Related to Our Operations

We have a history of losses and expect future losses.

                  For the nine months ended December 31, 1998, and the years ended March 31, 1998 ("Fiscal 1998 ") and March 31, 1997 ("Fiscal 1997"), those parts of Oldco being distributed to Newco pursuant to the Contribution (the "Distributed Businesses") had losses on an historical basis of $(4.0 million), $(7.2 million) and $(4.7 million), respectively, on total revenues of $3.8 million, $4.4 million and $5.1 million, respectively. On a pro-forma basis, the Distributed Businesses had losses of $(4.0 million) and $(7.2 million) for the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively. Gross margins with respect to Oldco's product sales (principally photovoltaic products) were (4%) and 7% for the nine months ended December 31, 1998 and 1997, respectively, and (2)% and 4% for the years ended March 31, 1998 and 1997, respectively. The narrow gross profit margins are due, in part, to the competitive nature of the photovoltaic business which results in part from the fact that many of the Company's photovoltaic products are treated in the marketplace as commodities. No assurance can be given that gross margins will improve or that Newco will ever be profitable. See "Management's Discussion and Analysis or Plan of Operations", "Selected Historical and Pro Forma Financial Data," the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and the Unaudited Pro Forma Combined Financial Information.

We have immediate cash needs since we only have sufficient cash to operate for a few months and our auditor's report expresses concern about our ability to continue in business.

                  At December 31, 1998 and March 31, 1998, the Distributed Businesses had working capital on a historical basis of approximately $1.17 million and $455,000, respectively, and on a pro-forma basis, had working capital of approximately $2.68 million at December 31, 1998. Management estimates that after giving effect to the anticipated receipt in May 1999 of approximately $1 million to $1.5 million from the sale of pollution control emission credits, as to which no assurance can be given, the funds available to Newco are only sufficient to allow Newco to continue operations for four to six months (two to four months, if the funds from the sale of these credits are not received when contemplated) from the date of this Information Statement. See "Business -- Potential Non-Recurring Revenues." Without additional funds, Newco may not be able to pay its obligations as they become due. The failure of Newco to obtain additional funds or otherwise reduce its short term obligations would materially adversely affect Newco and could require it to curtail operations. The report of Newco's independent auditors is qualified with respect to Newco's ability to continue in existence. The auditor's expression of concern in its report about Newco's ability to continue as a going concern both indicate the seriousness of Newco's financial problems and will make lenders and investors more hesitant about providing financing of any kind should such financing be sought and is likely to allow potential lenders or investors to obtain more favorable terms in connection with any financing than if Newco were not subject to such concern. Newco intends to retain a financial advisor following the Spin-Off to, among other things, explore the options available to it which options may include a debt or equity financing though no assurance can be given that a financing will be pursued or available or that if pursued and available, that it will not be dilutive to Newco's shareholders. See "Capitalization," "Management's Discussion and Analysis or Plan of Operations," "Selected Historical and Pro Forma Financial Data," the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and the Unaudited Pro Forma Combined Financial Information.

We have agreed to accept liability for most of the legal proceedings against Oldco, if it is determined that Oldco was at fault; if Oldco's creditors cannot collect from Oldco, they may bring claims against Newco or Oldco's shareholders.

                  Newco has assumed all the liabilities and obligations arising out of legal proceedings to which Oldco is party to the extent it arises out of or relates to any action or inaction of, or the conduct of the business of Oldco or any Subsidiary on or prior to the Merger Closing Date except for certain litigation specified in the Indemnification Agreement (the "Existing Litigation"). Therefore, Newco is liable for substantially all awards of damages, if any, in any such actions brought against Oldco. See "Business -- Legal Proceedings." Pursuant to the BCL, claims of Oldco's creditors, including claims of such creditors as taxing authorities, are not extinguished by the Spin-Off and the Merger and, accordingly, the Surviving Corporation will be liable for the claims of both Merger Sub and Oldco immediately prior to the Merger. Furthermore, as former members of the Oldco consolidated group, Newco and the other members of such group would be jointly and severally responsible for the U.S. federal income tax liability of such group for the years during which they were members of such group. Management is not aware of any material claims of Oldco's creditors other than (i) the legal proceedings described under "Business -- Legal Proceedings," (ii) the accrued unpaid federal income taxes for the current fiscal year based on the consolidated net income of Oldco through the Effective Date, (iii) the liability of Oldco and/or its Subsidiaries for New York State income taxes for Oldco's current fiscal year and (iv) the SunWize Indebtedness and accounts payable and similar indebtedness incurred in the ordinary course of business. See "Selected Historical and Pro Forma Financial Data," the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and the Unaudited Pro Forma Combined Financial Information. Pursuant to the Contribution Agreement, Newco is assuming all of Oldco's liabilities other than the Retained Liabilities.

                  To the extent that the Surviving Corporation is not able to discharge all claims of creditors of Oldco existing at the Effective Date and the Escrow Fund is insufficient to do so, it is possible that the creditors (including the taxing authorities) may seek to bring claims against persons who were shareholders of Oldco immediately prior to the Effective Date of the Merger by asserting that such shareholders are subject to transferee liability (i.e., that such shareholders are liable for the obligations of Oldco by virtue of the fact that they received the Merger Consideration or the Newco Common Stock (or cash received in lieu of fractional shares of Newco Common Stock) or both, although such potential liability of any shareholder would presumably be limited to the value of the Merger Consideration or Newco Common Stock (or cash received in lieu of fractional shares of Newco Common Stock) or both received by such shareholder, plus any allowable interest charge). If any such claims were to be made and be successful, the net benefit received by shareholders from the Merger Consideration and the Spin- Off could be materially reduced. See "Material Federal Income Tax Consequences" and "Relationship between Oldco and Newco After the Spin-Off--The Indemnification Agreement."

Since our principal shareholder owns approximately 50% of our shares, he can elect and remove all of our directors and exercise significant control over us.

                  It is estimated that, after the Spin-Off, Michael F. Zinn, the Chairman of the Board, President and Chief Executive Officer of Newco, will own, after giving effect to the elimination of fractional shares of Newco Common Stock, at least 47.5% and own not more than approximately 51% of the then outstanding shares of Newco Common Stock. In addition, The Zinn Family Charitable Trust (the "Trust") established by Mr. Zinn will own, after giving effect to the elimination of fractional shares of Newco Common Stock, at least 8.2% and not more than approximately 10% of the then outstanding shares of Newco Common Stock; Mr. Zinn disclaims beneficial ownership of these shares. See "Security Ownership of Certain Beneficial Owners and Management." Holders of Newco Common Stock will be entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors, and, initially, the holders of such shares will possess all of Newco's voting power. The Certificate of Incorporation of Newco (the "Newco Certificate") does not provide for cumulative voting for the election of directors. Thus, the holders of more than 50% of the outstanding shares of Newco

Common Stock generally will be able to elect all the directors of Newco then standing for election and holders of the remaining shares will not be able to elect any director. Consequently, as Mr. Zinn will hold approximately 50% of the outstanding shares, he will be able to elect (and remove) all of the members of Newco's Board of Directors (the "Newco Board") and exercise substantial influence over the outcome of any issues which may be subject to a vote of Newco's shareholders and the policies and direction of Newco. See "Description of the Capital Stock--Common Stock"

Since our principal shareholder owns approximately 50% of our shares, he can sell Newco.

                  It is estimated that Michael F. Zinn will own between 47.5% and 51% of the outstanding Newco Common Stock after the Spin-Off. In addition, the Trust will own, after giving effect to the elimination of fractional shares of Newco Common Stock, at least 8.2% and not more than approximately 10% of the then outstanding shares of Newco Common Stock; Mr. Zinn disclaims beneficial ownership of these shares. Consequently, if a prospective purchaser were to reach an agreement with Mr. Zinn to purchase his stock (the "Zinn Stock") and acquire Newco, the Zinn Stock would be sufficient to guarantee shareholder approval of the transaction by which such purchaser would acquire Newco.

We eliminated certain potential obstacles that may have hindered shareholders with large holdings from engaging in certain business transactions with us.

                  Generally, New York corporations are subject to the provisions of Section 912 of the BCL if they have a class of securities registered under
Section 12 of the Exchange Act. Section 912 provides, with certain exceptions, that a New York corporation shall not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock or assets) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder. After the end of such five year period, generally the interested shareholder may engage in a business combination only if (a) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or (b) the business combination meets certain valuation and consideration requirements for the stock of such corporation. An "interested shareholder" is defined as any person that is the beneficial owner of 20% or more of the then-outstanding voting stock. Therefore, ordinarily, Michael F. Zinn, as the beneficial owner of more than 20% of the Newco Common Stock, may not have been able to engage in a business combination with Newco for five years after the Spin-Off Record Date. Moreover, after the end of such five year period, ordinarily he may not have been able to engage in a business combination unless the business combination were approved by the holders of a majority of the outstanding voting stock not beneficially owned by Mr. Zinn. However, the Newco Certificate provides that Section 912 does not apply to Newco. Therefore, Mr. Zinn or any other person who qualifies as an "interested shareholder" would be able to engage in a business combination with Newco at any time, subject, to the extent required by the BCL, to the approval of such transaction by the Newco Board and/or the shareholders of Newco. See "Description of Certain Statutory, Charter and By-Law Provisions."

No take-over is likely to succeed without our principal shareholder's assistance and as a result, it is unlikely that any one would commence a hostile takeover that would drive up the price of the shares.

                  Frequently prospective purchasers of companies offer substantial premiums to shareholders who agree to tender their shares so that the prospective purchaser may effectuate a change of control of a company. Mr. Zinn will own between 47.5% and 51% of the outstanding Newco Common Stock after the completion of the Spin-Off. In addition, the Trust will own, after giving effect to the elimination of fractional shares of Newco Common Stock, at least 8.2% and not more than approximately 10% of the then outstanding shares of Newco Common Stock; Mr. Zinn disclaims beneficial ownership of these shares. Consequently no one will be able to acquire control of Newco without Mr. Zinn's assent. In addition, even though neither the Newco Certificate nor the By-Laws of Newco (the "Newco By-Laws") contain any provisions intended to discourage non-negotiated takeover attempts, there will be, after the completion of the Spin- Off, approximately 4.88 million unissued and unreserved shares of Newco Common Stock and one million unissued and unreserved shares of Newco's Preferred Stock, par value $.01 per share (the "Newco Preferred Stock"). One of the effects of the existence of unissued and unreserved shares of Newco Common Stock and Newco Preferred Stock may be to enable the Newco Board to discourage an attempt to change control of Newco and thereby to protect the continuity of Newco's management. If, in the due exercise of its fiduciary duties, the Newco Board determined that an attempt to change control of Newco was not in Newco's best interest, the Newco Board could authorize, without having to obtain approval of the shareholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. See "Description of the Capital Stock--Certain Effects of Authorized and Unissued Stock."

Our business may be adversely affected by competition.

                  The photovoltaic and power plant markets in which Newco operates are highly competitive. Many of Newco's competitors have greater financial, marketing, manufacturing and distribution resources than those of Newco. There can be no assurance that Newco will be able to compete successfully in any of these businesses. See "Business."

We may not be successful in responding to technological change or in developing new products.

                  New photovoltaic energy products are constantly developed. Newco believes that its future success will depend on, among other things, its ability to develop on a timely basis technologically advanced products that meet the requirements of its customers. There can be no assurance that Newco will have the resources necessary to make investments in technology, that Newco will be able to make the technological advances necessary to remain competitive, that Newco will be able to successfully market its new products, if any, or that a new product, standard or technology will not emerge which could render its existing products obsolete. See "Business."

We face risks inherent in foreign operations which could materially and adversely affect our power plant development business.

                  Newco's independent power plant development project in India, and its initiatives in Brazil and Mexico are subject to the risks generally attendant to foreign operations (and in particular, risks attendant to foreign operations in less developed countries), including compliance with and unexpected changes in foreign regulatory requirements, trade barriers, currency control regulations, fluctuations in exchange rates, political and economic instability, the potential for expropriation, local economic conditions, and difficulties in staffing and managing foreign operations. Further, commercial and corporate laws in these markets are still significantly less developed than comparable laws in industrialized countries and are subject to change, including extensive revisions, preemption by local laws or administrative regulations or new regimes. The uncertainties associated with the existing and future laws and regulations in Newco's markets may have an adverse effect on Newco's ability to conduct its business and to generate profits.

We develop power plants with partners, and we cannot control these partners and could be materially and adversely affected as a result of disputes with these partners.

                  Newco anticipates that all of its power plant development initiatives will be conducted with one or more partners. At present, Newco and Empire State Newsprint LLC ("Empire") have a memorandum of understanding to form a joint development partnership (in which each party would have a 50% interest, which interests may be diluted in connection with the financing of such project) to develop a recycled newsprint manufacturing plant in Kingston, New York and a power plant adjacent thereto (the "Kingston Project"). Newco also has a development project in India that is being conducted with Chesapeake Power Investments Co. (which owns 50% of the entity developing the initiative). In addition, efforts to develop projects in Brazil are being made jointly with MPR Associates Inc. See "Business - - Power Development Activities." Newco may not be able to influence the management of the partnerships in which it has or may acquire interests and may be limited with respect to its ability to obtain information regarding such partnerships' activities or to control the operations, strategies and financial decisions of the entity developing the power plant or any partnership in which it acquires an ownership interest. Any significant disagreements among the partners could have a material adverse effect on such venture. Moreover, the equity interests of Newco in these partnerships generally would not be freely transferable. Therefore, there can be no assurance of Newco's ability to realize economic benefits through the sale of its interests in these ventures.

Our photovoltaic business depends on one supplier and would be adversely affected if we were to lose that supplier; our photovoltaic business might also be adversely affected if we were to lose our biggest customer.

                  Newco relies principally on one supplier, Siemens Solar Industries ("Siemens"), with which it does not have a supply agreement, for solar electric modules (i.e., the device that converts light into electricity). While management believes alternative sources of supply are available, no assurance can be given that these supplies will continue to be available on terms currently available and the inability to obtain such supplies from alternative suppliers on similar terms could have an adverse effect on Newco's operations. During the nine months ended December 31, 1998 and Fiscal 1998, sales to one customer, Allmand Brothers Inc. ("Allmand"), with which it does not have a purchase or similar agreement, accounted for 9% and 14%, respectively, of sales of photovoltaic products. The loss of such customer could have an adverse effect on Newco's operations. See "Business."

Our photovoltaic business depends on our dealers and distributors and would be adversely affected if we were to lose a number of our dealers and distributors.

                  Newco   conducts  much  of  its  sales  with  respect  to  its
photovoltaic business through dealers and distributors. Such dealers and distributors are not subject to minimum purchase requirements, may sell competing products, and may discontinue marketing Newco's products without notice. The loss of, or a significant reduction in sales volume through, Newco's dealers or distributors could have a material adverse effect on Newco's operations. Newco is not dependent on any particular dealer or distributor for sales of its photovoltaic products. See "Business - - Sales and Distribution."

We have agreed to indemnify Oldco's buyer with respect to environmental claims made against Oldco.

                  Newco has agreed to indemnify the Surviving Corporation and Acquisition with respect to environmental claims made against Oldco. No such claims against Oldco are outstanding and it is not anticipated that any claims, material to Newco, will be asserted. Foreign, federal, state and local environmental laws and regulations may under certain circumstances impose joint and several liability for investigation and remediation of contamination at locations owned or operated by Newco, Oldco or their predecessors, or at locations at which wastes or other contamination attributable to Newco, Oldco or their predecessors have come to be located. Newco can give no assurance that such liability at facilities Newco currently owns or operates, or at other locations, will not arise or be asserted against Newco or entities for which it may be responsible. Such other locations could include, for example, facilities formerly owned or operated by Newco or by Oldco, including the power plants formerly owned by Oldco or its affiliates. See "Relationship Between Newco and Oldco After the Spin-Off--The Indemnification Agreement" and "Business."

We are dependent on our senior management and employees for our future success.

                  Newco's future performance will depend, in part, upon the efforts and abilities of Newco's senior management and employees. The loss of service of one or more of these persons could have an adverse effect on Newco's business and development. Newco has not entered and does not intend to enter into employment agreements with any of these persons and does not maintain key-man life insurance on the life of any person other than a $3 million policy on the life of Michael F. Zinn, its Chairman of the Board, President and Chief Executive Officer. Because of Newco's limited financial resources, Newco may be unable to compensate management and employees at the levels prevailing at Oldco and accordingly, may be unable to retain employees critical to its success. See "Management."

Because we are a New York corporation, our ten largest shareholders are liable for unpaid wages.

                  Under Section 630 of the BCL, unless the Newco Common Stock is regularly quoted on an over-the-counter market, the ten largest shareholders of Newco will be personally liable for unpaid wages and debts to Newco's employees. See "Description of the Capital Stock-- Common Stock."

We are a new company and our historical financial information may not be useful in predicting future results.

                  The historical financial information included in this Information Statement is that of the Distributed Business (i.e., those parts of Oldco being distributed to Newco) and not of Newco and may not necessarily reflect the results of operations, financial position and cash flows of Newco in the future or Newco's results of operations, financial position and cash flows had Newco operated as a separate stand-alone entity during the periods presented. This historical financial information (i) includes operations relating to solar thermal and heat transfer products which were discontinued in Fiscal 1998 (and therefore will not be part of Newco's activities on a going-forward basis); (ii) does not reflect the financial effects of the Partnerships owning the Power Plants in which Oldco had interests; and (iii) does not reflect any changes that may occur in the funding and operations of Newco as a result of the Spin-Off. As a result of the MRA (as defined below) and the sale of the Power Plants, Newco will not receive the revenues and income that Oldco had historically received from the Partnerships. See "Summary -
Overview of the Spin-Off", "The Contribution and the Spin-Off", "Selected Historical and Pro Forma Financial Data" and "Management's Discussion and Analysis or Plan of Operations."

                        Risks Related to the Distribution

There has been no prior public market for our stock and it is possible that no market will develop; our shares may experience extreme price and volume fluctuations.

                  There is currently no existing trading market for Newco Common Stock. Newco has not applied and currently does not intend to apply for listing of Newco Common Stock on any Exchange because it does not meet the stated listing requirements of any Exchange. Newco Common Stock may be traded on the OTC Electronic Bulletin Board, a screen-based trading system operated by the National Association of Securities Dealers, Inc. Securities traded on the OTC Electronic Bulletin Board are, for the most part, thinly traded and subject to special regulations not imposed on securities listed or traded on any Exchange. Accordingly, no assurance can be given that a trading market (liquid or illiquid) will develop for the Newco Common Stock. If a trading market does not develop or is not maintained, holders of the Newco Common Stock may experience difficulty in reselling shares of the Newco Common Stock or may be unable to sell them at all. If a market for the Newco Common Stock develops, any such market may be discontinued at any time. If a public trading market develops for the Newco Common Stock, future trading prices of such securities will depend on many factors including, among other things, prevailing interest rates, Newco's results of operations and the market for similar securities. There can be no assurance as to the price at which Newco Common Stock will trade. See "Listing and Trading of Newco Common Stock."

We have the ability to issue shares of Preferred Stock which would have an adverse impact on holders of Newco Common Stock.

                  The Newco Board is authorized to issue shares of Newco Preferred Stock. The issuance of Newco Preferred Stock could decrease the assets and amount of earnings, if any, available for distribution to the holders of the Newco Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of Newco Common Stock. See "Description of the Capital Stock--Preferred Stock."

We do not intend to pay cash dividends and, as a result, shareholders will need to sell shares to realize a return on their investment.

                  Newco has never declared or paid any cash dividends on the Newco Common Stock and does not anticipate paying any cash dividends in the immediate future. See "Dividend Policy."

We can issue many more shares of our common stock and if we were to sell any shares, those sales may negatively affect our stock price.

                  The Spin-Off will involve the distribution to holders of Oldco Common Stock of an aggregate of approximately 122,057 shares of Newco Common Stock (assuming no cancellation of shares as a result of fractional shares being converted into cash), representing all of the outstanding shares of Newco Common Stock. It is expected that substantially all of these shares (other than the Zinn Stock) will be eligible for immediate resale in the public market. Sales of substantial amounts of Newco Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices, if any, for the Newco Common Stock. Newco may, pursuant to the 1999 Incentive Plan, issue up to 40,000 shares of Newco Common Stock, which may depress the price for such stock.

                                 CAPITALIZATION


         The following table sets forth the unaudited capitalization of Newco as at December 31, 1998 on a historical basis and on a pro forma basis. The unaudited pro forma capitalization reflects the distribution to Newco from Oldco of such amount necessary so that Newco and the Distributed Subsidiaries shall have $1,750,000 in cash and the satisfaction of all debt except debt issued in connection with Oldco's acquisition of a subsidiary, which subsidiary has been distributed to Newco, and accounts payable and similar indebtedness incurred in the ordinary course of business.

         This table should be read in conjunction with the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and notes thereto, the Unaudited Pro Forma Combined Financial Information and "Selected Historical and Pro Forma Financial Data" and notes thereto included elsewhere herein. The unaudited pro forma information set forth below does not necessarily reflect the capitalization of Newco in the future or as it would have been had the Spin-Off occurred on December 31, 1998.



                                                    Historical           Adjustments              Pro Forma
Long-Term Debt:
  Current Maturities of Long-Term Debt            $   11,700          $         -            $     11,700
  Long-Term Debt                                     123,608                                      123,608
                                                     -------                                      -------
         Total Long-Term Debt                     $  135,308          $         -            $    135,308
                                                    ========                                      =======

Shareholders' Equity:
  Common Stock-authorized 5,000,000
     shares, $.01 par value, issued and
     outstanding 122,057 shares                  $        -           $     1,221            $     1,221
  Preferred Stock-authorized and
     unissued, 1,000,000 shares                           -                                            -
  Paid-in Capital                                         -             5,441,922              5,747,619
  Total Combined Equity                           2,529,313            (2,529,313)(a)                  -



 Total Shareholders' Equity                     $ 2,529,313           $ 3,219,527            $ 5,748,840
                                                  ---------            ----------             ---------
Total Capitalization:                           $ 2,664,621           $ 3,219,527            $ 5,884,148
                                                  =========             =========              =========


-----------------------

(a) Gives effect to (i) the issuance of 122,057 shares of Newco Common Stock (assuming no cancellation of shares as a result of fractional shares being converted into cash), (ii) the distribution by Oldco to Newco of such amount necessary so that Newco and the

         Distributed Subsidiaries shall have $1.75 million in cash, (iii) thE assignment by Oldco to Newco of Oldco's interests in the Partnerships, and (iv) the reclassification of the combined equity in excess of par value to paid in capital. See "Unaudited Pro Forma Combined Financial Information."



                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


         The following table sets forth certain historical combined financial data for the Distributed Businesses for Fiscal 1997 and Fiscal 1998 and the nine month periods ended December 31, 1997 and 1998. The historical combined financial data for Fiscal 1997 and 1998 (audited), and the nine months ended December 31, 1997 and 1998 (unaudited), were derived from the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. included elsewhere herein. In the opinion of management, the historical combined financial data of the Distributed Businesses for the nine months ended December 31, 1997 and 1998 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The historical combined financial data are not necessarily indicative of the results of operations for any future period. Furthermore, the results of operations for the nine months ended December 31, 1997 and 1998 should not be regarded as indicative of the results that may be expected for the full year.

         The summary pro forma combined income statement data for Fiscal 1998 and the nine months ended December 31, 1998, and the summary pro forma balance sheet at March 31, 1998, reflect the effects on the historical results of the Distributed Businesses of: (i) the leasing of the Retained Equipment (as defined below) from Oldco; (ii) the assignment to Newco of Oldco's interests in the Partnerships; (iii) distribution of the shares of Newco Common Stock to the Entitled Holders; and (iv) the transfer to Newco of such amount necessary so that Newco and the Distributed Subsidiaries shall have $1,750,000 in cash. The accounting for this transfer of assets and liabilities represents a reorganization of companies under common control and, accordingly, all assets and liabilities will be reflected at their historical cost basis.

         The summary pro forma combined financial data set forth below is not necessarily indicative of the results of the operations or financial position of the Distributed Businesses had the transactions reflected therein actually been consummated on the dates assumed and is not necessarily indicative of Newco's future performance as an independent entity. The pro forma adjustments, as described in the Notes to the Unaudited Pro Forma Combined Balance Sheet and Notes to the Unaudited Pro Forma Combined Statements of Operations are based on available information and upon certain assumptions that management believes are reasonable. The summary pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation," the Combined Financial Statements of the

Distributed Businesses of Besicorp Group Inc. and notes thereto and the Unaudited Pro Forma Combined Financial Information and notes thereto included elsewhere herein.


Income Statement Data

                                                        (In Millions, Except Per Share Amounts)
                                       Year Ended March 31,                        Nine Months Ended December 31,
                                       --------------------                        ------------------------------
                          1998           1997            Pro Forma 1998                   1998               1997
                          ----           ----            --------------   -------------------------------------------
                                                           (Unaudited)      Historical         Pro Forma  (Unaudited)
                                                                                     (Unaudited)

Revenues                $  4.4         $  5.1              $  4.4           $ 3.8                $ 3.8       $ 3.4

Costs and Expenses        15.4           12.2                15.7             9.8                 10.0         8.9

Net loss                  (7.2)          (4.7)               (7.4)           (4.0)               (4.1)        (3.7)

Pro forma Per Share
Data (Unaudited)
   Net loss                                                ($60.43)                                           ($30.08)
                                                            ======                                             ======



Balance Sheet Data
                                                                                                       Pro Forma
                                 March 31, 1998                 December 31, 1998                  December 31, 1998
                                                                   (Unaudited)                        (Unaudited)
Net working capital                  $   .5                           $ 1.2                             $  2.7

Total Assets                            5.2                             4.0                                7.2

Long-term debt                          3.9                             0.1                                0.1

Combined Equity                         (.3)                            2.5                                5.7



           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS


         This narrative discusses the financial results of the Distributed Businesses. The financial results for Fiscal 1998 and 1997 include the results obtained from the Company's operations relating to solar thermal and heat transfer products which historically the Company combined with its photovoltaic operations. The Company discontinued the sale of solar thermal and heat transfer products effective March 31, 1998 and therefore Newco will not, on an on-going basis, be in the business of selling solar thermal and heat transfer products. The Company has not generated any revenue from its power plant development activities. Through Fiscal 1998, costs with respect to such activities are reflected as deferred costs. Subsequent to Fiscal 1998, such costs were written off and are included in Selling, General and Administrative Expenses ("SG&A") for the three and nine months ended December 31, 1998 and 1997. See Notes 1 and 3 of the Notes to the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. Oldco had historically funded the operating losses incurred by the Distributed Businesses. Following the Spin-Off and the Merger, the operations of the Distributed Businesses will not receive any funding from Oldco.


RESULTS OF OPERATIONS

Three months ended December 31, 1998 compared with three months ended December 31, 1997, nine months ended December 31, 1998 compared with nine months ended December 31, 1997 and Fiscal 1998 compared with Fiscal 1997.

Product Sales. Revenues from product sales during the three months ended December 31, 1998 increased $399,612 (or 51%) to $1,187,805 from $788,193 for the three months ended December 31, 1997. Revenues from product sales during the nine months ended December 31, 1998, increased $216,636 (or 7%) to $3,273,495 from $3,056,859 for the nine months ended December 31, 1997. Fiscal 1998 revenues from product sales decreased by $636,575 (or 14%) to $3,838,351 from $4,474,926 for Fiscal 1997. The increases in the three and nine-month periods are due primarily to increases of $546,380 and $1,128,539, respectively, in sales of photovoltaic products as a result of increased sales volume, which was partially offset by decreases of $146,768 and $911,903, respectively, in sales of solar thermal and heat transfer products, a result of Oldco's decision to discontinue those product lines. The decrease in Fiscal 1998 is due primarily to the $836,372 decrease in sales of solar thermal and heat transfer products. Factors contributing to the decrease in product sales during Fiscal 1998 include increasingly competitive pricing activity for solar thermal and heat transfer products and to the Company's discontinuance of the non-agricultural portion of its heat transfer product line during the third quarter of Fiscal 1997. This decrease was partially offset by a $199,797 (or 8%) increase during Fiscal 1998 in sales of photovoltaic products from the corresponding prior period. Sales of photovoltaic products were $1,187,805 and $641,425, respectively, for the three months ended December 31,

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1998 and 1997 and were  $3,241,312 and  $2,112,773,  respectively,  for the nine months ended December 31, 1998 and 1997. For Fiscal Years 1998 and 1997, sales of photovoltaic products were $2,730,545 and $2,530,748, respectively. Sales of solar thermal and heat transfer products were $0 and $146,768, respectively, for the three months ended December 31, 1998 and 1997 and were $32,183 and $944,086, respectively, for the nine months ended December 31, 1998 and 1997. For Fiscal 1998 and 1997, sales of solar thermal and heat transfer projects were $1,107,806 and $1,944,178, respectively. Sales of photovoltaic products constituted 99%, 71%, 69% and 57% of product sales for the nine months ended December 31, 1998, Fiscal 1998, the nine months ended December 31, 1997 and Fiscal 1997, respectively.

Other Revenues. Other revenues for three months ended December 31, 1998 increased by $85,894 (or 92%) to $179,520 from $93,626 for the three months ended December 31, 1997. Other revenues for the nine months ended December 31, 1998 increased by $197,474 (or 94%) to $406,841 from $209,367 during the corresponding period in the prior year. Other revenues for Fiscal 1998 increased by $115,232 (or 37%) to $426,154 from $310,922 for Fiscal 1997. The increase in all periods was due to revenue received from the New York State Energy Research and Development Authority ("NYSERDA"), and for the three and nine-month periods, from Motorola, Inc. See Note 11 of the Notes to the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc.

Interest and Other Investment Income. During the three months ended December 31, 1998, Interest and other Investment Income decreased by $4,374 (or 46%) to $5,200 from $9,574 for the corresponding period in the prior year. Interest and other investment income during the nine months ended December 31, 1998 decreased by $9,281 (or 34%) to $18,404 from $27,685 for the nine months ended December 31, 1997. Interest and other investment income during Fiscal 1998 decreased by $7,194 (or 17%) to $35,482 from $42,676 for Fiscal 1997. The decrease in all periods is due primarily to the lower principal balances on notes receivable. See Note 4 of Notes to the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc.

Other Income. Other income for the Fiscal 1998 and Fiscal 1997 was $108,435 and $264,371, respectively. The amount recorded in Fiscal 1997 includes income of $150,000 earned from the settlement of a complaint against a competitor. Other income is generally comprised of rental income derived from storage units owned by the Company.

Cost of Product Sales. The cost of product sales for the three months ended December 31, 1998 and 1997 was $1,162,704 and $776,517, respectively, or 98% and 99% of the revenues attributable to product sales for the respective periods. The cost of product sales for the nine months ended December 31, 1998 and 1997 was $3,144,571 and $2,850,416, respectively, or 96% and 93% of the revenues attributable to product sales for the respective periods. The cost of product sales for Fiscal 1998 and Fiscal 1997 was $3,932,201 and $4,299,848, respectively, or 102% and 96% of the revenues attributable to product sales for the relevant period. The increase in the cost of sales percentage for the nine months ended December 31, 1998 from the corresponding period in the prior year is due primarily to the discontinuance of the solar thermal

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


and heat transfer product lines which, historically, had lower costs of sales than the photovoltaic products. The increase in Fiscal 1998 from Fiscal 1997 is due primarily to increasingly competitive pricing of solar thermal and heat transfer products and the discontinuance of the non-agricultural and heat transfer product line discussed above. This increase for both periods was partially offset by the improved efficiencies achieved in the photovoltaic product manufacturing process. The cost of photovoltaic products for the three months ended December 31, 1998 and 1997 was $1,137,337 and $615,926,
respectively, or 96% and 96% of revenues applicable to photovoltaic product sales for the applicable period. The cost of the sales of photovoltaic products for the nine months ended December 31, 1998 and 1997 was $3,044,248 and $2,045,668, respectively, or 94% and 97% of the revenues attributable to photovoltaic product sales for the applicable period. The cost of the sales of photovoltaic products for Fiscal 1998 and Fiscal 1997 was $2,725,263 and $2,549,282, respectively, or 100% and 101% of the revenues attributable to photovoltaic product sales for the relevant period.

Selling,  General and  Administrative  Expenses.  During the three  months ended
December 31, 1998, SG&A decreased by $65,434, or 3%, to $2,058,474 from $2,123,908 for the three months ended December 31, 1997. SG&A during the nine months ended December 31, 1998, increased by $886,878 or 16% to $6,577,230 from $5,690,352 for the nine months ended December 31, 1997. SG&A during Fiscal 1998 increased by $942,097 or 13% to $8,466,360 from $7,524,263 for Fiscal 1997. SG&A includes remuneration of executives and sales, marketing and project development staff, but not employees involved in the production of Newco's products.

The decrease in the three-month period is due primarily to the discontinuance of the Company's solar thermal and heat transfer product lines.

The increase in the nine-month period is primarily due to the $1,402,085 write-off of project costs previously deferred due to the uncertain nature of the development of the projects and due to the uncertain political and economic conditions in the countries where the projects are located (principally India and Brazil). Oldco determined, in accordance with its existing policy that, due to the uncertain development of the projects, the carrying amounts may be impaired. This increase was offset by the decrease in SG&A associated with discontinuance of the Company's solar thermal and heat transfer product lines, the reclassification of certain labor charges from SG&A to cost of product sales and a decrease in professional fees. See "Liquidity and Capital Resources" and "Business - Power Development Activities" for information regarding the status of the Company's power projects and initiatives.

The increase in Fiscal 1998 is primarily due to the write-off of project costs previously deferred of $519,293, a judgment of $126,750 paid in connection with the resolution of certain litigation, the write-down of property of $141,468 to its net realizable value in connection with the discontinuance of the Company's solar thermal and heat transfer technology product lines, increased Board of Directors' compensation and related expenses of $241,529, increased compensation expense of $535,652 resulting from the addition of management personnel, and additional sales and marketing support staff in the photovoltaic business. This increase was partially offset by decreased professional fees.

Interest Expense. Interest expense for the three months ended December 31, 1998 decreased by $195,348 to $6,927 from $202,275 for the three months ended December 31, 1997. Interest expense for the nine months ended December 31, 1998 decreased by $283,343 to $111,234 compared to $394,577 for the nine months ended December 31, 1997. The decrease in interest expense in both periods is due primarily to the Company's repayment of $3 million the Company borrowed from Stewart and Stevenson Services, Inc. (the "S&S Loan").

Interest expense for Fiscal 1998 increased by $157,737 to $481,651 from $323,914 in Fiscal 1997. The increase is due primarily to interest expense of $115,585 incurred in connection with a judgment related to the resolution of certain litigation and to higher interest payments resulting from increased borrowing under the S&S Loan.

Other Expense. Other expense increased during Fiscal 1998 to $2,519,114 from $92,316 for Fiscal 1997, due primarily to the Company's decision to reserve for the possible uncollectibility of a loan of $2.5 million in connection with a power project which was ultimately written off in Fiscal 1999. The reserve and subsequent write-off were recorded as a result of certain litigation and the subsequent settlement thereof which resulted in the impairment of the asset and the determination that the loan was uncollectible (the "KBA Loan"). The KBA Loan was written off during the quarter ended December 31, 1998. See Notes 4 and 10 of Notes to the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc.

Credit for Income Taxes. For the three months ended December 31, 1998, the credit for income taxes decreased by $117,100 (or 16%) to $627,700 from $744,800 for the three months ended December 31, 1997. During the nine months ended December 31, 1998, the credit for income taxes increased by $169,000 (or 9%) to $2,062,000 from $1,893,000 for the corresponding period in the prior year. During Fiscal 1998, the credit for income taxes increased by $1,351,600 (or 56%) to $3,767,000 from $2,415,400 for Fiscal 1997. The credit for income taxes in all periods represents the allocated benefits to Newco of the losses which Oldco was able to use in filing its consolidated tax returns.

Net Loss. The Company's net loss for the three months ended December 31, 1998 decreased by $241,754 (or 17%) to $1,201,097 from the net loss of $1,442,851 for the three months ended December 31, 1997. The Company's net loss for the nine months ended December 31, 1998 increased by $331,491 (or 9%) to $4,002,686 from the net loss of $3,671,195 for the nine months ended December 31, 1997. The Company's net loss for Fiscal 1998 increased by $2,491,958 (or 53%) to $7,224,004 from the net loss of $4,732,046 for Fiscal 1997. The factors contributing to the increases in net loss are discussed above.

INFLATION


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




The Company's operations have not been, nor in the near term are expected to be, materially affected by inflation. However, if the Company develops business opportunities internationally, it may become subject to risks of inflation in the foreign countries in which it operates.

LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended December 31, 1998, the Company's working capital on a historical basis increased by $710,233 from $454,991 at March 31, 1998, to $1,165,224. On a pro forma basis, the Company had working capital of $2,677,998 at December 31, 1998, which was $1,512,774 greater than the historical working capital at such date. The higher pro forma amount is due primarily to cash of $1.75 million contributed by Oldco to Newco. See "Unaudited Pro Forma Financial Information." The Company does not have any short term material capital commitments associated with the development of its power plant initiatives and projects other than the overhead and employee costs associated with monitoring such projects and the development of new projects and approximately $750,000 in connection with the Kingston Project. Management currently anticipates that of the sum to be expended in connection with the Kingston Project, $250,000 (the "Initial Commitment") will be expended in the next three months and the balance will be expended during the twelve months thereafter. See "Business - Power Development Activities." After giving effect to the Initial Commitment and assuming the receipt of approximately $1 million to $1.5 million from the sale of certain pollution control emission allowances which are expected to be received in or about May 1999, Newco will have sufficient funds to continue operations for approximately four to six months from the date of this Information Statement. If the funds from the sale of these allowances are not received, Newco would only be able to continue operations for approximately two to four months from the date of this Information Statement. After the expiration of the applicable period, Newco may, without additional funds or a significant reduction of its operating expenses, not be able to pay its obligations as they become due. This would materially and adversely effect Newco and require it to curtail operations. Newco is in the preliminary stages of developing a business plan to address its immediate cash and capital requirements. Newco contemplates that following the Spin-Off and the Merger that it will retain a financial advisor to assist it in continuing to formulate the plan and to examine the options available to Newco.

During the nine months ended December 31, 1998, cash of $3,086,621 was used by operating activities primarily as a result of to the net loss for the period of $4,002,686, partially offset by non-cash items, primarily comprised of the write-off of project costs previously deferred. During the fiscal year ended March 31, 1998, cash of $4,535,979 was used by operating activities primarily as a result of the net loss of $7,224,004 for the period, partially offset by non-cash items, primarily comprised of the reserve of $2,500,000 for the uncollectibility of the KBA Loan.

During the nine months ended December 31, 1998, cash of $3,079,561 was provided by financing activities, due primarily to cash transactions with Oldco, which were partially offset by the repayment of borrowings. For Fiscal 1998, cash of $4,639,911 was provided by financing activities, primarily due to cash transactions with Oldco.

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



During the nine months ended December 31, 1998 and Fiscal 1998, the Company's investing activities used cash of $0 and $149,266, respectively. Cash in Fiscal 1998 was used to acquire property, plant and equipment.

Newco has no significant capital commitments for Fiscal 1999 other than those which may arise in the ordinary course of business and the Kingston Project.

YEAR 2000

The disclosure set forth below includes actions taken by Oldco (including actions taken by Oldco's Year 2000 Management Committee) with respect to Year 2000 issues.

Many existing computer systems and software applications use two digits, rather than four, to record years, i.e., "98" instead of "1998." Unless modified, such systems will not properly record or interpret years after 1999, which could lead to business disruptions, including, among other things, a temporary inability to process transactions, send invoices, determine whether payments have been received or engage in similar normal business activities. This is known as the Year 2000 issue.

The Company relies on computer hardware, software, and related technology primarily in its internal operations, such as billing and accounting. During Fiscal 1998, the Company formed a Year 2000 Management Committee to address the potential financial and business consequences of Year 2000 issues, such as the disruptions mentioned above, the failure to receive essential supplies and services or the loss of customers, with respect to both the Company's hardware, software, applications and interfaces (collectively, "IT Systems") and non-information technology systems such as telemetry, security, power and transportation (collectively, the "Non-IT Systems"). In general, the Year 2000 Management Committee is dividing its efforts with respect to both the IT Systems and the Non-IT Systems into three phases: (1) inventory and assessment ("Phase One"), (2) strategy and contingency planning ("Phase Two") and (3) upgrades, conversions and other solutions, at the end of which the systems are tested to confirm Year 2000 compliance ("Phase Three").

With respect to the IT Systems, the Company has completed its evaluation of its hardware, software and other IT Systems and decided to migrate from a 486 PC environment to an Intel Pentium environment. Thus the efforts are now in Phase Three. To date all workstations and financial software have been replaced. Microsoft Office Suite software and back-up software has been upgraded, virus protection software is now Year 2000 compliant, and Year 2000 compliant servers have been installed. To complete Phase Three, the Company will upgrade accounting software, e-mail exchange servers, internet proxy server, and all other servers to NT 4.0, upgrade all workstations to Windows 98, send additional notices to IT Systems vendors that have not responded to the Company's written and oral requests to receive written certification and begin to seek replacement vendors, if necessary. The Company expects to complete Phase Three (including the testing of systems which is expected to be completed by January 2000.

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With respect to the Non-IT Systems,  the Company relies on outside providers for its basic needs such as electricity, telephone service and other utilities. As part of its evaluation of its Non-IT Systems, the Year 2000 Management Committee
generally   contacted  the  utilities  and  other   providers   through  written
correspondence. Phase One has been completed and the Year 2000 Management Committee is studying the results in its efforts to determine what, if anything, will be required to prepare the Non-IT Systems for the Year 2000 and to assure itself that utility services will not be interrupted. If necessary, the Company will seek replacements or backups for its utilities and other providers. The Year 2000 Management Committee expects to complete Phase Two by April 1999 and Phase Three by July 1999.

The Company is also communicating with certain of its vendors, suppliers, and customers to both monitor and encourage their respective remedial efforts regarding Year 2000 issues. The Company is in the process of contacting by letter or phone all of its significant vendors and suppliers and its largest customers to determine the extent to which the Company's systems might be vulnerable as a result of third parties' failure to resolve their own Year 2000 issues. The Company's photovoltaic business is dependent on components provided by photovoltaic module suppliers. Since failure by vendors and suppliers to successfully address their Year 2000 issues could result in delays in their providing various products and services to the Company, the Company will seek replacement vendors by July 1999 as is necessary to assure availability of products and services. At present, the Company has no reason to believe it will not be able to obtain all necessary products and services, either from the present vendors and suppliers, or replacement vendors and suppliers. Failure by customers could disrupt their ability to maximize their use of the Company's products and services and lead to a reduction in revenues; therefore, the Company will send a newsletter to its product customers to help develop each customer's awareness of Year 2000 issues and their implications.

So long as the Company's efforts to become Year 2000 compliant continue on schedule, the Year 2000 Management Committee believes that its internal operations will not be affected by Year 2000 problems. The Company does not rely solely on its IT Systems in order to produce products it sells or to develop project opportunities. In fact, in July 1998, the Company's IT Systems temporarily ceased to function due to a lightning strike that destroyed many components of the system, and while inconvenienced, the business operated, deadlines were met , and relationships were cultivated.

There can be no assurance that year 2000 problems of third parties upon which the Company's systems and operations rely will not have a material adverse effect on the Company's operating results or financial condition. However, the Company does not anticipate any adverse impact on its business due to a lack of availability of supplies or difficulties of customers. Therefore, short of any third party disaster that the Company is unable to control and for which the Company cannot develop contingency plans, such as the failure of a utility providing power or telecommunications, the Company does not believe its business will be detrimentally impacted by potential Year 2000 problems; the most reasonably likely worst case Year 2000 scenario would be minor delays in production and distribution (and for a brief period higher costs) which would reduce revenues and income, and perhaps a reduction in sales.

The Company expects that its expenditures for Year 2000 related issues will not exceed $50,000 in Fiscal 2000.

                                    BUSINESS

         Newco specializes in (i) the development, assembly, manufacture, marketing and resale of photovoltaic products and systems which are systems that convert sunlight directly into electricity and products related to such systems ("Photovoltaic Activities") and (ii) the development of power plant projects of various types, ranging from gas-fired cogeneration plants to coal-fired power plants to the development of other non-nuclear power plants ("Power Development Activities"). Newco was organized in New York in 1998 in order to satisfy a condition to the consummation of the Merger that required the distribution of the Distributed Businesses to Newco before the Merger, thereby permitting Acquisition to acquire only the Retained Assets (as defined below) and the Retained Subsidiaries and assume only the Retained Liabilities. Consequently, even though Newco was only organized recently, it is the successor to businesses that have been in operation for more than six years and the following description contains historical information about the subsidiaries of Newco when they were subsidiaries of Oldco.


Photovoltaic Activities

         Photovoltaic systems are systems that convert sunlight directly into electricity. The fundamental element of a photovoltaic system is the semiconductor device, or cell, which generates a variable electric current that is directly proportionate to the quantity of sunlight energy absorbed. Solar cells are electrically interconnected to form a module unit in which the cell groupings are formatted to achieve desired electrical power specifications, such as voltage and current. The solar module is the power-generating component of a complete photovoltaic system. Complete systems consist of one or more solar modules; controllers to monitor, regulate and control the electric output; and, in most systems, batteries to store the energy generated by the solar modules. Occasionally, backup generators or invertors, which convert DC electric power to AC power, are included as integral components of a system.

         The market for photovoltaic products and systems is primarily directed towards those electric power applications where access to utility power is relatively expensive, inconvenient or not available. Electric power systems that use photovoltaic technology include communications systems (e.g., satellite earth stations, microwave relay stations, roadside emergency telephones and cellular network repeater stations), power systems for remote areas (e.g., forests and parks and rural areas) and remote monitoring systems that are used in production, consumption and the collection of scientific data (e.g., monitor remote gas pipelines and weather stations).

         The Company develops, assembles, markets and distributes photovoltaic modules, power systems and related products for a variety of applications. The Company has developed solar

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power supply  products  for the  portable  computer,  wireless  electronics  and telecommunications industries, solar power accessories for motor vehicles, electric boats and telemetry, as well as a polymer encapsulation production processes for photovoltaic modules that can be integrated into other products for consumer, commercial and industrial use. In addition, the Company markets and sells prepackaged solar electric power products and systems, system components, and system accessories ranging from small battery chargers, to water pumping kits, to outdoor lighting, to portable power generators, to PV power stations.

         In addition to utilizing the Company's resources, products are developed using government grants, industry funded projects, and technology demonstration contracts to the extent practicable. In connection therewith, the Company has entered into various funding and development arrangements with NYSERDA. NYSERDA is a public benefit corporation created by the New York State Legislature; its principal goal is to help businesses, municipalities and residents of New York State solve their energy and environmental problems while developing innovative products and services that can be commercialized by New York State businesses. The arrangements with NYSERDA generally require the Company to develop, manufacture, test and deliver various types of photovoltaic products (e.g., solar powered telephone power supply systems, skid mounted photovoltaic systems, controllers and photovoltaic home systems) in consideration for which NYSERDA reimburses the Company with respect to a negotiated percentage of the development cost of such product. Funds advanced by NYSERDA are recorded for financial statement purposes as "other revenues" at the time of receipt and such advances are to be repaid, depending on the project, from revenues or profits, if any, derived from the products developed under these agreements. See Note 11 of the Notes to Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc.

Suppliers

         The Company purchases solar electric modules and other photovoltaic supplies from several large manufacturers, of which Siemens is the principal supplier. Newco does not have any supply agreements with its suppliers but does not anticipate that the absence of such agreements will limit its ability to purchase materials for its business. Newco is not currently dependent on any suppliers for its power plant initiatives.

Sales and Distribution

         In addition to direct sales to original equipment manufacturers, industrial companies and governmental agencies, the Company markets and sells products through dealers and distributors nationwide. At December 31, 1998, approximately 143 solar energy dealers and distributors, predominantly located in North America, offered Newco's products. The Company also employs an in-house sales and customer support staff responsible for generating sales and assuring customer satisfaction. The distribution market is also supported by the Company through a catalogue maintained by the Company to provide information about sizing and installation of remote solar energy systems.

Prices for Products and Systems

         The Company's products and systems range from complete photovoltaic systems that may cost as much as $50,000 to solar power supply products that range in price from $50 to $5,000 to pre-packaged solar electric power products that may cost as little as $50.

Customers and Backlog

         The Company fills orders from inventory and draws from its inventory to fabricate and manufacture customers' orders; therefore, backlog is generally filled within the following quarter. Certain sales may be drop-shipped from manufacturers' locations. Backlog of orders was $1,066,232, $274,260 and $382,410 as at December 31, 1998, March 31, 1998 and March 31, 1997,
respectively. Customers for the Company's products include original equipment manufacturers, industrial and telecommunications companies, dealers, governmental agencies and consumers, such as inhabitants of rural areas, individuals who engage in outdoors activities and environmentally concerned consumers. During the nine months ended December 31, 1998 and Fiscal 1998, sales to Allmand accounted for 9% and 14%, respectively, of sales of photovoltaic products. Newco does not have a contract or agreement with this customer.

Competition

         The Company competes with approximately ten businesses engaged in the distribution of photovoltaic products, of which four have a larger market share than the Company. The Company believes that the market for value-added solar electric products and systems is highly fragmented. The major competitive factors are product price, service, technical capability and delivery.

SunWize Indebtedness

         The SunWize Indebtedness was incurred in 1993 when the Company acquired certain assets that are now used by its photovoltaic business. A portion of the purchase price was deferred and the Company is required to pay the deferred portion (i.e., the SunWize Indebtedness) according to a formula based on SunWize's gross margins. $6,381 was paid in Fiscal 1997, $19,878 was paid in Fiscal 1998 and $11,700 has been paid in Fiscal 1999. The current amount of the outstanding SunWize Indebtedness is approximately $135,000. As payments are based on SunWize's gross margins, it is impossible to determine when, if at all, the Company will be obligated to pay the balance of the SunWize Indebtedness.


Power Development Activities

         The Company, in conjunction with one or more partners, develops independent power projects. The Company generally holds its ownership interests in the form of partnership interests, through special-purpose entities. Usually, financing for these entities is secured solely by their respective assets.

         At present, the Company has an interest in a development project (the "Krishnapatnam Project") to build a coal fired power plant near the village of Krishnapatnam located 120 miles north of Chennai (Madras) on India's eastern coast. BBI Power Inc. ("BBI"), the project company developing the power plant near Krishnapatnam, is 50% owned by the Company and 50% owned by Chesapeake Power Investments Co. However, it is likely that, due to the size of the project and the amount of debt and equity required to finance the project, the Company's ownership interest will be reduced substantially as the result of the participation of equity investors. Capital construction costs are currently estimated to be approximately $700 million. Approval of an agency of the Indian government is also required before the project can proceed. The May 1998 nuclear tests conducted by India resulted in the imposition of economic sanctions by the United States, though such sanctions appear to have been waived by the United States through October 1999. The ability to obtain project financing may be adversely affected by these sanctions. Even if such sanctions are eliminated or the waiver thereof is extended indefinitely, no assurance can be given that the government approval will be granted, that financing will be obtained, that the project will be completed, or, if it is completed, that the project will prove profitable.

         In February 1999, the Company and Empire State Newsprint LLC ("Empire") entered into a memorandum of understanding (the "Empire Memorandum") to form a joint development partnership (in which each party would have a 50% interest, subject to dilution resulting from the financing required for this potential project,) to develop a recycled newsprint manufacturing plant in Kingston, New York and a 250-megawatt natural gas-fired cogeneration power plant adjacent to the recycling plant which power plant would supply power to the recycling plant and for resale (the "Kingston Project"). The Empire Memorandum contemplates that the Company and Empire will enter into a definitive agreement delineating their rights and responsibilities. No assurance can be given that the parties will enter into a definitive agreement, that the Kingston Project will receive the necessary approvals from the requisite governmental authorities, including the New York State Department of Environmental Conservation and the New York State Public Service Commission, that financing for the Kingston Project (estimated to be approximately $650 million) will be obtained, that the Kingston Project will be completed, or, if it is completed, that the Kingston Project will prove profitable.

         The Company is always considering new power projects, both domestically and internationally, and with entities that have served as the Company's partners in past development projects and with entities that have never been partners of the Company in any of its projects. As of the date hereof, such possible initiatives are being discussed with several companies and the Company and prospective partners had entered into letters of intent with respect to trying to develop initiatives in Brazil and Mexico. The Company entered into a Master Project Agreement with MPR Associates Inc. which calls for equal sharing in development fees and ownership interest in all projects developed in Brazil by such parties. Two potential projects in Brazil have been identified
(involving natural gas and bagasse fueled bagasse co-generation facilities)(bagasse is the waste product created by a sugar mill) though such projects are in the early stages of development. Newco is in early stage marketing efforts in Mexico as it is in the process of identifying project opportunities in that country. No assurance can be given that any such letter of intent or the Master Project Agreement will result in the development of any projects, or that if any projects are developed, they will prove profitable.

         The Company anticipates that projects would be developed with partners and the Company would hold its ownership interests, primarily in the form of partnership interests, through special-purpose entities formed to be the legal owners of the projects. Partnerships may also issue additional interests in projects during various stages of their development (e.g., in exchange for providing capital to the partnership).

         The developers prepare financial models of the project, document the project and arrange appropriate development capital and construction and long-term financing. In addition, developers negotiate power purchase agreements, permitting arrangements, engineering and construction contracts and financial participation and risk sharing agreements.

         Construction,  operation,  engineering,  and  design of a  project  are contracted to third parties. When development is substantially complete, the projects typically obtain construction financing which is replaced with long-term debt and/or equity financing when the construction is completed. To the maximum extent possible, financing is arranged on a limited- recourse basis, so that repayment is limited to the revenues generated by the particular project(s) being financed. Except to the extent that a developer provides bridge or other financing to a project, the debt of the partnership is collateralized solely by the assets of the project(s), without guarantees of repayment by the developer.

         The Company would expect to earn development fees by taking an active role in the early stage development of each project. Development fees are generally paid from the proceeds of the project loans and are capitalized as part of the cost of the project. The amounts and timing of such payments of development fees are subject to negotiations with the parties to the transaction and represent fees for services provided to the project. Other potential sources of revenues and cash flows are (i) management fees for coordinating and overseeing partnership activities during the construction and operating phases of the projects and (ii) income and distributions from project operations. Projects are expected to generate income from the operation of the facilities; however, in early years of operation, the partnership may incur significant book losses, and partners will not recognize income until such time as the operating income of the projects exceeds accumulated losses. There can be no assurance that the Company will develop any power projects or that it will earn development fees on new project opportunities.


Risks of International Operations; Risks of Operations in India

         As a result of a decline in opportunity in the independent power industry in the United States, the Company has devoted much of its efforts towards developing foreign projects. The Krishnapatnam Project and any future foreign projects or initiatives would be required to comply with the applicable regulations of the jurisdictions where such projects and initiatives are developed. At present, management believes its foreign operations are currently in compliance with all material applicable regulations. However, the Company's foreign operations are subject to the risks of international operations, including compliance with and unexpected changes in, foreign regulatory requirements and currency control regulations, trade barriers, fluctuations in exchange rates, political instability, the potential for expropriation, local economic conditions, and difficulties in staffing and managing foreign operations.

         Projects   overseas   require   considerable   capital.   Funding   for
international projects may be obtained from various sources, including the private sector (both domestically and internationally), government sponsors (e.g., United States Trade and Development Agency, United States Agency for International Development, the Export-Import Bank of the United States and the Overseas Private Investment Corporation) and commercial banks. Obtaining such funding often is more time consuming than obtaining funding for domestic projects. There can be no assurance that sufficient funding will be available in connection with any international development project. Nor can there be any assurance that Newco will be successful in international project development. Neither Newco nor Oldco has ever consummated a financing for an international project development.

         Business activities conducted in India may be subject to a number of risks. India has been engaged in armed conflicts with China and Pakistan in the past, and there can be no assurance that future conflicts will not arise or armed hostilities involving its neighbors, particularly if these hostilities were protracted or involved the threat or use of nuclear weapons, would not adversely effect the Krishnapatnam Project. India has also been subject to strife between religious and other groups - strife that has led to terrorist attacks. The continuation or increase in internal civil strife would adversely effect the proposed project by, among other things, making it less attractive to invest in or finance the Krishnapatnam Project.

         The Company's ability to earn revenues and profits from the Krishnapatnam Project, if any, are subject to risks resulting from currency fluctuations. The entity developing this project or Newco may, at a later stage in this project's development, engage in hedging transactions to mitigate risks relating to exchange rate fluctuations. No assurance can be given such entity or Newco will engage in such transaction or that it will be able to hedge its currency risks.

         The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy and Indian government actions concerning, among other things, the economy could have a material adverse effect on private sector entities such as Newco and the entity developing the project.

         No assurance can be given that the project will not be adversely affected by changes in inflation, interest rates, taxation, social stability or other political, economic or international developments in or affecting India in the future.

Potential Non-Recurring Revenues

         In addition to the photovoltaic and power plant development businesses, Newco acquired pursuant to the Spin-Off essentially all of Oldco's assets. See "The Contribution and the Spin-Off -- The Contribution Agreement." As a result, Newco may obtain occasional non-recurring revenues from these assets although no assurance can be given that any such revenues will be obtained.

         The acquired assets include the interests in the Partnerships which formerly owned the Power Plants. Some of these Partnerships retain the rights to the Power Plants' allowances (the "Allowances") to emit N0x. The Partnerships have entered into an agreement to sell certain Allowances from which Newco would receive approximately $1.0 million to $1.5 million. It is currently contemplated that the closing of this sale will occur in May 1999. However, the closing is subject to various conditions and no assurance can be given that this sale will be consummated by May 1999 or at all and the failure to consummate such sale would reduce the cash available to fund Newco's operations. See "Management's Discussion and Analysis or Plan of Operations -- Liquidity and Capital Resources."

         In addition, the Partnerships which owned five of the Power Plants, Niagara Mohawk and certain other independent power producers (the "IPPs") entered into a Master Restructuring Agreement (the "MRA") in July 1997, which became effective on June 30, 1998, and which provided for, among other things, the termination or restructuring of the Power Purchase Agreements and power purchase agreements with the other IPPs. It is possible that in certain circumstances certain hydro-energy developers that withdrew from the MRA will agree to restructure or terminate their power purchase agreements with Niagara Mohawk. If any of such developers do reach such an agreement with Niagara Mohawk before July 1, 2003, Niagara Mohawk will pay the Partnerships and the other IPPs certain specified amounts. If all of the developers were to enter into such agreements, the Company would be entitled to receive proceeds of approximately $1 million. No agreement has been reached to date between any of such developers and Niagara Mohawk. There can be no assurance that any of such developers will enter into such an agreement before July 1, 2003 or that the Company will ever receive any of such proceeds.

         Oldco has agreed to place $6.5 million in an Escrow Fund prior to the consummation of the Merger. Amounts, if any, not needed to provide indemnification pursuant to the Indemnification Agreement or to make certain payments will be released to Newco after the fifth anniversary of the Merger Closing Date so long as certain conditions have been fulfilled. See "Relationship Between Newco And Oldco After The Merger -- The Escrow Agreement."



Research and Development

         Expenditures for photovoltaic research and development were $499,436 for the nine months ended December 31, 1998, $697,182 in Fiscal 1998 and $646,817 in Fiscal 1997. These expenses include personnel expenses of $176,192 for the nine months ended December 31, 1998, $330,428 in Fiscal 1998 and $301,055 in Fiscal 1997. Of the total amounts, expenses attributable to the Company's agreements with NYSERDA were $270,657 in the nine months ended December 31, 1998, $520,950 in Fiscal 1998 and $414,307 in Fiscal 1997. No
assurance can be given that funds for research and development will be available to the Company from internal or external sources and the failure to obtain such funds may have an adverse effect on the Company's operations.

Intellectual Property

         While Newco does own certain intellectual property rights (e.g., patents, trademarks and trade secrets), management does not believe that these rights are essential to Newco's current operations.


Government Regulation and Environmental Matters

         The development and manufacture of photovoltaic products are not subject to U.S., state, foreign and local statutes and regulations (other than statutes and regulations generally applicable to the development and manufacture of products).

         The operations of the Company are also subject to various U.S., state, foreign and local laws and regulations with respect to environmental matters, including air and water quality and underground fuel storage tanks, and other regulations intended to protect public health and the environment. Compliance by the Company with such laws and regulations has not had a material adverse effect upon the Company, and the Company believes it is in material compliance with all such applicable laws and regulations. Based upon current laws and regulations and the interpretations thereof, the Company has no reason to believe that the costs of future environmental compliance would be likely to materially adversely impact its business, results of operations, cash flows or financial position.


Employees

         As of the time of the Spin-Off, Newco had approximately 73 full-time and four part-time employees. None of these employees are represented by a union. In the opinion of management, its relationship with its employees is satisfactory.


Properties

         Newco owns or leases the properties identified below. Management believes that these facilities are suitable and adequate for its current operations.


Location of Property                    Nature of Ownership                     Use of Property

Kingston, New York                      Owned by Newco                          Newco's corporate
(Includes land and the 8,000                                                    headquarters (the "Corporate
square foot building thereon)                                                   Headquarters")




Location of Property                    Nature of Ownership                     Use of Property
--------------------
Ellenville, New York                    Owned by Newco                          Previously used by a
(Includes land and the 52,000                                                   subsidiary of the Company.
square foot building thereon)
Stelle, Illinois                        Lease, expiring April 1999,             Photovoltaic Activities uses
(Lease of 2,000 square feet)            for $575 per month                      as sales office.

Kingston, New York                      Lease for $8,500 per month,             Photovoltaic Activities
(Lease of 17,000 square feet)           expiring March 1999, subject            utilizes 2,000 square feet for
                                        to automatic renewal for                administrative purposes and
                                        successive six month periods            balance is used for
                                                                                warehousing, manufacturing
                                                                                and assembly

Ulster, New York                        Owned by Newco                          Investment purposes
(approximately 28 acres of
unimproved property)



         The  Corporate   Headquarters   and  the  other  properties  have  been
transferred to Newco pursuant to the Contribution Agreement.

         While Newco is not in the business of investing in real estate, as a result of the Contribution it owns 28 acres of unimproved property which it holds primarily for the possibility of realizing a capital gain. Newco has no policies regarding or restricting investments in real estate.

Legal Proceedings

         In the Contribution Agreement, Newco agreed to assume certain liabilities of Oldco, including those relating to litigation (other than the Existing Litigation). See "The Contribution and the Spin-Off--The Contribution Agreement." Consequently, Newco is liable for all damages, if any, and expenses in connection with the following matters and is entitled to the benefits, if any, of such matters.

                  On  March  5,  1999,  James   Lichtenberg  and  John  Bansbach
commenced a class action in the United States District Court for the Southern District of New York, entitled James Lichtenberg and John Bansbach v. Besicorp Group Inc., BGI Acquisition LLC, BGI Acquisition Corp. et al. (the "March Litigation"). The two named plaintiffs are the plaintiffs in the Bansbach Litigation and the Lichtenberg Litigation described above.

                  The complaint in the March Litigation ("March Complaint") alleges that (i) the proxy statement sent to Oldco's shareholders in connection with the meeting of Oldco's shareholders to adopt the Merger is materially misleading because it fails to adequately disclose all available material information regarding the effect of the Merger on the Bansbach Litigation and the Lichtenberg Litigation (collectively, the "Derivative Litigation"); (ii) the Merger was intentionally structured to accomplish the termination of the Derivative Litigation; and (iii) Oldco and its directors breached their fiduciary duty by (a) intentionally structuring the Merger so as to cause the termination of the Derivative Litigation, (b) failing to retain independent counsel to act on behalf of Oldco's minority shareholders, (c) failing to retain an independent investment banker to opine on the fairness of the Merger to Oldco's minority shareholders, (d) failing to form an independent committee to ensure that the Merger was fair to and in the best interests of Oldco's minority shareholders, and (e) providing for a $1 million bonus to Michael F. Zinn and a $500,000 bonus to Michael J. Daley, which the March Complaint deems to be excessive and/or unwarranted compensation.

                  The March Complaint seeks injunctive relief directing full disclosure of the financial impact on Oldco's shareholders of the termination of the Derivative Litigation and full disclosure of the alleged intentional structuring of the Merger to cause the termination of the Derivative Litigation. The March Complaint also seeks an order directing that the Derivative Litigation be transferred to Newco, that the Merger consideration payable to Zinn, Enowitz and Eisenberg be held in escrow, and that certain amounts at issue in the Bansbach Litigation be held in escrow pending final adjudication of the respective actions. The March Complaint also seeks unspecified money damages.

                  On March 18, 1999,  the Court entered an order  requiring that
(i) prior to the consummation of the Merger the contingent assets and/or liabilities of Oldco comprised of Oldco's interests in the Derivative Litigation be assigned to Newco, as contingent assets and/or liabilities thereof; (ii) with respect to the consideration that defendants Michael F. Zinn, Steven I. Eisenberg and Martin E. Enowitz receive as a result of their tendering the shares of Oldco Common Stock at issue in connection with the Merger, such defendants take no action to place such consideration beyond the reach of the United States courts that would render the defendants unable to satisfy any judgment which may be rendered in the Lichtenberg Action; and (iii) plaintiffs to post a bond in the amount of $100,000 within seven days of the date of the order. If the bond is not posted in accordance with the order, the order automatically becomes null and void without further court action.

         In December 1998, Alan Fenster ("Fenster") commenced an action in the New York Supreme Court, New York County, against Oldco, Merger Sub, Acquisition, Josephthal and each of the members of the Oldco's Board of Directors (the "Oldco Board"). In the complaint Fenster indicates that he is seeking class certification. The complaint alleges that the Merger Consideration is inadequate and less than Oldco's intrinsic value, that in adopting the Plan of Merger the Oldco Board has been unduly influenced by Michael F. Zinn and the Oldco Board has breached its fiduciary duty to its shareholders; the complaint also alleges that Mr. Zinn and the other members of the Oldco Board will receive unlawful additional consideration that the remaining shareholders will not receive: (i) the Escrow Fund, that, according to the complaint, has been established primarily to benefit them, (ii) the acceleration of certain of their options and warrants to acquire Oldco Common Stock ("Rights") and (iii) bonuses for certain members of senior management. Fenster is seeking, among other things, to enjoin the Merger, as well as unspecified compensatory damages and an order that the defendants shall take appropriate measures to maximize shareholder value. Oldco has not yet answered the complaint. Management intends to vigorously defend this action. Management maintains that the Merger Consideration is adequate and that Fenster has mischaracterized the Escrow Fund, which, according to Fenster, is a benefit that the members of the Oldco Board will receive and that the other shareholders will not receive. The Escrow Fund funds Oldco's indemnification obligations and is required pursuant to the Plan of Merger at the request of Acquisition and Merger Sub (collectively, the "Buyer") who wanted the Escrow Fund to protect them from potential claims. Thus, the Escrow Fund primarily serves to protect the Buyer; it only affords the members of the Oldco Board the protection to which they are entitled by the BCL and Oldco's by-laws, and only to the extent that they are entitled to indemnification for actions taken by them in their official capacities prior to the Merger. As they are already entitled to indemnification for these matters, the establishment of the Escrow Fund only serves to ensure their ability to collect the indemnification to which they are entitled. In addition, the acceleration of the Rights is also mischaracterized; the Buyer wanted to ensure that no Rights would survive the effectiveness of the Merger and thus required Oldco to take action to ensure that no Rights would remain. Management believes that the remaining benefits are neither unusual nor inappropriate upon the consummation of an extraordinary transaction such as the Merger for a chief executive officer who has served a company for more than twenty years and for other members of senior management.

         In December 1998, Energy Investment Research, Inc. ("EIR") commenced an action in the New York Supreme Court, Westchester County, against Oldco. The complaint alleges, among other things, that Oldco is obligated to pay EIR 1.5% of all net cash and/or securities received by Oldco from its general partnership interests in the Carthage and South Glen Falls Partnerships (the "Projects"). EIR seeks, among other things, a declaratory judgment that it is entitled to 1.5% of the distributions from the MRA relating to the Projects, and has asked for payments in excess of $750,000. Oldco has answered this complaint and denied all of the material allegations. In addition, Oldco asserted various affirmative defenses, including unclean hands.

         In June 1997, Oldco and Michael F. Zinn (then and currently the Chairman of the Board, Chief Executive Officer and President of Oldco and currently the Chairman of the Board, Chief Executive Officer and President of Newco), each entered a guilty plea, in the United States District Court for the Southern District of New York, to one count of causing a false statement to be made to the Federal Election Commission and one count of filing a false tax return, all in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey (the "Proceeding"). As a result of such pleas, Oldco was fined $36,400, and Mr. Zinn was fined $36,673 (the "Fine") and sentenced to a six-month term of incarceration (which commenced in November 1997 and has been completed), and a two-year term (which commenced in May 1998) of supervised release thereafter. He resigned as Chairman of the Board, Chief Executive Officer and President of Oldco in November 1997 and was reappointed to such positions in May 1998.

         In August 1997, John Bansbach commenced a shareholder derivative action in the New York Supreme Court, Ulster County, entitled John Bansbach v. Michael
F. Zinn, Michael J. Daley, Gerald A. Habib, Harold Harris, Richard E. Rosen, and Besicorp Group Inc., Index No. 97-2573 (the "Bansbach Litigation"). Oldco was named as a nominal defendant in this matter and the other named defendants either were officers and/or directors of Oldco at the time of the alleged acts or omissions for which relief is sought or became officers and/or directors of Oldco thereafter. The plaintiff sought to hold such persons liable to Oldco: (a) for all sums advanced to or on behalf of Michael F. Zinn in connection with his defense of the Proceeding; (b) for all sums advanced to or on behalf of Michael Daley, who was subpoenaed for information in connection with this matter; (c) for all legal expenses, costs and fines incurred by Oldco itself in connection with the Proceeding; (d) for all harm to Oldco's reputation and goodwill resulting from the Proceeding; (e) for punitive damages; and (f) for plaintiff's attorneys' fees, costs and expenses. The trial court dismissed the action, stating that the plaintiff had failed to make the requisite pre-suit demand upon the Oldco Board and had failed to demonstrate that such a demand would be futile. The plaintiff appealed this decision. On February 4, 1999, the Appellate Division reversed the trial court's dismissal and reinstated the action finding that the bare allegations of the complaint sufficiently alleged that a pre-suit demand on the Oldco Board would have been futile.

         On March 29, 1993 James Lichtenberg commenced a shareholder's derivative action now pending in New York Supreme Court, Ulster County, entitled Lichtenberg v. Michael F. Zinn, Steven I. Eisenberg, and Martin E. Enowitz, et al. (the "Lichtenberg Litigation"). Oldco is named as nominal defendant in this shareholder's derivative action and the other defendants were directors and officers of Oldco at the time the action was filed. The complaint alleges that the directors breached their fiduciary duties to Oldco by, among other things, the issuance of stock to themselves in lieu of cash compensation, allegedly for inadequate consideration, and by the accounting treatment given to Oldco's interest in various partnerships which owned and operated cogeneration facilities, which allegedly depressed the price of Oldco's stock. The plaintiff is seeking an award of damages to Oldco, including punitive damages and interest, an accounting and the return of assets to Oldco, the appointment of independent members to the Oldco Board, the cancellation of shares allegedly improperly granted, and the award to the plaintiff of costs and expenses of the lawsuit including legal fees. The Court dismissed this action based on the recommendation of the Oldco's Board's special litigation committee (comprised of independent outside directors of Oldco) that concluded that the continuation of such litigation was not in the best interests of Oldco. The plaintiff has appealed this decision.

         The plaintiffs in the Bansbach Litigation and Lichtenberg Litigation may not able to maintain their actions as shareholder derivative suits if the Merger is consummated. As a result of the consummation of the Merger, the plaintiffs in such suits will cease to be shareholders of Oldco which may adversely affect their ability to maintain such suits. The only shareholder of the Surviving Corporation following the Merger will be Acquisition which has indicated it will not pursue such suits.

         On November 8, 1990 SNC., Ltd. ("SNC") commenced an action in New York Supreme Court, New York County, against Oldco, and certain of the Partnerships and their affiliates and an unaffiliated contractor (the "Contractor"). The complaint alleges that SNC was awarded the contracts to construct two power plants and that the contracts were subsequently awarded to the Contractor in breach of SNC's contract. SNC seeks an award of compensatory damages in an undetermined amount in excess of $680,000 and punitive damages. The Court granted the defendants' motion for summary judgment in part but denied the motion insofar as it sought dismissal of plaintiff's claims for: (1) breach of preliminary agreement to negotiate in good faith; (2) unjust enrichment/quantum meruit; (3) promissory estoppel; and (4) fraud and negligent misrepresentation. The Court's decision was upheld by the Appellate Court. The case is proceeding through the litigation process in the Supreme Court, New York County.

         Oldco is a party to a legal proceeding in New York Supreme Court, Ulster County, that was commenced on June 20, 1995, seeking a determination that Martin Enowitz ("Enowitz"), a former director and executive officer of Oldco, is not entitled to 100,000 shares of Oldco Common Stock held of record by him (the "Enowitz Shares"). The Company believes that such shares were forfeited when he left the employ of the Company prior to the scheduled vesting dates with respect to such shares and that, as a result, he was obligated to resell the shares to the Company. (Enowitz asserts, among other things, that such vesting schedule was not applicable to him because he was disabled. Oldco, among other things, disputes Enowitz's allegation that he was disabled.) Because of the uncertainty with respect to the ownership of these shares, the Plan of Merger provides that the Merger Consideration payable in respect of such shares is to be held in escrow pending resolution of the dispute regarding the ownership of these shares and the rights, if any, of Acquisition, Merger Sub and the Surviving Corporation to such Merger Consideration will be assigned without recourse to Oldco's shareholders. Therefore, the Merger Consideration for the Disputed Shares shall be paid by Buyer and delivered to Continental (as the payment agent for the Merger Consideration) along with the Merger Consideration to be paid to the other Oldco shareholders. The payment agent, not the Escrow Agent for the Escrow Fund (which is separate), shall hold the Merger Consideration for the Disputed Shares and this escrow does not fund claims of Buyer. The Merger Consideration for such shares amounts to approximately $3,450,000, subject to upward (but not downward) adjustment as provided in the Plan of Merger. If it is determined that Mr. Enowitz was not entitled to the Disputed Shares, Oldco's shareholders will receive, on a pro rata basis, such monies less Oldco's costs (estimated to be less than $100,000) to repurchase such shares.

         Newco may incur substantial legal fees and other expenses in connection with the matters described above. See "Relationship between Oldco and Newco after the Spin-Off."


                        THE CONTRIBUTION AND THE SPIN-OFF

Introduction

         Because Acquisition neither wishes to (i) acquire Oldco's assets pertaining to, among other things, the photovoltaic and independent power plant development businesses nor (ii) assume, with certain limited exceptions, any of Oldco's liabilities, Oldco and Acquisition decided to effect the Spin-Off. The Contribution followed by the Spin-Off will separate from Oldco liabilities Acquisition does not want to assume and all of the businesses and assets that Acquisition does not wish to acquire. This will enable Acquisition to acquire only the assets it desires to acquire and will leave Oldco's photovoltaic and independent power plant development businesses as a separate publicly held company, owned by the holders of Oldco Common Stock as of the Spin-Off Record Date.

         Oldco formed Newco in November 1998 to effect the Spin-Off which, in turn, is a condition to the consummation of the Merger. Following the Spin-Off, Newco will focus on the Company's photovoltaic and independent power plant development businesses and Oldco will merge with Merger Sub. The Contribution followed by the Spin-Off will separate all of Oldco's businesses other than those relating to the Retained Assets from Oldco and enable Acquisition to acquire only the Retained Assets, the Related Subsidiaries and the Retained Liabilities in the Merger; the Spin-Off will leave the Distributed Businesses as a separate publicly held company (Newco), owned by the Entitled Holders. The directors and officers of Oldco prior to the Merger will be the directors and officers of Newco at the time of the Spin-Off. The Merger will not be consummated unless the Spin-Off has been completed. The Spin-Off will not occur unless all other conditions to the Merger have been waived or satisfied.

         Therefore, it is anticipated that the Board will declare on March 22, 1999 the Spin-Off payable to the holders of record of Oldco Common Stock at the close of business on the Spin-Off Record Date of one share of Newco for every 25 shares of Oldco Common Stock outstanding on the Spin-Off Record Date (with cash being paid in lieu of fractional shares). No shares of Newco Common Stock will be issued with respect to shares of Oldco Common Stock held in treasury. If all of the conditions to the Merger Closing have been waived or satisfied, the Spin-Off will occur at the Effective Date and therefore the Effective Date will be the Spin-Off Record Date.

The Contribution Agreement

         Prior to the Spin-Off, Oldco transferred or caused to be transferred to Newco various subsidiaries and assets and caused Newco to assume certain liabilities, as described in the chart set forth below. The transfer of the Distributed Subsidiaries and the Contributed Assets and the assumption of the Assumed Liabilities is referred to herein as the "Contribution." To effect the Contribution, Oldco and Newco entered into the Contribution Agreement.

         The following chart, subject to the provisions of the Plan of Merger and Contribution Agreement that permit the substitution of contributed assets for assets of equal value, provides a general description of the effect of the Contribution on Oldco and Newco. See "Selected Historical and Pro Forma Financial Data." Consequently all of Newco's material subsidiaries, assets and liabilities, as of the date hereof, are described under the caption "Newco."




                                               Oldco                                           Newco
Subsidiaries          the subsidiaries owning the interests in the             all other subsidiaries and
                      Partnerships (each, a "Retained Subsidiary"              affiliates (the "Distributed
                      and collectively, the "Retained                          Subsidiaries" and collectively
                      Subsidiaries").                                          with the Retained
                                                                               Subsidiaries, the
                                                                               "Subsidiaries").
Assets                (i)  its cash, cash equivalents and shares of            (i) all of Oldco's assets
                      common stock of Niagara Mohawk (except                   pertaining to the photovoltaic
                      for such amount necessary so that Newco                  and power plant development
                      and the Distributed Subsidiaries shall have              businesses (including interests
                      $1.75 million, which amount Oldco                        in the Kingston Project and
                      contributed to Newco, $6.5 million to fund               power plant projects and
                      the Escrow Fund, $2 million for bonuses and              initiatives in India, Brazil and
                      $2 million for the estimated expenses of the             Mexico and trade receivables,
                      transactions contemplated by the Plan of                 furniture, fixtures and
                      Merger);                                                 equipment related to these
                      (ii) certain computer and computer related               businesses (See "Unaudited
                      equipment (the "Retained Equipment")                     Pro Forma Combined
                      (which it is leasing to Newco); and                      Financial Information"));
                      (iii) other claims of Oldco and awards made              (ii)such amount necessary so
                      to Oldco (i.e., Oldco's rights under a                   that Newco and the
                                ----
                      creditor's claim in a bankruptcy proceeding              Distributed Subsidiaries shall
                      of approximately $280,000, an arbitration                have $1.75 million in cash;
                      award of approximately $430,000, a                       (iii) the interests in the
                      judgment of approximately $140,000 and a                 Partnerships; and (iv) all other
                      default judgment of approximately                        assets not retained by Oldco
                      $175,000) (collectively, the assets described            (collectively, the assets
                      under (i), (ii) and (iii) are the "Retained              described under (i), (ii),  (iii)
                      Assets").                                                and (iv) are the "Contributed
                                                                               Assets").




                                               Oldco                                           Newco
Liabilities           (i) the actual or accrued liabilities of Oldco           all other liabilities (the only
                      or any subsidiary that is a Retained                     material liabilities that Newco
                      Subsidiary for unpaid federal income taxes               is aware of are (i) the
                      for the current fiscal year based on the                 contingent liabilities arising
                      consolidated net income of Oldco through                 out of legal proceedings to
                      the Effective Date (the "Specified Current               which Oldco is a party (see
                      Liabilities");                                           "Business - Legal
                      (ii) the liability of Oldco or its subsidiaries          Proceedings"), the SunWize
                      for New York State income Taxes for                      Indebtedness (See "Business -
                      Oldco's current fiscal year (the "Excluded               SunWize Indebtedness") and
                      Liability"); and                                         accounts payable and similar
                      (iii) various intercompany liabilities between           indebtedness incurred in the
                      Oldco and the Retained Subsidiaries                      ordinary course of business
                      (collectively with the Specified Current                 (see the Combined Financial
                      Liabilities and the Excluded Liability, the              Statements of the Distributed
                      "Retained Liabilities").                                 Businesses of Besicorp Group
                                                                               Inc. and Unaudited Pro
                                                                               Forma Combined Financial
                                                                               Information)).

If, after the time of the Spin-Off, either Newco or Oldco holds assets which by the terms of the Contribution Agreement or the Plan of Merger were intended to be assigned and transferred to, or retained by, the other party, such party will promptly assign and transfer or cause to be assigned and transferred such assets to the other party.

         Oldco has agreed to place $6,500,000 in an Escrow Fund prior to the consummation of the Merger. Amounts, if any, not needed to provide indemnification pursuant to the Indemnification Agreement or to make certain payments will be released to Newco after the fifth anniversary of the Merger Closing Date so long as certain conditions have been fulfilled. See "Relationship Between Newco And Oldco After The Merger -- The Escrow Agreement."

The Terms of the Spin-Off

         As a result of the Spin-Off, on the Spin-Off Record Date, Oldco shall distribute all of the outstanding shares of Newco Common Stock (and/or cash in lieu of the issuance of fractional shares of Newco Common Stock) to the Entitled Holders, assuming that all of the conditions to the consummation of the Merger have been waived or satisfied. The Spin-Off Record Date is expected to be the same day as the Merger is consummated. The Spin-Off will be effectuated at this time and each Entitled Holder will receive one (1) share of Newco Common Stock for every twenty-five (25) shares of Oldco Common Stock held by such shareholder on such date. No fractional shares of Newco Common Stock will be issued. Entitled Holders will in lieu of fractional shares (but not whole shares) of Newco Common Stock receive $1.72 in cash for each one twenty-fifth (1/25th) of a share of Newco Common Stock and will receive, in addition, such number of whole shares of Newco Common Stock as to which they are entitled. As a result, shareholders of Oldco who own fewer than 25 shares of Oldco Common Stock will receive cash but will not receive any Newco Common Stock. Therefore, the holders of Oldco Common Stock on the Spin-Off Record Date will become the shareholders of Newco and Oldco will cease to own any shares of Newco.

Procedure for receiving certificates for shares of Newco Common Stock

         On the Spin-Off Record Date, Oldco will deliver to Continental as the Distribution Agent shares of Newco Common Stock representing 100% of the outstanding shares of Newco Common Stock for distribution to the Entitled Holders. The Spin-Off Record Date will also be the Effective Date (i.e. the date when the Merger is consummated). Continental will distribute to all Entitled Holders following the consummation of the Merger a letter of transmittal for the delivery of their certificates representing shares of Oldco Common Stock in order to receive the Merger Consideration. See "The Merger." The letter of transmittal will be accompanied by a letter informing such Entitled Holders about the occurrence of the Spin-Off and explaining that certificates evidencing their shares of Newco Common Stock and/or cash in lieu of fractional shares (as well as the Merger Consideration) will be distributed by Continental and that by returning a completed letter of transmittal, such Entitled Holders will expedite the delivery of the Newco Common Stock. Upon receipt of each such Entitled Holder's completed letter of transmittal, Continental will distribute to such Entitled Holder the Merger Consideration in accordance with such completed letter of transmittal and Continental will also distribute the certificate evidencing shares (and/or cash in lieu of fractional shares) of Newco Common Stock as promptly as practicable. No fractional shares of Newco Common Stock will be issued. Entitled Holders will in lieu of fractional shares (but not whole shares) of Newco Common Stock receive $1.72 in cash for each one twenty-fifth (1/25th) of a share of Newco Common Stock and will receive, in addition, such number of whole shares of Newco Common Stock as to which they are entitled. As a result, shareholders of Oldco who own fewer than 25 shares of Oldco Common Stock will receive cash but will not receive any Newco Common Stock. No consideration will be paid by the holders of Oldco Common Stock for the shares of Newco Common Stock to be received by them in the Spin-Off.

         Shareholders of Oldco with questions concerning procedural issues related to the Spin-Off may call the Distribution Agent, Continental Stock Transfer and Trust Co., at (212) 509-4000 (x 535). After the Effective Date, shareholders of Newco with inquiries relating to the Spin-Off or their investment in Newco should contact Besicorp Ltd., 1151 Flatbush Road, Kingston, New York, (telephone 914-336-7700 x 104), Attention: Susan
Whitaker).

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES


         The following is a discussion of the material federal income tax consequences relating to the Spin-Off based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and applicable regulations, rulings and judicial authority as in effect on the date of this Information Statement. Subsequent changes in the law could alter the federal income tax consequences of the Spin-Off.


         THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED UPON PRESENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER IS URGED TO CONSULT WITH SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE
APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH SHAREHOLDER AND THE PARTICULAR TAX EFFECTS OF THE SPIN-OFF, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS. NEWCO HAS NOT OBTAINED AN OPINION OF COUNSEL WITH RESPECT TO THE DISCLOSURE SET FORTH UNDER THE CAPTION "MATERIAL FEDERAL INCOME TAX CONSEQUENCES."

         The receipt by an Entitled Holder of shares of Newco Common Stock and/or cash in lieu of fractional shares of such stock pursuant to the Spin-Off will be a taxable transaction for federal income tax purposes under the Code and also may be a taxable transaction under applicable state, local and other tax laws. The tax consequences of such receipt may vary depending upon, among other things, the particular circumstances of the Entitled Holder. An Entitled Holder will generally receive dividend income equal to the value of the shares of Newco Common Stock (which is $43.01 per share of Newco Common Stock) or the amount of cash or both received by such Entitled Holder pursuant to the Spin-Off.

         The receipt of shares of Newco Common Stock and/or cash by an Entitled Holder pursuant to the Spin-Off may be subject to backup withholding at the rate of 31% unless the Entitled Holder (i) is a corporation or comes within other exempt categories, or (ii) provides a certified taxpayer identification number on Form W-9 and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax; any amounts so withheld may be credited against the federal income tax liability of the shareholder subject to the withholding.

         Pursuant to the BCL, claims of Oldco's creditors, including claims of such creditors as taxing authorities, are not extinguished by the Spin-Off and the Merger and, accordingly, the Surviving Corporation will be liable for the claims of Oldco immediately prior to the Merger. Furthermore, as former members of the Oldco consolidated group, Newco and the other members of such group would be jointly and severally responsible for the U.S. federal income tax liability of such group for the years during which they were members of such group. Management is not aware of any material claims of Oldco's creditors other than
(i) the legal proceedings described under "Business -- Legal Proceedings," (ii) the accrued unpaid federal income taxes for the current fiscal year based on the consolidated net income of Oldco through the Effective Date, (iii) the liability of Oldco and/or its Subsidiaries for New York State income taxes for Oldco's current fiscal year, (iv) the SunWize Indebtedness and (v) accounts payable and similar indebtedness incurred in the ordinary course of business. Pursuant to the Contribution Agreement, Newco is assuming all of Oldco's liabilities (including the liabilities associated with the legal proceedings referred to in (i), above) other than the tax liabilities for the current year referred to in (ii) and (iii), above.

         To the extent that the Surviving Corporation is not able on the Effective Date to discharge all claims of creditors existing at the Effective Date and the Escrow Fund is insufficient to do so, it is possible that the creditors (including the taxing authorities) may seek to bring claims against persons who were shareholders of Oldco immediately prior to the Effective Date of the Merger by asserting that such shareholders are subject to transferee liability (i.e., that such shareholders are liable for the obligations of Oldco by virtue of the fact that they received the Merger Consideration or the Newco Common Stock (or cash received in lieu of fractional shares of Newco Common Stock) or both, although such potential liability of any shareholder would presumably be limited to the value of the Merger Consideration or Newco Common Stock (or cash received in lieu of fractional shares of Newco Common Stock) or both received by such shareholder, plus any allowable interest charge). If any such claims were to be made and be successful, the net benefit received by such shareholders from the Merger Consideration and the Spin-Off could be materially reduced.

         This tax discussion does not apply to Entitled Holders who are not citizens or residents of the United States, to Entitled Holders who are tax-exempt or to other Entitled Holders of special status.


             RELATIONSHIP BETWEEN NEWCO AND OLDCO AFTER THE SPIN-OFF

         Pursuant to the Plan of Merger, Merger Sub will be merged with and into Oldco, with Oldco being the Surviving Corporation and wholly owned by Acquisition. Acquisition will be entitled to all the benefits and detriments resulting from its ownership interest in the Surviving Corporation. If the Merger is consummated, Oldco's shareholders will be entitled to receive $34.50 in cash for each share of Oldco Common Stock, subject to upward (but not downward) adjustment. After the Effective Date, the holders of Oldco Common Stock as of the Effective Date will no longer have any equity interest in Oldco or any right to vote on corporate matters; instead, the outstanding shares of Oldco Common Stock will automatically be converted into the right to receive the Merger Consideration.

         After the Spin-Off and the Merger, Oldco and Newco will become separately owned and managed companies. Oldco will be owned by Acquisition and Newco will be owned by the Entitled Holders (other than those Entitled Holders holding fewer than 25 shares of Oldco Common Stock). Prior to the Spin-Off, various parties entered into the Contribution Agreement (which is discussed above under "The Contribution and the Spin-Off -- The Contribution Agreement"), the Indemnification Agreement and the Escrow Agreement governing various matters and ongoing relationships between Acquisition, the Surviving Corporation and Newco following the Spin-Off and the Merger.

The Indemnification Agreement

         The Indemnification Agreement was entered into by Acquisition, Merger Sub and Newco. The Indemnification Agreement provides that Newco shall indemnify, save and keep Buyer, the Surviving Corporation and the Retained Subsidiaries and their respective affiliates and agents (the "Purchaser Indemnitees") harmless and defend against and from all liabilities, judgments, demands, claims, actions or causes of action, regulatory, legislative or judicial proceedings or investigations, assessments, levies, losses, fines, penalties, damages, costs and expenses ("Damages") sustained or incurred by any Purchaser Indemnitee as a result of, or arising out of, by virtue of, or in connection with:

                  (a) any inaccuracy in or breach of any representation and warranty made by Oldco in the Plan of Merger or in any closing document delivered in connection with the Plan of Merger; (b) any breach by Oldco of, or failure by Oldco to comply with, any of its covenants or obligations under the Plan of Merger or under the Indemnification Agreement; (c) the existence of any liability or other obligation of Oldco or any Subsidiary as of the Merger Closing Date or arising out of or relating to the Merger or any claim against a Purchaser Indemnitee with respect to any such liability or obligation or alleged liability or obligation other than the Retained Liabilities, including, without limitation, liability on account of taxes payable by Oldco or for which Oldco is liable; (d) the failure of Newco or any Subsidiary to pay and discharge in full when due any of its respective liabilities whenever or however arising or existing, including liability on account of taxes other than the Retained Liabilities; (e) any claims for indemnification by current or former officers, directors, employees, agents or consultants of Oldco or any Subsidiary; (f) any third party claim (which excludes the Existing Litigation) to the extent it arises out of or relates to any action or inaction of, or the conduct of the business of Oldco or any Subsidiary on or prior to the Merger Closing Date other than the Retained Liabilities; (g) any violation of, or delinquency with respect to, any order or arbitration award or statute, or regulation in effect on or prior to the Merger Closing Date of or any agreement of Oldco (or any Subsidiary) with, or any license, permit or environmental permit granted to Oldco (or any Subsidiary) by any federal, state or local governmental authority to which the properties, assets, personnel or business activities of Oldco (or any Subsidiary) are subject (or to which Oldco (or any Subsidiary) is subject as it relates to the properties, assets, personnel or business activities of Oldco (or any Subsidiary)); (h) any generation, transportation, storage, treatment, disposal, release or threatened release of any hazardous materials occurring on or prior to the Merger Closing Date regardless of when liability is asserted, at any facility of Oldco (or any Subsidiary); (i) certain discharges or releases to or from storm, ground or surface waters or wetlands, and any air emissions or pollution; (j) certain exposure of and resulting consequences to any persons, including, without limitation, employees of Oldco (or any Subsidiary or any agent of Oldco or any Subsidiary), due to any hazardous materials used at a facility or otherwise used by Oldco (or any Subsidiary); (k) certain violations or alleged violations of, or obligations imposed by, any environmental law or environmental permit; (l) certain matters relating to employee pension benefit plans of Oldco or its affiliates; (m) any federal or state taxes imposed upon Oldco, or for which Oldco is liable, with respect to any taxable period or portion of a taxable period ending on or prior to the Merger Closing Date other than a Retained Liability; (n) litigation against Oldco and/or the Subsidiaries pending or threatened as of the Merger Closing Date; and
(o) any claims, investigations, proceedings, actions or lawsuits asserted or initiated before or after the Merger Closing arising out of or in connection with pre-closing occurrences involving Oldco and/or the Subsidiaries.

         With certain exceptions, the Purchaser Indemnitees shall not be entitled to indemnification (i) unless a notice of a claim has been delivered to Newco prior to the fifth anniversary of the Merger Closing Date; (ii) to the extent the aggregate claims actually paid by Newco or any of its Subsidiaries to the Purchaser Indemnitees thereunder exceeds the aggregate Merger Consideration;
(iii) for Damages to the extent such Damages were expressly included in the Adjustment Amount (as defined below) pursuant to the Plan of Merger; (iv) with respect to consequential damages relating to lost profits or punitive damages (other than consequential damages or punitive damages paid or payable to, or claimed by third parties); and (v) with respect to Damages arising from time spent by Acquisition or any of its affiliates and its respective officers and employees, for amounts in excess of their actual out-of-pocket costs.

         The Adjustment Amount is the sum of: (i) all liabilities of Oldco or a Retained Subsidiary (including the Specified Current Liabilities but excluding the Excluded Liability and certain intercompany liabilities) as of the Effective Date which are both fixed and quantifiable; (ii) all Damages and other damages, if any, that Oldco and Acquisition agree may be incurred (or are reasonably likely to be incurred) by any of the parties to the Plan of Merger and any Retained Subsidiary as a result of the breach by Oldco of its representations and warranties in the Plan of Merger; and (iii) transfer, use, stamp, real estate and other similar taxes and fees incurred by Oldco, its Subsidiaries, Acquisition or Merger Sub in connection with the transactions contemplated by the Plan of Merger.

         The payment of any Damages to which the Purchaser Indemnitees are entitled pursuant to the Indemnification Agreement shall first be satisfied from funds held in the Escrow Account, pursuant to the terms of the Escrow Agreement to the extent available, until the Escrow Account has been reduced to zero, and thereafter shall be satisfied by Newco directly.

The Escrow Agreement

         The Plan of Merger provides that Oldco will deposit at the Merger Closing with the Escrow Agent an aggregate of $6,500,000 (the "Escrow Funds"), which $6,500,000 will be obtained from Oldco's general corporate funds following the Spin-Off, to be administered under the terms of the Escrow Agreement that was entered into by Oldco, Newco, Acquisition and Merger Sub. The Escrow Fund does not include the Merger Consideration for the Enowitz Shares, which shall be paid by Buyer and delivered to Continental along with the Merger Consideration for the other Besicorp shareholders. Continental, not the Escrow Agent, shall hold the Merger Consideration for the Enowitz Shares and this escrow does not fund claims of Buyer. See "Business--Legal Proceedings." The Escrow Fund serves to fund claims for (A) indemnity made by the Buyer pursuant to the Indemnification Agreement, including any claims of Buyer with respect to the Existing Litigation and other matters to be prosecuted or defended by Newco

(the "Newco Assumed Matters") arising from the failure of Newco to diligently prosecute or defend such Newco Assumed Matters, Buyer's out-of-pocket expenses (not to exceed $40,000 per year) incurred if it is represented by counsel with respect to the Newco Assumed Matters ("Buyer Monitoring Costs") and any payment of fees and expenses of Continental, acting as the paying agent pursuant to the Plan of Merger (all such claims, "Buyer Indemnity Claims"); (B) certain claims for tax refunds made by Oldco if the refunds are not received prior to March 31, 1999 ("Tax Return Claims") and (C) costs and expenses relating to (i) Newco Assumed Matters; (ii) litigation arising out of or relating to any such Newco Assumed Matters; (iii) indemnification of claims against Oldco's directors and officers (prior to the Merger) for actions in their official capacity preceding the date of the Merger; or (iv) in connection with certain matters arising out of or relating to the Merger or the Spin-Off (collectively "Litigation Costs").

         The Escrow Agent is to disburse Escrow Funds upon request to the Buyer, with respect to Buyer Indemnity Claims, Buyer Monitoring Costs or Tax Return Claims, and to Newco, with respect to Litigation Costs, unless the other party objects to such disbursement. Newco may not object to the Tax Return Claims. If a party objects, the Escrow Agent is not to disburse such funds until it receives (i) the joint written direction of Newco and Buyer, (ii) a written instrument representing a final and non-appealable order with respect to the disposition of such amount issued by an arbitrator or (iii) a certified copy of a final and non-appealable judgment of a court of competent jurisdiction directing the disbursement of such funds (collectively, the "Escrow Fund Determination Procedure"). Notwithstanding the foregoing, Newco is not to unreasonably withhold its consent to a request by Buyer for payment of Buyer Indemnity Claims and Acquisition is not to unreasonably withhold consent for payment of Litigation Costs.

         All remaining proceeds of the Escrow Fund, if any, will be released to Newco at any time following the fifth anniversary of the date of the Escrow Agreement provided that all of the following conditions have occurred and notice has been provided by Newco to the Escrow Agent: (a) no claims are then subject to the Escrow Fund Determination Procedure; (b) in the reasonable judgment of Buyer, no future Buyer Indemnity Claims are foreseeable; and (c) all Newco
Assumed Matters have been finally settled through either (A) a final, non-appealable judgment against the Surviving Corporation and all Purchaser Indemnitees; or (B) a settlement or other conclusion to the Newco Assumed Matter that (x) contains a release from all liability in favor of the Surviving Corporation and Purchaser Indemnitees without any further obligation by the Surviving Corporation or Purchaser Indemnitees to make any payment or incur any other liability or obligation with respect to such matter, (y) does not attribute by its terms liability to the Surviving Corporation or any Purchaser Indemnitee and (z) if the scheduled matter is litigation or a proceeding, includes as a term thereof a full dismissal of the litigation or proceeding with prejudice. Newco and Buyer also agree they will meet no less than annually for the purpose of examining the amounts set forth in the Escrow Fund and the amounts of Buyer Indemnity Claims and Litigation Costs expended from the Escrow Fund, for the purpose of determining whether the amount of the Escrow Fund is more than sufficient to secure Buyer pursuant to the Indemnification Agreement.

         The Escrow Agreement contains additional provisions including those regarding investment of and taxation on the Escrow Fund, outlining the Escrow Agent's duties and responsibilities, limiting the Escrow Agent's liability except in the case of its bad faith, willful default or gross negligence, permitting the Escrow Agent to resign, allowing the Escrow Agent to rely upon notices it believes genuine and duly authorized without further verification and limiting its responsibilities with respect to interest payable on the Escrow Funds.

Additional Matters

         Pursuant to the Plan of Merger, Newco is renting the Retained Equipment from the Surviving Corporation pursuant to a two-year lease for an aggregate of $507,503 in eight equal periodic installments of $63,473.88, with the first payment to be paid on July 1, 1999. Newco has the option to purchase the Retained Equipment on March 31, 2000 for $288,479 plus accrued rent, if any, and the Surviving Corporation has the right on March 21, 2001 to require Newco to purchase the Retained Equipment for $55,000.


                                   MANAGEMENT

Directors and Executive Officers

         Pursuant to the Newco Certificate and the Newco By-Laws, the Newco Board will consist of the number of directors duly authorized from time to time by the Newco Board. Following the Spin-Off , the Newco Board will consist initially of the five individuals who currently comprise the Oldco Board. Directors will initially serve until the next annual meeting of shareholders, currently expected to be held in July 1999 and are expected to stand for re-election at that time.

         Set forth below is certain information as to the individuals who are expected to serve as directors and executives of Newco and their terms as members of the Newco Board.

Michael F. Zinn

         Mr. Zinn, 45, has been the Chairman of the Board of Directors, President and Chief Executive Officer of Newco since November, 1998, is the President, Chief Executive Officer and Chairman of the Board of Directors of Oldco and has guided Oldco since its founding in 1976. Prior to founding Oldco, Mr. Zinn was director of a federally funded biomass-to-energy project. Prior to the above appointment, Mr. Zinn was employed in energy engineering. He has been awarded six U.S. patents. In June 1997, Mr. Zinn entered guilty pleas to two felony counts in the United States District Court for the Southern District of New York in connection with the Proceeding. Mr. Zinn was fined $36,673 and sentenced to a six month term of incarceration (which commenced in November 1997 and has been completed) and a two year term (which commenced in May 1998) of supervised release thereafter. He resigned as Chairman of the Board, Chief Executive Officer and President of Oldco in November 1997 and was reappointed to such positions in May 1998. He is a cousin of Frederic M. Zinn, an executive officer of Newco.

Gerald A. Habib

         Mr. Habib, 52, has been a director of Newco since November, 1998 and has been a director of Oldco since May 1994. In 1993 Mr. Habib founded The Berkshire Group, a Shokan, NY investment banking and consulting concern that provides business development and merger and acquisition services to clients in the chemical industry and has served as its president since that time. From 1986 to 1990 he served as director of planning and development for NL Chemicals, a multinational specialty chemical company. Mr. Habib also served as a vice president for Elitine Corporation, a technology licensing company, and as a business manager and manager of planning for Olin Chemicals. Since May 1995, Mr. Habib has also served as vice president of a specialty chemicals company. Mr. Habib holds a B.S. in Chemical Engineering from City University of New York and an MBA from New York University. Mr. Habib is a director of Polymer Solutions, Inc., a Canadian-based manufacturer of advanced polymer-based products for the coatings and adhesives industry.

Richard E. Rosen

         Mr. Rosen, 51, has been a director of Newco since November, 1998 and has been a director of Oldco since May 1994. Mr. Rosen is a District Manager with Adaytum Software Corporation, a Minneapolis, Minnesota based developer and marketer of strategic planning software. From 1993 to 1997, Mr. Rosen was the founder and President of Plato Software, Inc. of Saugerties, New York, a software development company engaged in marketing accounting software. From 1991 to 1993, Mr. Rosen owned and operated Rosebud Consulting Services, which provided analysis, development, and implementation of computer software systems to medium-sized businesses. Mr. Rosen holds a BA in Social Sciences from the University of North Carolina.

Melanie Norden

         Ms. Norden, 51, has been a director of Newco since November, 1998 and has been a director of Oldco since February 1998. In 1988, Ms. Norden founded BENCHMARKS, a full service consulting firm, providing consultation, management and planning services in fundraising, organizational development, conference and event planning and evaluation; volunteer, board and staff training; and public relations and marketing. Ms. Norden holds a BA from the State University of New York at Binghamton and completed an MA Program at Manhattanville College in Purchase, New York.

Michael J. Daley

         Mr. Daley, 44, has been a director and the Executive Vice President and Chief Financial Officer of Newco since November, 1998. He joined Oldco as Financial Manager in August 1987 and was appointed Vice President, Finance & Administration in May 1989, Corporate Secretary in April 1991, Chief Financial Officer in September 1994, and Director, Chief Executive Officer and President in November 1997. Concurrent with Mr. Zinn's reappointment as Chief Executive Officer and President in May 1998, Mr. Daley was appointed Executive Vice President and continues to serve as Chief Financial Officer. Mr. Daley holds a B.S. in Accounting from St. Francis College of Brooklyn, NY.

Joseph P. Novarro

         Mr. Novarro, 56, has been Vice President, Project Development of Newco since November, 1998. He joined Oldco in 1994 as Technical Manager and was appointed Vice President, Project Development in February 1997. In November 1997 , Mr. Novarro was appointed an executive officer of Oldco retaining the same title. Prior to joining Oldco, Mr. Novarro was the Engineer/Project Manager at Kamine Development Corp. Before that he held various management positions during a 25-year career at Long Island Lighting Company. Mr. Novarro holds a B.S. in Electrical Engineering from Manhattan College and completed his postgraduate studies at the Oak Ridge School of Reactor Technology.

James E. Curtin

         Mr. Curtin, 49, has been Vice President and Controller of Newco since November, 1998. He joined Oldco as Corporate Controller in August 1995 and was appointed an executive officer of Oldco with the title of Vice President and Controller in November 1997. Prior to joining Oldco, Mr. Curtin was Director of Financial Reporting for ENSERCH Engineers and Constructors from 1994 to 1995, and held several financial management positions with Ebasco Services, Incorporated, an engineering, construction and consulting firm, from 1981 to 1994. Mr. Curtin holds a BBA in Accounting Practice from Pace University.

Frederic M. Zinn

         Mr. Zinn, 41, has been Senior Vice President, General Counsel and Secretary of Newco since November, 1998. He joined Oldco as a temporary executive with the title of Vice President in November 1997. He was appointed an executive officer of Oldco holding the title of Senior Vice President and General Counsel in May 1998. Prior to joining Oldco, Mr. Zinn was the President of Zinn & LeBovic, a Professional Law Corporation, from 1992 to 1997. Before that, Mr. Zinn was General Counsel at JTE Real Estate Group, Inc. from 1989 to 1992; Associate Attorney at Palmieri, Tyler, Weiner, Wilhelm & Waldron from 1986 to 1988; and Associate Attorney at Hart, King & Coldren from 1982 to 1986. Mr. Zinn received a BA in Economics from the University of California at Davis and a JD from the UCLA School of Law. He is a cousin of Michael F. Zinn, the Chairman of the Board, Chief Executive Officer and President of Newco.

Executive Compensation

         Prior to the Spin-Off, Newco's businesses were operated by Oldco. The following table and narrative describe the compensation paid by Oldco in fiscal years ended March 31, 1998, 1997 and 1996, to Oldco's two Chief Executive Officers (one of whom will serve Newco as Chief Executive Officer and the other as an executive officer) and one other individual whose Oldco salary and bonus in Fiscal 1998 exceeded $100,000 (referred to collectively with the Chief Executive Officers as the "Named Executive Officers") who are the only executive officers of

Newco whose salary and bonus from Oldco in Fiscal 1998 exceeded $100,000. Such amounts do not necessarily reflect the compensation such Named Executive Officers will receive following the Spin-Off. The compensation to be paid to the executives of Newco has not been determined, though it is anticipated that such compensation will be less than that paid to executives of Oldco and that individuals serving Newco in the same capacity in which they served Oldco will not receive the same compensation as they received in the past. Accordingly, Newco may be unable to retain employees critical to its success. Newco does not intend to enter into any written employment agreement with any of its employees.


                           Summary Compensation Table


                                                                                 Long-Term
                                                                                Compensation
  Name and                                                                         Securities
  Principal                               Annual Compensation                     Underlying            All Other
                                       -------------------------
  Position  (1)                Year     Salary ($)          Bonus ($)                Options         Compensation ($)
  -----------                  ----     ----------        -----------            ---------------     ------------

Michael F. Zinn (2)            1998     229,249            586,250 (3)                                 3,400 (4)
CEO and President              1997     350,794            293,792                                    14,750 (4)(5)
                               1996     350,000            250,000              39,000 (6)            14,620 (4)(5)

Michael J. Daley (2)           1998     148,459            111,033                                     4,900 (4)
Executive Vice                 1997      91,462             21,000                                     1,300 (4)
President & CFO                1996      85,000             15,000               3,000                 1,000 (4)

Joseph P. Novarro              1998      98,654             35,000                                     2,445 (4)
Vice President,                1997      78,152             25,000                                     1,782 (4)
Project                        1996      69,500             21,500                                       520 (4)
Development

----------------


(1) Information regarding two former executive officers of Oldco who are not executive officers or otherwise employed by Newco is omitted.

(2) During Fiscal 1998, Mr. Zinn served Oldco as CEO for the period April 1 through November 11, 1997; Mr. Daley served as CEO of Oldco from November 11, 1997 through March 31, 1998.

(3) Includes bonus of $280,000 which was earned by Mr. Zinn in Fiscal 1997 and paid in Fiscal 1998.

(4) Includes Oldco's matching contribution to its qualified 401(k) Plan to the named individuals as follows: for Fiscal 1998: Mr. Zinn, $3,400; Mr. Daley, $4,900; and Mr. Novarro, $2,445; for Fiscal 1997: Mr. Zinn, $4,750; Mr. Daley, $1,300; and Mr. Novarro, $1,782; for Fiscal 1996:
         Mr. Zinn, $4,620; Mr. Daley, $1,000; and Mr. Novarro, $520.

(5) Includes premiums of $10,000 paid by Oldco on life insurance policies for Mr. Zinn in each of Fiscal 1997 and 1996.

(6) In January 1996 Mr. Zinn was granted options under Oldco's Amended and Restated 1993 Incentive Plan (the "1993 Plan") to purchase 19,000 restricted shares of Oldco Common Stock at $7.00 per share. All options were exercised by Mr. Zinn, and the restrictions on the shares, which were scheduled to lapse in January 2001, lapsed in connection with the Merger. At March 31, 1998, the 19,000 shares of Oldco Common Stock held by Mr. Zinn as a result of the exercise of these options had a net value of $418,000 based upon a market value of $551,000, less the purchase price of $133,000.


Director's Compensation

         The compensation to be paid to the members of the Board of Directors of Newco has not been determined, though it is anticipated that such compensation will be less than that paid to the Oldco directors. Directors of Oldco who were also employees of Oldco were not paid any fees or compensation for their services as members of Oldco's Board of Directors or any committee thereof. Directors who were not employees of Oldco ("Outside Directors") received an annual retainer of $20,000 and received per diem fees for each board or committee meeting attended at the rate of $1,000 for each full-day meeting and $500 for each half-day meeting. Each committee chairman received an additional $3,000 annual stipend. Outside Directors were also reimbursed for reasonable expenses relating to their duties.


Stock Options

         Under the 1993 Plan up to 1,000,000 shares of Oldco Common Stock could have been issued to officers, directors, employees and consultants of Oldco. Awards under this plan may be in the form of stock options, stock appreciation rights ("SARs"), dividend payment rights and options to purchase restricted stock. During Fiscal 1998, options to acquire 7,500 shares were granted to the Outside Directors under this Plan. No options were awarded during Fiscal 1998 to the Named Executive Officers.

         The following table provides information related to options and warrants to acquire shares of Oldco Common Stock exercised by the Named Executive Officers during Fiscal 1998 and the number and value of options and warrants held by them at fiscal year end. All of such options and warrants have been exercised. Oldco during Fiscal 1998 did not have any outstanding SARs.

             Aggregated Option/Warrant Exercises in Last fiscal Year
                    and fiscal Year-end Option/Warrant Values

                                                                                                       S

                                                                                                     Value of
                                                                             Number of               Unexercised
                              Number of                                     Unexercised             In-the-Money
                          Shares of Oldco                                    Options and            Options and
                          Common Stock                                          Warrants              Warrants
                              Acquired                                        at FY-End              at FY-End
Name                         on Exercise          Value Realized              Exercisable/          Exercisable/
                                                                            Unexercisable           Unexercisable

Michael F. Zinn                   0                  $0                      25,000/0               $ 678,125/$0

Michael J. Daley                  0                   0                   9,500/3,000             224,875/78,000

Joseph P.                         0                   0                       0/2,000                   0/52,000
Novarro


1999 Incentive Plan

                  Newco's 1999 Incentive Plan (the "Newco Plan") is intended to serve as an equity incentive program. 40,000 shares of Newco Common Stock are reserved for issuance under the 1999 Plan.

                  The Newco Plan is intended as an incentive, to retain in the employ of and as consultants and advisors to Newco, persons of training, experience and ability, to attract new employees, officers, directors, advisors and consultants whose services are considered valuable, to encourage the sense of proprietorship and to stimulate the active interest of such persons in Newco's development and financial success. It is intended that this incentive will be effected through (a) the granting of shares of Newco Common Stock ("Newco Restricted Stock"), pursuant to restricted stock grant agreements and
(b) the granting of stock options, including options for restricted shares of Newco Common Stock (collectively, such options and grants of shares are referred to as "Awards").

                  The Newco Plan is administered by the Newco Board or a committee of the Newco Board (the "Committee"), which shall consist of two or more members of the Newco Board who are "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act. The Newco Board or the Committee administering the Plan (the "Administrator") shall have full authority, subject to the provisions of the Newco Plan, among other things, to determine the persons to whom Awards will be granted, to determine the exercise price of the stock options, to determine terms and conditions of Awards and to prescribe, amend and rescind rules and regulations relating to the Newco Plan.

                  Grants of Awards may be made to employees, officers and directors of, and consultants and advisors to, Newco or any subsidiary. Stock options may be either "incentive stock options," as such term is defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options. The exercise price of an incentive stock option may not be less than the fair market value per share of Newco Common Stock on the date of grant. Stock options shall be exercisable at the times and upon the conditions that the Administrator may determine, as reflected in the applicable Award agreement. The exercise period shall be determined by the Administrator; provided, however, that such exercise period shall not exceed ten years from the date of grant of such stock option.

                  In the event that the employment or service of a grantee shall terminate (other than by reason of death), all stock options shall terminate
(unless the Administrator determines otherwise). In the event that the employment or service of a grantee shall terminate by reason of death, all stock options that are not exercisable at the time of such termination shall terminate (unless the Administrator determines to accelerate any of such options) and all stock options that are exercisable at the time of such termination may be exercised for a period of one year immediately following such termination (but in no case after the stock options expire in accordance with their terms).

                  Incentive stock options will be designed to comply with the provisions of the Code, and will be subject to restrictions contained in the Code. Incentive stock options will be granted at not less than fair market value of the stock subject to the option on the date of grant and will extend for a term of up to ten (10) years. Incentive stock options granted to any person who owns more than 10% of the combined voting power of Newco's outstanding securities must be granted at prices that are not less than 110% of fair market value and may not extend for more than five (5) years.

                  The purchase price of Newco Common Stock purchased upon the exercise of a stock option may be paid in cash or, in the discretion of the Administrator, by delivery of Newco Common Stock owned by the grantee or, in the case of nonqualified stock options, by withholding of shares of Newco Common Stock otherwise issuable upon exercise of such stock option, or a combination of cash and Newco Common Stock.

                  Restricted stock may be granted to participants. The Administrator may provide that a restricted stock award will vest upon the satisfaction of certain restrictions, including restrictions based on service. In general, restricted shares may not be sold, transferred or hypothecated, and the stock will be place in escrow, until restrictions are removed or expire. Grantees of restricted stock shall have voting rights and receive dividends (which shall be placed in escrow) prior to the time when restrictions lapse.

                  Nonqualified stock options shall be transferable. All other Awards granted under the Newco Plan shall not be transferable otherwise than by will or by the laws of descent and distribution. The Newco Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Newco Board, in whole or in part; except (i) to the extent otherwise required by law, and (ii) that no amendment may be made which adversely affects any of the rights of a grantee under any Award theretofore granted, without such grantee's consent. Unless terminated earlier by the Newco Board, the Newco Plan will expire on February 1, 2009.


Defined Contribution Plan

         At the time of the Contribution, Date, Newco assumed sponsorship of Oldco's 401(k) plan (the "401(k) Plan"), which is designed to comply with the requirements of Sections 401(a) and 401(k) of the Code, which govern tax qualification and cash or deferred arrangements. All employees of Newco who work in the United States or are U.S. citizens, including the Named Executive Officers, are, subject to the terms thereof, eligible to participate in the 401(k) Plan.

         An eligible employee may elect to make before tax contributions to the 401(k) Plan of up to 15% of total compensation up to a maximum of $10,000. Special rules imposed by the Code may require lower limitations for the Named Executive Officers and other highly compensated employees. Newco will make matching contributions on the employees' before-tax contributions equal to 50% of an employee's total before-tax contributions up to 5% of such employee's base salary, bonus and overtime.

         Amounts contributed to the 401(k) Plan will be invested by the trustee (pursuant to participant direction) in one or more investment funds. It is contemplated that initially there will be six funds offering a variety of investment options.

         All of an employee's before-tax contributions will be 100% vested from the time they are made. Each contribution made by Newco will be fully vested once an employee has had five years of service at the rate of 20% per year of service, including service with Oldco. Upon termination of employment, retirement, disability or death, the employee will be entitled to a distribution of his or her entire vested plan account.

         The individual accounts of Oldco's employees held under the 401(k) Plan were transferred to the Newco 401(k) Plan as of the date of the Contribution. See " The Contribution and The Spin-Off -- The Contribution Agreement."


Other Benefit Plans

         Newco expects to maintain employee group health, life, long term disability and other plans in which the Executive Officers will be eligible to participate on the same terms as other salaried employees.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

         The following table shows the shares of Newco Common Stock expected to be owned as of the Spin-Off by each beneficial owner of more than 5% of the Newco Common Stock upon completion of the Spin-Off, each current director, the Named Executive Officers and by all present directors and executive officers as a group. Except as otherwise provided in the footnotes to the table, the beneficial owners have sole voting and investment power as to all securities.

                                    Number of Shares
Name of                             of Common Stock                             Percent of Common Stock
Beneficial Owner                    Beneficially Owned (1)(2)                   Beneficially Owned (1)(2)

Michael F. Zinn                            57,969 (3)                           47.5% (3)(5)
The Zinn Family                            10,000                                8.2% (4)(5)
    Charitable Trust
Gerald A. Habib                               300                                  *
Richard E. Rosen                              300                                  *
Michael J. Daley                              670                                  *
Joseph P. Novarro                              88                                  *
Melanie Norden                                200                                  *

Current Directors and
executive officers as
a group (8 persons)                         59,527                              48.8% (3)(5)


*  Less than 1 percent.

(1) Except as described below, such persons have the sole power to vote and direct the disposition of such shares.

(2) The exact number of shares of Newco Common Stock to be issued to each of the Current Directors and executive officers and the percentage of outstanding shares that such number represent cannot be determined precisely because cash will be paid in lieu of fractional shares.

(3) Includes 3,178 shares to be held in the name of members of his immediate family. Mr. Zinn disclaims beneficial ownership of these shares. Does not include 10,000 shares to be owned by Trust established by Mr. Zinn; Mr. Zinn also disclaims beneficial ownership of these shares. It is estimated that after giving effect to the elimination of fractional shares of Newco Common Stock, Mr. Zinn will beneficially own between 47.5% and 51% of the Newco Common Stock. Mr. Zinn is the Chairman of the Board, President and Chief Executive Officer of Newco.




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




(4) The Zinn Family Charitable Trust was established by Michael F. Zinn. However, he disclaims beneficial ownership of these shares.

(5) The exact number of shares of Newco Common Stock outstanding cannot be determined because no fractional shares will be issued. However, if fractional shares were issued, 122,057.4 shares would be outstanding. The percentages in the table are based upon such a number. It is estimated that after giving effect to the elimination of fractional shares, the current directors and executive officers as a group would own between 49% and 52% of the Newco Common Stock.

         The address for each of the individuals identified above is: 1151 Flatbush Road, Kingston, New York 12401. The address for the Trust is c/o Steven Murphy, Independent Trustee, 556 Albany Post Road, New Paltz , New York 12561.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of March 31, 1998 and 1997, entities owned by Michael F. Zinn, owed Oldco $47,662 and $37,005, respectively, net of airport usage and plane services (the "Services") performed by such entities on behalf of Oldco. The cost of these Services were recorded for Fiscal 1998 and Fiscal 1997 as $31,939 and $90,621, respectively. These entities satisfied their obligations to Oldco prior to the Spin-Off. Mr. Zinn is the Chairman of the Board, President and Chief Executive Officer of Newco and served in an identical capacity at Oldco.

         Oldco, pursuant to applicable law and governing documents, had advanced certain legal expenses on behalf of certain officers and directors in connection with the Proceeding, the Lichtenberg Litigation and the Bansbach Litigation.

         As of March 31, 1998 and 1997, such advances on behalf of Michael F. Zinn in connection with the Proceeding were an aggregate of $338,517 and $208,250, respectively. Of such sum, Mr. Zinn agreed to reimburse Oldco
$186,000, subject to a determination as to whether such reimbursement is required by the BCL, and as of December 31, 1998, had reimbursed Oldco $45,000. In January 1999, after the receipt of a report from independent legal counsel addressing the propriety under the BCL and Oldco's by-laws of indemnifying Mr. Zinn, a committee of the Oldco Board (composed of independent directors) determined that Mr. Zinn was entitled to full indemnification with respect to the Proceeding and (i) authorized the repayment to Mr. Zinn of the Fine and the refund of $45,000 he had previously reimbursed Oldco; (ii) acknowledged that Mr. Zinn had no further obligations with respect to the $141,000 Mr. Zinn had, subject to a determination as the propriety of indemnification, agreed to reimburse Oldco; and (iii) authorized the reimbursement of Mr. Zinn for the legal fees and expenses (approximately $39,180) incurred by third parties in connection with the Proceeding and which had been paid by him. In addition, Oldco had advanced legal fees and disbursements of approximately $217,663 incurred in connection with such proceeding on behalf of certain directors, officers, and current and former employees and their spouses who were actual or potential witnesses in this matter. Oldco assigned its right to reimbursement, if any, to Newco pursuant to the Contribution Agreement.

         In connection with the Lichtenberg Litigation, Oldco had advanced as of March 31, 1998 an aggregate of $731,579 in legal fees and disbursements on behalf of Oldco and Messrs. Zinn, Eisenberg and Enowitz (directors and officers or former directors and/or officers of Oldco).

         In connection with the Bansbach Litigation, Oldco had advanced as of March 31, 1998 an aggregate of $136,994 in legal fees and disbursements on behalf of Oldco and Messrs. Zinn, Daley, Habib, Harris and Rosen (director and officers or former directors of Oldco).

         With regard to the legal actions described above, Oldco, in accordance with applicable law and to the extent required, has received undertakings from each indemnified party for whom legal costs have been advanced to reimburse Oldco to the extent reimbursement is required by the BCL. Oldco assigned its right to reimbursement to Newco pursuant to the Contribution Agreement.


                                   THE MERGER

         The Plan of Merger provides that, upon the terms and subject to the satisfaction or waiver of numerous conditions set forth therein, including the effectuation of the Spin-Off, Merger Sub will be merged with and into Oldco which, as a result of the Spin-Off, will then be comprised principally of cash, Niagara Mohawk Stock, the Retained Equipment and the other Retained Assets, the Retained Subsidiaries and the Retained Liabilities, the separate corporate existence of Merger Sub will cease and Oldco will continue as the Surviving Corporation, provided that it will change its name within 30 days after the Merger Closing Date to a name which does not include the word "Besicorp." The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of New York or, if later, the time specified in the Certificate of Merger in accordance with the BCL (the "Effective Date"). The Spin-Off Record Date is expected to be the same day as the Effective Date.

         Pursuant to the Plan of Merger, at the Effective Date (i) each share of Merger Sub's Common Stock issued and outstanding immediately prior to the Effective Date will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation (with the result that Acquisition will own all of the stock of the Surviving Corporation) and (ii) each share of Oldco Common Stock issued and outstanding on the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash $34.50, subject to upward (but not downward) adjustment in certain circumstances (the "Merger Consideration") upon surrender of the certificate evidencing such share (each, an "Oldco Certificate") in the manner provided below. If the closing of the Merger had occurred on February 25, 1999, the upward adjustment would have been $2.59 per share of Oldco Common Stock so that the Merger Consideration would equal $37.09 per share of Oldco Common Stock. It is estimated that the aggregate amount Acquisition will pay in the Merger will range from $105.3 million to $117 million. Because the Spin-Off Record Date is expected to be the Effective Date, the holders of Oldco Certificates on the Effective Date shall be entitled to both Merger Consideration (pursuant to the Merger) and shares of Newco Common Stock (pursuant to the Spin-Off).

         Immediately prior to the Effective Date, Acquisition will deposit or cause to be deposited with Continental, in trust for the benefit of the holders of record of Oldco Common Stock immediately prior to the Effective Date, cash in an aggregate amount equal to the Merger Consideration. As soon as practicable after the Effective Date, Continental will mail to each holder of shares of Oldco Common Stock as of the Effective Date a letter of transmittal and instructions (the "Letter of Transmittal") to effect the surrender of the Oldco Certificates in exchange for the Merger Consideration. The Letter of Transmittal will be accompanied by a letter informing the holders about the occurrence of the Spin-Off and telling them that certificates evidencing their shares of Newco Common Stock (as well as the Merger Consideration) will be distributed by Continental and that by returning a completed letter of transmittal, such Entitled Holders will expedite the delivery of the Newco Common Stock.

         Each holder of Oldco Common Stock, upon surrender to Continental of such holder's Oldco Certificates with the Letter of Transmittal, duly and properly executed, shall be entitled to receive the Merger Consideration with respect to the shares of Oldco Common Stock represented by the Oldco Certificate as payment of the Merger Consideration. Continental will then distribute to such holder the Merger Consideration in accordance with such completed Letter of Transmittal and Continental will also distribute the certificate evidencing shares (and/or cash in lieu of fractional shares) of Newco Common Stock as promptly as practicable. Until so surrendered, each Oldco Certificate shall at and after the Effective Date be deemed to represent only the right to receive upon surrender of such Oldco Certificate the Merger Consideration with respect to the shares of Oldco Common Stock represented thereby. See "The Contribution and the Spin-Off -- Procedure for Receiving Certificates for Shares of Newco Common Stock."


                        DESCRIPTION OF THE CAPITAL STOCK

         The summary of the terms of the stock of Newco set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Newco Certificate and the Newco By-Laws.

Authorized Capital Stock

         Under the Newco Certificate, the total number of shares of all classes of stock that Newco has authority to issue is 6,000,000 shares, of which 5,000,000 are shares of Newco Common Stock and 1,000,000 are shares of Newco Preferred Stock. After giving effect to the distribution of the shares of Newco Common Stock pursuant to the Spin-Off, there will be approximately 122,057 shares of Newco Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

         Holders of Newco Common Stock will be entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of Newco Preferred

Stock,  the  holders of such shares will  possess  all voting  power.  The Newco
Certificate does not provide for cumulative voting for the election of directors. Thus, under the BCL, the holders of more than one-half of the outstanding shares of Newco Common Stock generally will be able to elect all the directors of Newco then standing for election and holders of the remaining shares will not be able to elect any director. Subsequent to the completion of the Spin-Off, Michael F. Zinn will own approximately 47.5 to 51% of the then outstanding shares of Newco Common Stock and will be able to elect all of the members of the Newco Board and exercise substantial influence over the outcome of any issues which may be subject to a vote of Newco's shareholders. See "Risk Factors--Risks Related to Our Operations."

         Subject to any preferential rights of any series of Newco Preferred Stock, holders of shares of Newco Common Stock will be entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by the Newco Board and to share ratably in the assets of Newco legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up. Newco does not presently anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

         Holders of Newco Common Stock will have no preferences, preemptive, conversion or exchange rights.

         The outstanding shares of Newco Common Stock are, and the shares of Newco Common Stock being distributed pursuant to the Spin-Off will be, when issued, fully paid for and (subject to any liability imposed by Section 630 of the BCL) nonassessable. Under Section 630 of the BCL, the ten largest shareholders of Newco are personally liable for unpaid wages and debts to Newco's employees unless Newco's capital stock is listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association. Newco does not currently intend to have its capital stock so listed or quoted. See "Risk Factors--Risks Related to Our Operations."

Preferred Stock

         The Newco Board is authorized to issue shares of Newco Preferred Stock, in one or more series or classes, and to fix for each such series voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the BCL and the Newco Certificate. The issuance of Newco Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of the Newco Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Newco Common Stock. See "Risk Factors--Risks Related to the Distribution."

Certain Effects of Authorized and Unissued Stock

         There will be, after the completion of the Spin-Off, approximately 4,877,943 unissued and unreserved shares of Newco Common Stock and 1,000,000 unissued and unreserved shares of Newco Preferred Stock. These additional shares may be issued for a variety of corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. One of the effects of the existence of unissued and unreserved shares of Newco Common Stock and Newco Preferred Stock may be to enable the Newco Board to discourage an attempt to change control of Newco and thereby to protect the continuity of Newco's management. If , in the due exercise of its fiduciary duties, the Newco Board determined that an attempt to change control of Newco was not in Newco's best interest, the Newco Board could authorize, without having to obtain approval of the shareholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. In certain circumstances, such issuance could have the effect of decreasing the market price of the Newco Common Stock. In addition, the issuance of shares of Preferred Stock, whether or not related to any attempt to effect such a change, may adversely affect the rights of the holders of shares of Newco Common Stock. The Company does not presently intend to issue additional shares of Newco Common Stock or Newco Preferred Stock. See "Risk Factors."


         DESCRIPTION OF CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS

New York Anti-Takeover Law

         New York corporations are subject to the provisions of Section 912 of the BCL for so long as they have a class of securities registered under Section 12 of the Exchange Act and continue to be organized as a corporation under the laws of the State of New York. Section 912 provides, with certain exceptions, that a New York corporation shall not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock or assets) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless the transaction resulting in a person becoming an interested shareholder or the business combination was approved by the Board of Directors of such corporation prior to that person becoming an interested shareholder. After the end of such five year period, generally the interested shareholder may engage in a business combination only if (a) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or (b) the business combination meets certain valuation and consideration requirements for the stock of such corporation. An "interested shareholder" is defined as any person that is the beneficial owner of 20% or more of the then-outstanding voting stock. Newco, as permitted by the BCL, has elected in the Newco Certificate, to opt out of this section of the BCL with the result that the restrictions on business combinations do not apply to Newco. See Risk Factors--Risks Related to Our Operations."

Number of Directors; Removal; Vacancies

         The Newco By-Laws provides that the number of Directors shall be determined from time to time by majority of the Newco Board. The Newco By-Laws provide that the Newco Board shall have the right to fill vacancies, including vacancies created by expansion of the Newco Board, except for vacancies resulting from the removal of a Newco Director by the shareholders.

         The Newco Certificate provides that Newco Directors may be removed with or without cause by the shareholders by the affirmative vote of the holders of at least a majority of the voting stock. In addition, Newco Directors may be removed with cause by the Newco Board.

Shareholder Action by Written Consent; Special Meetings

         The Newco Certificate provides that any action required or permitted to be taken by the shareholders of Newco at a duly called meeting of shareholders of Newco may be effected by any consent in writing of such shareholders, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

         Special meetings of shareholders of Newco may be called by the Newco Board or the president of Newco and shall be called by the president or secretary of Newco after receipt of the written request of a majority of the Newco Board or shareholders owning a majority of the shares issued and outstanding.

Amendment of By-Law Provisions

         The Newco By-Laws provides that either the shareholders or, with certain limitations, the Newco Board may adopt, amend, or repeal any provision of the Newco By-Laws.

Transfer Agent and Registrar

         The transfer agent and registrar for Newco Common Stock will be Continental Stock Transfer & Trust Company, which also is the Distribution Agent for the Spin-Off and the paying agent with respect to the Merger Consideration.


             LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the BCL, the Newco Certificate provides (the "Newco Certificate Provision") that no director shall be personally liable to Newco or any of its shareholders for damages for any breach of duty as a director unless a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the BCL. No amendment to or repeal of the Newco Certificate Provision shall apply to or have any effect on the liability or alleged liability of any director of Newco for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

         This provision is intended to afford directors protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. Newco believes this provision will assist it in maintaining and securing the services of directors who are not employees of Newco.

As a result of the inclusion of such provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

         The Newco By-laws also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Newco's best interests, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to him or her established that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

         Newco maintains officer's and director's liability insurance with policy limits of $2 million (and an additional $2 million in excess coverage) insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring Newco under certain circumstances, in the event that indemnification payments are made by Newco to such officers and directors.


                    LISTING AND TRADING OF NEWCO COMMON STOCK

         There is currently no existing trading market for Newco Common Stock. Newco has not applied and currently does not intend to apply for listing of the Newco Common Stock on an Exchange because it does not meet the stated listing requirements of any Exchange. Newco Common Stock may be traded on the OTC
Electronic Bulletin Board, a screen-based trading system operated by the National Association of Securities Dealers, Inc. Securities traded on the OTC Electronic Bulletin Board are, for the most part, thinly traded. Newco can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Newco Common Stock in the public market, or the perception that such sales may occur, may adversely affect prevailing market prices and could impair Newco's future ability to raise capital through the sale of its equity securities.

         The shares of Newco Common Stock to be received by holders of Oldco Common Stock in the Spin-Off will be freely transferable, unless a holder is deemed to be an "affiliate" of Newco under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed affiliates of Newco after the Spin-Off generally include individuals or entities that control, are controlled by, or are under common control with Newco and may include certain of Newco's officers and directors. Persons who are affiliates of Newco will be permitted to sell their shares of Newco Common Stock only pursuant to an effective registration statement under the Securities

Act or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

         Upon completion of the Spin-Off, Newco will have approximately 122,057 shares of Newco Common Stock outstanding (assuming the exercise of all outstanding options and warrants to purchase Oldco Common Stock prior to the Spin-Off Record Date and assuming no cancellation of shares as a result of fractional shares being converted into cash). Newco estimates that it will initially have approximately 1,628 shareholders of record, based on the number of shareholders of record of Newco as of March 18, 1999. Of these shares, approximately 57,266 will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by affiliates of Newco, may generally only be sold in compliance with the limitations of Rule
144. The remaining shares of Newco Common Stock will be restricted shares within the meaning of Rule 144 under the Securities Act. Newco has not agreed to register any of these shares under the Securities Act for sale by the holders thereof.


                            EXPENSES OF THE SPIN-OFF

         Oldco shall pay all of the costs and expenses of the Spin-Off incurred on or prior to the Spin-Off Record Date, including the cost of providing the cash to be paid to Entitled Holders in lieu of fractional shares of Newco Common Stock, the preparation of the Registration Statement and the distribution of this Information Statement. Except as otherwise provided in the Contribution Agreement or in any other agreement entered into in connection with the Spin-Off, Newco shall bear all of the other costs and expenses of the Spin-Off.



                             INDEPENDENT ACCOUNTANTS

         The Newco Board has appointed Citrin Cooperman & Company, LLP ("CC&C") as Newco's independent accountants to audit Newco's financial statements for its 1999 fiscal year. CC&C has audited the financial statements that appear in this Information Statement and has served as Oldco's auditors throughout the periods covered by the financial statements included in this Information Statement.


                                 DIVIDEND POLICY

         Newco has never declared or paid any cash dividends on the Newco Common Stock and does not anticipate cash dividends in the foreseeable future. The declaration and payment of dividends is at the discretion of the Newco Board and will be subject to Newco's financial results and the availability of surplus funds to pay dividends. The BCL prohibits Newco from paying dividends or otherwise distributing funds to its shareholders, except out of legally available funds. The declaration of dividends and the amount thereof will depend on a number of factors, including Newco's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Newco Board may deem relevant, as well as contractual and statutory restrictions on Newco's ability to pay dividends. Newco may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of dividends.

                INDEX TO THE COMBINED FINANCIAL STATEMENTS OF THE
                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.


Index to the Combined Financial Statements of the
         Distributed Businesses of Besicorp Group Inc. .................................................     F-1

Independent Auditors' Report............................................................................     F-2

Combined Balance Sheet as of December 31, 1998 (Unaudited),
         and March 31, 1998.............................................................................     F-3

Combined Statement of Operations and Combined Equity
         for the Nine Months Ended December 31, 1998 and 1997
         (Unaudited), the Three Months Ended December 31, 1998 and
         1997 (Unaudited), and the Years Ended March 31, 1998 and 1997..................................     F-5

Combined Statement of Cash Flows for the Nine Months
         Ended December 31, 1998 and 1997 (Unaudited)
         and the Years Ended 1998 and 1997..............................................................     F-6

Notes to Combined Financial Statements..................................................................     F-7

Unaudited Pro Forma Combined Financial Information.......................................................    F-19



                         CITRIN COOPERMAN & COMPANY, LLP
                          Certified Public Accountants
                          529 Fifth Avenue, Tenth Floor
                               New York, NY 10017

                                  212-697-1000



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
BESICORP GROUP INC.


                          Independent Auditors' Report


We have audited the accompanying combined balance sheet of the Distributed Businesses of Besicorp Group Inc. as at March 31, 1998 and the related combined statements of operations and combined equity and cash flows for the two years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned combined financial statements present fairly, in all material respects, the financial position of the Distributed Businesses of Besicorp Group Inc. as at March 31, 1998 and the results of their operations and their cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Distributed Businesses of Besicorp Group Inc. will continue as a going concern. As discussed in Note 13 to the financial statements, the Distributed Businesses of Besicorp Group Inc. have suffered recurring losses from operations and have had substantial financial support from the former parent company that raise substantial doubt about its ability to continue as a going concern without such support. Management=s plans in regard to these matters are also described in
Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                            /s/ Citrin Cooperman & Company, LLP
                                                CITRIN COOPERMAN & COMPANY, LLP


June 23, 1998
New York, New York

                                                     DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

                                                                   COMBINED BALANCE SHEET


                              ASSETS                                    December 31,            March 31,
                                                                            1998                  1998
                                                                        -----------             ---------
                                                                        (Unaudited)

Current Assets:
   Cash                                                              $     96,226      $         104,428
   Trade accounts receivable (less allowance for doubtful
      accounts of $23,000 at March 31, 1998, and
      $68,929 at December 31, 1998)                                       603,355                369,494
   Due from affiliates                                                     64,223                 47,662
   Current portion of long-term notes receivable:
      Others (includes interest of $8,316 at March 31, 1998,
          and $16,950 at December 31, 1998)                               127,919                102,054
   Inventories                                                          1,166,673                944,013
   Other current assets                                                   287,983                485,052
                                                                        ---------              ---------

      Total Current Assets                                              2,346,379              2,052,703
                                                                        ---------              ---------

Property, Plant and Equipment:
   Land and improvements                                                  237,160                237,160
   Buildings and improvements                                           1,914,029              1,906,952
   Machinery and equipment                                                703,690                714,620
   Furniture and fixtures                                                 247,363                246,702
                                                                        ---------              ---------
                                                                        3,102,242              3,105,434

      Less:  accumulated depreciation and amortization                 (1,605,464)            (1,478,950)
                                                                        ---------              ---------

      Net Property, Plant and Equipment                                 1,496,778              1,626,484
                                                                        ---------              ---------
Other Assets:
   Patents and trademarks, less accumulated
      amortization of $1,691 at March 30, 1998
      and $2,131 at December 31, 1998                                       9,011                  7,823
   Long-term notes receivable:
      Affiliate - net of allowance of $555,376 in March, 0 in December          0                      0
      Others - net of allowance of $1,944,624 in March, 0 in December      94,112                129,886
   Deferred costs                                                               0              1,316,693
   Other assets                                                            55,731                 95,063
                                                                         --------              ---------

      Total Other Assets                                                  158,854              1,549,465
                                                                         --------              ---------
      TOTAL ASSETS                                                   $  4,002,011      $       5,228,652
                                                                        =========              =========



See accompanying notes to combined financial statements.


                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

                             COMBINED BALANCE SHEET

      LIABILITIES AND COMBINED EQUITY

                                                                        December 31,            March 31,
                                                                            1998                  1998
                                                                        (Unaudited)
Current Liabilities:
   Accounts payable and accrued expenses                             $    929,028      $       1,234,920
   Current portion of long-term debt                                       11,700                109,208
   Current portion of accrued reserve and warranty expense                140,305                152,891
   Taxes other than income taxes                                          100,122                100,693
                                                                        ---------              ---------
      Total Current Liabilities                                         1,181,155              1,597,712


Long-Term Accrued Reserve and Warranty Expense                            167,935                152,402
Long-Term Debt                                                            123,608              3,768,233
                                                                        ---------              ---------
      Total Liabilities                                                 1,472,698              5,518,347


Combined Equity                                                         2,529,313               (289,695)
                                                                        ---------              ---------




      TOTAL LIABILITIES AND COMBINED EQUITY                          $  4,002,011      $       5,228,652
                                                                        =========              =========



See accompanying notes to combined financial statements.


                 DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

              COMBINED STATEMENT OF OPERATIONS AND COMBINED EQUITY



                                                        Years Ended March 31,                 Three Months Ended December 31,
                                                        ---------------------                 -------------------------------
                                                     1998                   1997                  1998                  1997
                                                                                               (Unaudited)           (Unaudited)
Revenues:
   Product sales                              $   3,838,351      $      4,474,926      $       1,187,805     $         788,193
   Other revenues                                   426,154               310,922                179,520                93,626
   Interest and other investment income              35,482                42,676                  5,200                 9,574
   Other income                                     108,435               264,371                 26,808                23,695
                                                  ---------             ---------              ---------               -------
      Total Revenues                              4,408,422             5,092,895              1,399,333               915,088
Costs and Expenses:                               ---------             ---------              ---------               -------
   Cost of product sales                          3,932,301             4,299,848              1,162,704               776,517
   Selling, general and
      administrative expenses                     8,466,360             7,524,263              2,058,474             2,123,908
   Interest expense                                 481,651               323,914                  6,927               202,275
   Other expense                                  2,519,114                92,316                     25                    39
                                                 ----------            ----------              ---------             ---------
      Total Costs and Expenses                   15,399,426            12,240,341              3,228,130             3,102,739
                                                 ----------            ----------              ---------             ---------
Loss Before Income Taxes                        (10,991,004)           (7,147,446)            (1,828,797)           (2,187,651)

Credit for Income Taxes                           3,767,000             2,415,400                627,700               744,800
                                                  ---------             ---------              ---------             ---------
Net Loss                                         (7,224,004)           (4,732,046)            (1,201,097)           (1,442,851)

Combined Equity - Beginning                       2,221,758             3,146,511                 25,760             2,553,497

Net Transactions with Oldco                       4,712,551             3,807,293              3,704,650             1,961,569
                                                  ---------             ---------              ---------             ---------
Combined Equity - Ending                      $    (289,695)     $      2,221,758      $       2,529,313     $       3,072,215
                                                  =========             =========              =========             =========


See accompanying notes to combined financial statements.




                 DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

              COMBINED STATEMENT OF OPERATIONS AND COMBINED EQUITY

                                                             Nine Months Ended December 31,
                                                             ------------------------------
                                                               1998                  1997
                                                            (Unaudited)           (Unaudited)
Revenues:
   Product sales                                     $       3,273,495     $       3,056,859
   Other revenues                                              406,841               209,367
   Interest and other investment income                         18,404                27,685
   Other income                                                 78,441                77,516
                                                             ---------             ---------
      Total Revenues                                         3,777,181             3,371,427
Costs and Expenses:                                          ---------             ---------
   Cost of product sales                                     3,144,571             2,850,416
   Selling, general and
      administrative expenses                                6,577,230             5,690,352
   Interest expense                                            111,234               394,577
   Other expense                                                 8,832                   277
                                                             ---------             ---------
      Total Costs and Expenses                               9,841,867             8,935,622
                                                             ---------             ---------
Loss Before Income Taxes                                    (6,064,686)           (5,564,195)

Credit for Income Taxes                                      2,062,000             1,893,000
                                                             ---------             ---------
Net Loss                                                    (4,002,686)           (3,671,195)

Combined Equity - Beginning                                     25,760             2,553,497

Net Transactions with Oldco                                  6,506,239             4,189,913
                                                             ---------             ---------
Combined Equity - Ending                             $       2,529,313     $       3,072,215
                                                             =========             =========


                                       F-5



                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

                        COMBINED STATEMENT OF CASH FLOWS


                                                              Years Ended March 31,              Nine Months Ended December 31,
                                                              ---------------------              ------------------------------
                                                         1998                   1997               1998                  1997
                                                                                               (Unaudited)           (Unaudited)
Operating Activities:
   Net loss                                     $    (7,224,004)       $  (4,732,046)     $      (4,002,686)    $      (3,671,195)
   Adjustments to reconcile net loss to
   net cash used by operating activities:
      Amortization of discounts on notes                (2,196)               (2,196)                (1,647)               (1,647)
      Provision for uncollectibles                   2,483,654                     0                 45,929                     0
      Realized and unrealized (gains)/losses             6,066                     0                      0                     0
      Depreciation and amortization                    243,793               182,272                126,954               148,465
      Changes in assets and liabilities:
         Accounts and notes receivable                 326,916               (16,920)              (288,089)              193,627
         Inventories                                   236,252                78,925               (222,660)               40,101
         Accounts payable and accrued expenses        (510,223)              497,481               (305,892)             (343,071)
         Taxes payable                                  (1,393)               37,083                    571               (99,148)
         Other assets and liabilities, net             (94,844)             (184,750)             1,560,899              (495,296)
                                                     ---------               -------              ---------               --------
   Net Cash Used
      By Operating Activities                       (4,535,979)           (4,140,151)            (3,086,621)           (4,228,164)
                                                     ---------             ---------              ---------             ---------
Financing Activities:
   Increase in borrowings                                    0               500,000                      0               500,000
   Repayment of borrowings                             (72,640)             (118,933)            (3,426,678)              (63,947)
   Net transactions with Oldco                       4,712,551             3,807,293              6,506,239             4,189,913
                                                     ---------             ---------              ---------             ---------
   Net Cash Provided
      By Financing Activities                        4,639,911             4,188,360              3,079,561             4,625,966
                                                     ---------             ---------              ---------             ---------
Investing Activities:
   Acquisition of property, plant and equipment       (149,266)                    0                      0              (245,207)
   Net Cash Used By Investing                        ---------             ---------              ---------             ---------
      Activities                                      (149,266)                    0                      0              (245,207)
                                                     ---------             ---------              ---------             ----------
Increase (Decrease) in Cash                             45,334                48,209                 (8,202)              152,595
Cash Beginning                                          59,094                10,885                104,428                59,094
                                                     ---------             ---------              ---------               --------
Cash Ending                                     $      104,428      $         59,094      $          96,226     $         211,689
Supplemental Cash Flow Information:                  =========             =========              =========               ========
   Interest paid                                $      445,601      $        358,325      $          93,685     $         365,540







See accompanying notes to combined financial statements.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
Besicorp Group Inc. ("Oldco") is party to an Agreement and Plan of Merger dated November 23, 1998, as amended, (the "Plan of Merger") among Oldco, BGI Acquisition LLC ("Acquisition") and BGI Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Acquisition. Pursuant to the Plan of Merger, Merger Sub will be merged into Oldco which will thereafter be a wholly owned subsidiary of Acquisition (the "Merger"). Since Acquisition does not want to acquire certain assets or assume certain liabilities of Oldco, it is a condition precedent to the Merger that Oldco, prior to the Merger, spin-off its photovoltaic and independent power development businesses (the "Distributed
Businesses") to its shareholders. Therefore, Oldco formed Besicorp Ltd. ("Newco") to assume the operations of the Distributed Businesses by having Oldco assign to Newco all of its assets relating to the Distributed Businesses and substantially all of Oldco's other assets (other than Oldco's cash, securities, the subsidiaries which held Oldco's interests in partnerships which owned or leased six cogeneration natural gas power plants (the "Retained Subsidiaries") and the corporate headquarters and certain other assets (including in particular, other claims of Besicorp and awards made to Besicorp in the aggregate stated amount of approximately $1 million)), and by having Newco assume substantially all of Oldco's liabilities other than the following liabilities (collectively, the "Permitted Liabilities"): (i) the liabilities of Oldco and any Retained Subsidiary (actual or accrued) for unpaid federal income taxes for Oldco's 1999 fiscal year based on the consolidated net income of Oldco through the effective date of the Merger, (ii) the liabilities of Oldco or its subsidiaries for New York State income taxes for the 1999 fiscal year, and (iii) certain intercompany liabilities. The aggregate amount of the Permitted Liabilities is estimated as approximately $201,599,926 at December 31, 1998 and the aggregate amount of the assets to be retained by Oldco pursuant to the Merger and calculated in the manner provided for by the Plan of Merger is approximately $132,016,278 at February 25, 1999. The Plan of Merger contemplates that Oldco will effect such a contribution and distribute all of Newco's stock. Therefore, following the contribution, which it is expected will take place shortly prior to the Merger which is currently scheduled to be consummated on March 22, 1999, Oldco will distribute 100% of Newco's common stock (the "Distribution"), and Newco will become a separate, publicly held company.

Assets and liabilities will be transferred to Newco at Oldco's historical cost. The historical actions of Oldco's Distributed Businesses, including Newco's accounting policies, are attributable to Newco. The financial results in these financial statements are not necessarily indicative of the results that would have occurred if Newco had been an independent public company during the periods presented or of future results of Newco. The financial results in these financial statements include all the normal recurring expenses of the Distributed Businesses on a historical basis with the exception of additional rent and interest expense that would be charged on a stand alone basis. Interest expense was not incurred on net transactions with Oldco, although the interest expense represented in these financial statements includes interest on debt used to finance Oldco's working capital and, therefore, approximates the interest that would have been allocated had Oldco made such allocation. Adjustment for interest in the pro forma financial statements was not made, as the terms of financing of any additional debt can not be predicted at this time. Rental expense will be incurred by Newco on certain equipment which the Plan of Merger contemplates will be retained by Oldco. (See Note 11.) Such rental charges will approximate the depreciation currently being incurred by Oldco and are not included in the historical results of the Distributed Businesses, as substantially all of the equipment was purchased subsequent to March 31, 1998. There are no additional charges that were incurred by Oldco that would be allocated to the Distributed Businesses. See unaudited Pro Forma Combined Financial Statements found at page F-16 of this Information Statement for discussion of the effect of the Distribution on Newco.

Amounts shown as net transactions with Oldco represent the net effect of cash generated or used by the Distributed Businesses and transferred to or from Oldco.

The unaudited Combined Balance Sheet at December 31, 1998, the unaudited Combined Statement of Operations and Combined Equity for the nine months ended December 31, 1998 and December 31, 1997, and the unaudited Combined Statement of Cash Flows for the nine months ended December 31, 1998 and December 31, 1997 have not been audited, but have been prepared in conformity with generally accepted accounting principles as applied in Newco's audited consolidated financial statements for the year ended March 31, 1998. In the opinion of management, this information includes all material adjustments, of a normal and recurring nature, necessary for a fair presentation. The results for the nine months periods are not necessarily indicative of the results expected for the full year.

Business
Newco specializes in the development, assembly, manufacture, marketing and resale of photovoltaic products and systems ("Product Segment") and the development of power plant projects ("Project Segment").

Use of Estimates
Management uses estimates in preparing the consolidated financial statements, in conformity with generally accepted accounting principles. Significant estimates include collectibility of accounts receivable, warranty costs, profitability on long-term contracts, as well as recoverability of long-term assets and residual values. Newco regularly assesses these estimates and, while actual results may differ from these estimates, management does not anticipate a material difference in its actual results versus estimates in the near term.

Inventories
Inventories are carried at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation on such assets is computed on a straight-line basis at rates adequate to allocate the cost over their expected useful lives as follows: (i) land improvements - 15 years, (ii) buildings and improvements - 20 years to 39 years; (iii) furniture and fixtures
- three years to 35 years; and (iv) machinery and equipment - three years to 35 years.

Patents and Trademarks
Costs of patents ($10,657 at December 31, 1998 and $9,029 at March 31, 1998) are capitalized and amortized on a straight-line basis over the remaining useful life of the patent of up to 17 years. Trademark costs ($485 at March 31, 1998 and $485 at December 31, 1998) are capitalized and amortized on a straight-line basis over the estimated useful life of 35 years. During the year ended March 31, 1998, $690,467 of patent and trademark costs were written off upon the discontinuance of the related product lines as a result of management's decision to focus the Company's alternative energy business on photovoltaic products and systems. The write-off of these costs is reflected in selling, general and administrative expenses.

Deferred Costs
Consists of engineering and legal fees, licenses and permits, site testing, bids and other charges, including salaries and employee expenses, incurred by Newco in developing projects. These costs are deferred until the date the project construction financing is arranged and then expensed against development fees received, or, in some cases, such costs are reimbursed periodically or at the time of closing. When in the opinion of management it is determined that a project will not be completed, the deferred costs are expensed.

Impairment of Long-Lived Assets
Newco adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of April 1, 1996. The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of this Statement did not have an impact on Newco's financial position or results of operations.

Product Warranties
Warranty expense for Newco's product sales is provided on the basis of management's estimate of the future costs to be incurred under product warranties presently in force. Adjustments to revenue or expense are reflected in the period in which revisions to such estimates are deemed appropriate.

Revenue Recognition
Revenues on product sales are recognized at the time of shipment of goods. Other revenues, primarily cost reimbursement billings, are recognized when deemed payable under the applicable agreement.

Research and Development
Research and development costs are expensed when incurred.

Statement of Cash Flows
For purposes of the combined statement of cash flows, Newco considers temporary investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents in any of the periods presented.

Concentration of Credit Risk
Financial instruments which potentially subject Newco to concentrations of credit risk consist principally of cash and trade receivables. Newco places its cash and investments with high credit qualified financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising Newco's customer base, and their dispersion across many different industries and regions. During the year ended March 31, 1998, one customer accounted for approximately 14% of product sales. During the year ended March 31, 1997, sales to one customer accounted for approximately 23% of product sales.

Goodwill
The excess of the purchase price over the book value of a corporation acquired at March 31, 1993 of $557,898 was added to the basis of the land and buildings of such corporation based upon an independent appraisal of the property acquired and is being amortized on a straight-line basis over the asset lives of 31.5 years. The remaining book value at March 31, 1998 was $475,057.

NOTE 2 - INVENTORIES

Inventories consist of the following:

                                                   March 31, 1998               December 31, 1998
                                                   --------------               ------------------
                                                                                  (Unaudited)
         Assembly parts                              $298,239                      $373,336
         Finished goods                               645,774                       793,337
                                                     ---------                   ------------
                                                     $944,013                    $1,166,673
                                                     =========                    =========

NOTE 3 - DEFERRED COSTS

Deferred and  reimbursable  costs at December 31, 1998 (unaudited) and March 31,
1998 were as follows:
                                             Internal Costs                     Third
                                      Payroll          Expenses             Party Costs          Total

Balance March 31, 1997               $917,671         $267,947               $295,110         $1,480,728
         Additions                    259,335           34,706                388,238            682,279
         Expensed                    (634,631)         (85,142)               (64,335)          (784,108)
         Reimbursements               (58,825)               -                 (3,381)           (62,206)
                                     --------         --------               --------          ---------
Balance March 31, 1998                483,550          217,511                615,632          1,316,693
         Additions                     75,504           11,851                 43,716            131,071
         Write-offs                  (513,375)        (229,362)              (659,348)        (1,402,085)
         Reimbursements               (45,679)               -                      -            (45,679)
                                     --------         --------               ---------          ---------
Balance December 31, 1998
(Unaudited)                                $0               $0                     $0                 $0
                                      =======         ========               ========            ========


Oldco wrote off all deferred costs during the second quarter of Fiscal 1999 due to the uncertain nature of the development of the projects and due to the uncertain political and economic conditions in the countries where the projects are located (principally India and Brazil). Oldco determined, in accordance with its existing policy, that due to the uncertain development of the projects the carrying amounts may be impaired.

NOTE 4 - NOTES RECEIVABLE

Long-term notes receivable consist of the following:
                                                                       March 31, 1998             December 31, 1998
                                                                       --------------             -----------------

         Due from affiliate (net of allowance of
            $555,376 at March 31, 1998 and 0 at
            December 31, 1998 (a)                                                 $0                            $0
                                                                             =======                       =======
         Due from others:
         - Greenhouse  (net of allowance of
                   $1,944,624 at March 31, 1998
                   and 0 at December 31, 1998 (a)                                 $0                            $0
         - 9% notes receivable due from limited
         partnerships, receivable in annual
         installments through December, 2001 (b)                             223,623                       205,081

         Less current portion - net of interest                              (93,737)                     (110,969)
                                                                          -----------                    ----------

                  TOTAL                                                     $129,886                       $94,112
                                                                             =======                       =======


(a) In connection with a project (the "Project"), Oldco advanced an aggregate of $2,500,000 (see Note 6(d)) of which, at March 31, 1998, $1,944,624 and $555,376 was owed to Oldco by, respectively, an affiliated partnership and an unrelated company ("Allegany"). During Fiscal 1998, Oldco reserved the full amount of such loan due to its impairment and wrote off the combined loan during the quarter ended December 31, 1998 due to the settlement of certain litigation involving the project partnerships. Oldco did not in Fiscal 1998 and the nine months ended December 31, 1998 record any interest income with respect to such advances. See
Note 10.

(b) Oldco contracted to design, build, and operate energy systems with limited partnerships. Under the terms of the agreements with these partnerships, the partnerships provided Oldco with cash initial payments and issued long-term notes. Additional interest on these notes were imputed at the rate of 2% per annum to yield an effective rate of 11% per annum on substantially all of the long-term notes.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses were comprised of the following:

                                                          March 31, 1998
                                                          --------------
         Trade accounts payable                              $465,584
         Accrued interest expense                              39,421
         Accrued legal fees                                   308,281
         Accrued salaries                                     134,640
         Due to affiliate                                      56,624
         Deposits and other payables                          227,500
                                                        -------------

                                                           $1,232,050
                                                            =========

NOTE 6 - LONG-TERM DEBT

Long-term debt consists of the following:                                  March 31, 1998          December   31, 1998
                                                                           --------------          -------------------
         - Installment loans at 0% to 10.54% maturing through
         September 2000 (a)                                                  $75,639                       $0

         - Mortgage loan payable in monthly installments of
         $4,180 including interest at prime plus 1.5% through
         April 2007, when the unpaid balance is due (b)                      315,455

         - Second mortgage payable in monthly installments
         of $1,771 plus interest at prime plus 1.5% through
         March 2002, when the unpaid balance is due (b, c)                   288,646

         - Mortgage loan payable in monthly installments
           of $1,060 plus interest at prime plus 1.5% to March 1998
           and prime plus .5% thereafter through March 2001 (b, c)            50,680                        0

         - Obligation on SunWize asset acquisition (e)                       147,021                  135,308

         - Working capital loan (d)                                        3,000,000                        0
                                                                           ----------                --------

         Total                                                             3,877,441                  135,308

         Less:  Current maturities                                           109,208                   11,700
                                                                           ----------                --------

                                                                          $3,768,233                 $123,608
                                                                           =========                 ========

Long-term debt maturities at March 31, 1998, including current maturities, are as follows:

                                                March 31, 1998
            1999                                      $109,208
            2000                                       103,339
            2001                                        89,977
            2002                                       285,666
            2003                                        49,252
            Thereafter                               3,239,999
                                                     ---------
                                                    $3,877,441
                                                     =========

With the exception of the SunWize acquisition obligation, which will be the only debt remaining subsequent to the Spin-Off, all debt was repaid during the nine months ended December 31, 1998.

a. Collateral for the installment loans consists of automobiles, machinery and equipment, computer equipment and furniture and fixtures with a net book value of $60,468 at March 31, 1998. It is expected that all these loans were repaid prior to December 31, 1998.

b. Collateralized by mortgages on land and/or buildings with a net book value of $1,153,622 at March 31, 1998. These mortgages were repaid prior to December 31, 1998.

c. As a part of his guarantees of the Newco's debts of $339,326 at March 31, 1998, the majority shareholder has a security interest in various assets, patents and personal property owned by Newco. These mortgages were repaid prior to December 31, 1998.

d. On June 1, 1992, Oldco and its partnership co-developer entered into a loan agreement with Stewart & Stevenson Services, Inc. to borrow up to $3,000,000 each for working capital. Interest on advances under the agreement are payable quarterly in arrears at the rate of 2% above prime. The loan requires payments of interest only during the initial term. Principal is to be repaid based on termination dates of operating and maintenance contracts on certain projects with an initial term of six years that may be extended an additional six years. Loans are secured by cash flows of certain of the partnerships in the event of default. During Fiscal 1993 and 1994 Oldco borrowed $2,500,000 under the agreement to fund development activities of one of the partnerships (see Note
4), and, in February 1997, borrowed the remaining $500,000 available under the loan agreement. The loan was repaid in full in July 1998.

e. Obligation payable on the acquisition of SunWize assets, payable on an annual basis as a percentage of gross margins of the SunWize division. $19,878 was paid in Fiscal 1998. $6,381 was paid in Fiscal 1997.

NOTE 7 - INCOME TAXES

The credit for income taxes for all periods presented represents the allocated benefits of the respective losses which Oldco was able to use in filing its consolidated tax returns. The asset and liability method of accounting for income taxes is used, whereby deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Tax benefits are allocated based on the taxable loss of the companies and deferred taxes are provided on temporary differences in recognition of income between book and tax. Such tax benefits and deferred taxes are charged or credited to the amount due to or from Oldco and included in the net transactions with Oldco.

Deferred tax assets of approximately $360,000 primarily from equipment and depreciation differences are offset by valuation allowances since it is more likely than not that some portion of the deferred tax asset will not be realized.

Upon conclusion of the Merger and Spin-Off, Newco will be a separate entity and will no longer have its results included with the consolidated tax return of Oldco. Newco will have no operating loss carryforwards and items of income and expense with respect to Newco's operations will be reported from the date of the Spin-Off.

NOTE 8 - RELATED PARTIES

Amounts due from affiliates at December 31, 1998 and March 31, 1998 relate to receivables from companies owned by the majority shareholder which provide certain services to Newco for airport usage, plane services and engineering consulting services totaling $31,939 for the years ended March 31, 1998.

Included in other current assets at March 31, 1998 is a receivable of $164,211 ($141,000 at December 31, 1998) from the President of Newco representing primarily the balance due on $186,000 of legal fees incurred in connection with a certain legal proceeding (the "Proceeding") which the President has agreed, subject to a determination that such repayment is not required, to reimburse to Newco. In January 1999, after the receipt of a report from independent legal counsel addressing the propriety under the BCL and Oldco's by-laws of indemnifying the President, a committee of the Oldco Board (composed of independent directors) determined that the President was entitled to full indemnification with respect to the Proceeding and (i) authorized the repayment to the President of the fine of $36,673 he had paid in connection with the Proceeding and the refund of $45,000 he had previously reimbursed Oldco; (ii) acknowledged that the President had no further obligations with respect to the $141,000 he had, subject to a determination as the propriety of indemnification, agreed to reimburse Oldco; and (iii) authorized the reimbursement of the President for the legal fees and expenses (approximately $39,180) incurred by third parties in connection with the Proceeding and which were paid by him.
See "Certain Relationships and Related Transactions."

NOTE 9 - SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                             Year Ended
                                                      1998            1997

Advertising costs                                   $142,154         $68,413
Research and development expenses(1)                 697,182         646,817
Warranty expense                                      53,701         295,333
Amortization of patents and trademarks                40,632          16,845
Maintenance and repairs                               84,903          73,169
Taxes other than payroll and income taxes             57,721         666,249

(1) Since Fiscal 1994 Newco has expanded its efforts in technology development, particularly solar electric products. Expenditures for research and development were $499,436 for the nine months ended December 31, 1998, $697,182, in Fiscal 1998 and $648,817 in Fiscal 1997. Personnel expenses, comprising the largest portion of these amounts, were $176,192 for the nine months ended December 31, 1998, $330,428 in Fiscal 1998, and $301,055 in Fiscal 1997. Of the total amounts, expenses attributable to Newco's agreements with the New York State Energy Research and Development Authority were $270,657 for the nine months ended December 31, 1998, $520,950 in Fiscal 1998, and $414,307 in Fiscal 1997.

NOTE 10 - LEGAL PROCEEDINGS

In June 1997, Oldco and its Chairman, Chief Executive Officer and President, Michael F. Zinn, each entered guilty pleas to two felony counts in United States District Court for the Southern District of New York, White Plains, New York. Each entered a guilty plea to one count of causing a false statement to be made to the Federal Election Commission ("FEC") and one count of filing a false tax return, both in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey. Both Oldco and Mr. Zinn were fined approximately $36,000 and Mr. Zinn was sentenced to a six-month term of incarceration, which was completed on May 8, 1998.

The St. Francis Hospital cogeneration facility was shut down by the management of the hospital, and Newco initiated a lawsuit against the third-party turn-key operator, Tecogen, Inc., for failing to complete its obligations under the contract prior to this action by the hospital. During Fiscal 1998 the court ruled that Newco was liable to Tecogen, Inc. for final payment of the purchase price, and Newco paid a judgment in the net amount of $126,750 plus interest of $115,585.

In March 1993 a shareholder derivative suit was filed against the Company and the Company's directors which alleges, among other charges, that the directors acted improperly in issuing Company shares to themselves for little or no consideration. The plaintiff is seeking award of damages to the Company, including punitive damages and interest, an accounting and the return of assets to the Company, the appointment of independent members to the Board of Directors, the cancellation of allegedly improperly granted shares, and the award to the plaintiff of costs and expenses of the lawsuit including legal fees. The defendants have denied the allegations of the complaint. The Board of Directors of the Company formed a Special Litigation Committee ("SLC") comprised of independent, outside directors to investigate the allegations made in the action and determine if continued prosecution of the action is in the best interest of the Company. After an extensive investigation of the allegations made in the complaint, the SLC issued a resolution dated March 28, 1995 finding that the continued prosecution of the derivative action was not in the best interest of the Company. In a decision issued December 19, 1997, the Court granted the Company's motion for summary judgment based upon the recommendation of the SLC, and dismissed the derivative action in all respects. The plaintiff has filed a notice of appeal. Management is of the opinion that meritorious defenses to the suit have been asserted and that the outcome of the action will have no material adverse impact on the Company.

Newco, through partnership interests, was involved in the construction of a cogeneration facility and an associated greenhouse. Various legal proceedings have arisen from these facilities due to construction problems, breaches of contract and bankruptcies so that neither facility is presently being operated. The Company entered into a settlement with respect to such proceedings in which it relinquished its interest in such facilities and its claim against the other parties except for one administrative claim and in which it was released from all claims against it (except for a claim that may be made by Allegany, which claim is not currently pending).

See "Business - Legal Proceedings" for further discussion of litigation for which Newco may be responsible.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

At March 31, 1998, Newco has no significant minimum annual rental commitments under non-cancelable operating leases for equipment and office space. Newco has two leases for office and warehouse space. One lease calls for monthly rental of $575 for a period of 12 months ending April 1998. The second lease originally was for ten years at $150,000 per year commencing December 15, 1994, with Newco having the annual right to terminate the lease during the first seven years of the lease term. Effective September 1, 1995 this lease was renegotiated based upon a reduction of rented space from 25,000 square feet to 17,000 square feet. The term of this lease was for an initial period of six months, commencing on October 1, 1995 and ending on March 31, 1996. The term automatically renews for successive periods of six months each. After December 31, 1996, either party may terminate the lease at any time by giving the other party at least ninety days notice in writing. The annual rent from September 1, 1995 forward is $102,000, which will be adjusted in future periods based on the Consumer Price Index. Rent expense on all operating leases for the years ended March 31, 1998 and 1997 was $155,197 and $173,903, respectively.

Since March 1994 Newco has been entering into cost-sharing agreements with the New York State Energy Research and Development Authority ("NYSERDA") with completion dates extending through April 2001. The agreements provide for payment to Newco by NYSERDA of $1,442,237 (approximately $800,000 has been earned through March 31, 1998) for funding and development of photovoltaic projects with estimated costs of $2,963,235. Funds advanced by NYSERDA are to be repaid from revenues on sales of products developed under the agreements, if any.

Newco has a 401(k) plan covering substantially all full-time employees for which the Company makes matching contributions as defined. The Company's expenses under the plan for the year ended March 31, 1998 were $72,692.

As part of the Plan of Merger, certain equipment with an original cost of $827,000 will be retained by Oldco and be leased to Newco. Rentals under the two year lease will be approximately $63,474 per quarter. Newco will have the option to purchase the equipment after the first year for $288,479. Oldco will have the option to require Newco to purchase the equipment at the end of the lease for $55,000. The lease will be accounted for as an operating lease on Newco's books.

In addition, as a part of the Plan of Merger, there is (i) an indemnification agreement which obligates Newco to indemnify the purchaser from any damages they suffer arising out of, among other things, Oldco's breach of representations and warranties set forth in the Plan of Merger and certain liabilities, taxes and litigation of Oldco and (ii) an escrow agreement governing the $6.5 million to be placed in escrow to satisfy Newco=s obligations under the indemnification agreement and provides for payment of, among other things, certain litigation and related costs.

In connection with the Merger and Spin-Off, approximately 122,057 shares of Newco common stock will be issued to the holders of Besicorp common stock on a one share of Newco for 25 shares of Besicorp basis, subject to adjustment based upon the payment of cash in lieu of the issuance of fractional shares.

In February 1999, Newco adopted the 1999 Incentive Plan to provide for the issuance of up to 40,000 shares of Newco common stock as an equity incentive program. No grants have been made under the plan.


NOTE 12 - SEGMENTS OF BUSINESS

Newco specializes in the development, assembly, manufacture, marketing and resale of photovoltaic products and systems ("Product Segment") and the development of power plant projects ("Project Segment"). Newco's export product sales, principally to Europe and the Pacific Rim, for the nine months ended December 31, 1998 and for the years ended March 31, 1998 and 1997 were $119,694, $299,293 and $297,761, respectively. A summary of industry segment information for the nine months ended December 31, 1998 and 1997 and for the years ended March 31, 1998 and 1997 is as follows:

Nine Months Ended                       Project              Product
December 31, 1998                       Segment              Segment            Eliminations              Total
-----------------                       -------              -------            ------------              -----

Net revenues                            $114,750            $3,662,431                                   $3,777,181
Net income (loss)                     (3,118,738)             (883,968)                                  (4,002,686)
Identifiable assets                   13,566,367             2,430,400          $(11,994,756)             4,002,011
Depreciation and amortization             82,389                44,565                                      126,954

Nine Months Ended                       Project              Product
December 31, 1997                       Segment              Segment            Eliminations               Total
-----------------                       -------              -------            ------------               -----

Net revenues                            $90,669             $3,280,758                                  $3,371,427
Net income (loss)                    (2,526,685)            (1,144,510)                                 (3,671,195)
Identifiable assets                  20,158,361              2,705,158          $(13,936,244)            8,927,275
Capital expenditures                     24,463                220,744                                     245,207
Depreciation and amortization           112,653                 35,812                                     148,465

For the Year Ended                      Project              Product
March 31, 1998                          Segment              Segment            Eliminations               Total
------------------                      -------              -------            ------------               -----

Net revenues                           $158,427             $4,249,995                                   $4,408,422
Net income (loss)                    (5,544,428)            (1,679,566)                                  (7,224,004)
Identifiable assets                  17,355,904              1,947,316          $(14,074,568)             5,228,652
Capital expenditures                     39,478                109,788                                      149,266
Depreciation and amortization           152,662                 91,131                                      243,793

For the Year Ended                      Project             Product
March 31, 1997                          Segment             Segment             Eliminations               Total
--------------                          -------             -------             ------------               -----

Net revenues                           $128,334             $4,964,561                                    $5,092,895
Net income (loss)                    (3,603,800)            (1,128,246)                                   (4,732,046)
Identifiable assets                  17,798,356              2,684,164          $(12,081,768)             8,400,752
Depreciation and amortization           112,217                 70,055                                      182,272


NOTE 13 B GOING CONCERN

The Distributed Businesses have suffered recurring losses from operations and have had substantial financial support from Oldco, which raises substantial doubt about Newco's ability to continue as a going concern without such support. Newco is in the process of developing a business plan (and contemplates, after the consummation of the Merger, retaining a financial advisor to assist in (i) the preparation of such plan and (ii) exploring the financial and strategic options available to Newco) to improve Newco's operations and financial condition. No assurance can be given that such a plan will have such effects or that such financing will be available.

                 DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET


                                                                         December 31, 1998
                            ASSETS                              Historical      Adjustments       Pro Forma
Current Assets:                                                 ----------      -----------       ---------
  Cash and securities                                           $ 96,226     $ 1,653,867  (1)   $ 1,750,093
  Trade accounts receivable                                      603,355                            603,355
  Due from affiliates                                             64,223                             64,223
  Current portion of long-term notes receivable:
    Others                                                       127,919                            127,919
  Inventories                                                  1,166,673                          1,166,673
  Other current assets                                           287,983        (141,000) (3)       146,983
                                                                --------        --------          ---------
     Total current assets                                      2,346,379       1,512,867          3,859,246
Net Property, Plant and Equipment                              1,496,778               -          1,496,778
Other Assets                                                     158,854       1,706,753  (2)     1,865,607
                                                                --------        --------          ---------
     TOTAL ASSETS                                            $ 4,002,011    $  3,219,620        $ 7,221,631
                                                               =========       =========          =========

             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                      $   929,028    $          -        $  929,028
  Current portion of long-term debt                               11,700               -            11,700
  Current portion of accrued reserve and warranty expense        140,305               -           140,305
  Taxes other than income                                        100,122               -           100,122
                                                                 --------      ---------          --------
     Total Current Liabilities                                 1,181,155               -         1,181,155

Long-term Accrued Reserve and Warranty Expense                   167,935               -           167,935
Long-term Debt                                                   123,608               -           123,608
                                                                --------       ---------          --------
     Total Liabilities                                         1,472,698               -         1,472,698
                                                               ---------       ---------         ---------

Shareholders' Equity:
  Common stock                                                         -           1,221  (4)        1,221
  Additional paid-in capital                                           -       5,747,619  (4)    5,747,619
  Combined Equity                                              2,529,313      (5,748,840) (4)            -
                                                                       -        (141,000) (3)            -
                                                                       -       1,706,753  (2)            -
                                                                       -       1,653,774  (1)            -
                                                               ---------       ---------         ---------
     Total Shareholders' Equity                                2,529,313       3,219,527         5,748,840
                                                               ---------       ---------         ---------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 4,002,011    $  3,219,527       $ 7,221,538
                                                               =========       =========         =========


                 DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS


                                                           Nine Months Ended December 31, 1998
                                                    Historical            Adjustments      Pro Forma
Revenues:
  Product sales                                     $3,273,495                $ -        $ 3,273,495
  Other revenues                                       406,841                  -            406,841
  Interest and other investment income                  18,404                  -             18,404
  Other income                                          78,441                  -             78,441
                                                     ---------             --------        ---------
     Total Revenues                                  3,777,181                  -          3,777,181
                                                     ---------             --------        ---------

Costs and Expenses:
  Cost of product sales                              3,144,571                  -          3,144,571
  Selling, general and administrative expenses       6,577,230            190,422  (5)     6,767,652
  Interest expense                                     111,234                  -            111,234
  Other expense                                          8,832                  -              8,832
                                                     ---------            ---------       ----------
     Total Costs and Expenses                        9,841,867            190,422         10,032,289
                                                     ---------            ---------       ----------

Loss Before Income Taxes                            (6,064,686)          (190,422)        (6,255,108)

Credit for Income Taxes                             (2,062,000)           (76,200) (5)    (2,138,200)
                                                     ---------            ---------        ---------

Net Loss                                          $ (4,002,686)         $(114,222)       $(4,116,908)
                                                     =========           ==========        =========

Loss Per Common Share                              $ (32.79) (6)                         $ (33.73) (6)
                                                     ========                             =========



                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS


                                                           Year ended March 31, 1998
                                                   Historical          Adjustments       Pro Forma
Revenues:
  Product sales                                   $ 3,838,351                $ -         $3,838,351
  Other revenues                                      426,154                  -            426,154
  Interest and other investment income                 35,482                  -             35,482
  Other income                                        108,435                  -            108,435
                                                     --------           ---------           -------
     Total Revenues                                 4,408,422                  -          4,408,422
                                                    ---------           ---------         ---------

Costs and Expenses:
  Cost of product sales                              3,932,301                  -          3,932,301
  Selling, general and administrative expenses       8,466,360            253,896  (5)     8,720,256
  Interest expense                                     481,651                  -            481,651
  Other expense                                      2,519,114                  -          2,519,114
                                                    ----------           --------         ---------
     Total Costs and Expenses                       15,399,426            253,896         15,653,322
                                                     --------            --------         ----------

Loss Before Income Taxes                           (10,991,004)          (253,896)       (11,244,900)

Credit for Income Taxes                             (3,767,000)          (101,600) (5)    (3,868,600)
                                                    -----------          --------         -----------

Net Loss                                           $(7,224,004)         $(152,296)      $ (7,376,300)
                                                    ==========           ========         ==========

Loss Per Common Share                              $ (59.19) (6)                         $ (60.43) (6)
                                                    =========                             =========


  (1) Besicorp intends to contribute such amount necessary so that Newco and the Distributed Businesses shall have $1.75 million pursuant to the Spin-Off.

  (2)   Partnership   interests,   representing   the  remaining   equity  after
        distributions to Besicorp through the date of Merger, being assigned to Newco.

  (3) Reduction of other assets, receivable from the Company's president, since the balance will be settled by Besicorp prior to the Spin-Off. This adjustment was not reflected on the pro forma statement of operations because it is non-recurring and does not have an on-going effect on operations.

  (4) Issuance of approximately 122,057 shares to the holders of Besicorp common stock, on a one share for Newco for 25 shares of Besicorp basis, subject to adjustment based upon the payment of cash in lieu of the issuance of fractional shares and reclassification of the combined equity in excess of par value to paid in capital.

  (5) Pro forma adjustments on the pro forma statement of operations reflect the rental expense of $190,422 and $253,896 for the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively, net of income taxes at 40%. As part of the Plan of Merger, certain equipment with an original cost of $827,000 will be retained by Oldco and be leased to Newco. Rentals under the two year lease will be approximately $63,474 per quarter. Newco will have the option to purchase the equipment after the first year for $288,479. Oldco will have the option to require Newco to purchase the equipment at the end of the lease for $55,000.
        The lease will be accounted for as an operating lease on Newco's books.

  (6) Loss per common share is computed based on the 122,057 shares being issued on the Spin-Off as noted in Note 4 above.

  (7)   Assets  and  liabilities   will  be  transferred  to  Newco  at  Oldco's
        historical cost. The historical actions of Oldco's Distributed Businesses, including Newco's accounting policies, are attributable to Newco. The financial results in these financial statements are not necessarily indicative of the results that would have occurred if Newco had been an independent public company during the periods presented or of future results of Newco. The financial results in these financial statements include all the normal recurring expenses of the Distributed Businesses on a historical basis with the exception of additional rent and interest expense that would be charged on a stand alone basis. Interest expense was not incurred on net transactions with Oldco, although the interest expense represented in these financial statements includes interest on debt used to finance Oldco's working capital and, therefore, approximates the interest that would have been allocated had Oldco made such allocation. Adjustment for interest in the pro forma financial statements was not made, as the terms of financing of any additional debt can not be predicted at this time. Rental expense will be incurred by Newco on certain equipment which the Plan of Merger contemplates will be retained by Oldco. (See Note 5.) Such rental charges will approximate the depreciation incurred by Oldco and are not included in the historical results of the Distributed Businesses. There are no additional charges that were incurred by Oldco that would be allocated to the Distributed Businesses.

                                    EXHIBITS
                                       TO
                         POST EFFECTIVE AMENDMENT NO. 2
                                       TO
                                  FORM 10-SB/A

                          General Form for Registration
                     Of Securities of Small Business Issuers

                         Under Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934

                                ----------------

                                  BESICORP LTD.

                                INDEX OF EXHIBITS

2.1 Form of Contribution and Distribution Agreement by and between Besicorp Ltd. (the "Company")and Besicorp Group Inc. ("BGI").

3(i)                       Certificate of Incorporation of Besicorp Ltd.**

3(ii)                      By-Laws of Besicorp Ltd.**

10.1                       Form of  Indemnification  Agreement  by and among the
                           Company,   BGI   Acquisition   LLC  ("LLC")  and  BGI
                           Acquisition Corp.
                           ("Acquisition")**

10.2 Form of Escrow Agreement by and among the Company, BGI, LLC and Acquisition.**

10.3                       Form of Lease  by and between the Company and BGI.

10.4                       1999 Incentive Plan.

21.1                       List of Subsidiaries.

27                         Financial Data Schedule - 9 Months ended
                           December 31, 1998

27.1                       Financial Data Schedule - 9 Months ended
                           December 31, 1997

27.2                       Financial Data Schedule - Year ended March 31, 1998

27.3                       Financial Data Schedule - Year ended March 31, 1997

27.4                       Financial Data Schedule - 3 Months ended
                           December 31, 1998

27.5                       Financial Data Schedule - 3 Months ended
                           December 31, 1997



         *Filed as an Exhibit to Post -Effective Amendment No. 1 to the Form 10-SB/A of Newco filed on March 11, 1999.

         ** Filed as an Exhibit to the Form 10-SB of Newco filed on December 23, 1998 (File no. 000-25209).